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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-132860

PROSPECTUS

Aventine Renewable Energy Holdings, Inc.

9,058,450 Shares

Common Stock

        Aventine Renewable Energy Holdings, Inc., a Delaware corporation, is a leading producer and marketer of ethanol in the United States, with production facilities in Illinois and Nebraska.

        We and the selling stockholders are offering 6,410,256 shares and 2,648,194 shares, respectively, of our common stock. This is our initial public offering, and no public market currently exists for our common stock.

        Our common stock has been approved for listing on The New York Stock Exchange under the symbol "AVR."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 11 of this prospectus for some risks regarding an investment in our common stock.

	Per Share	Total
Offering Price	$43.00	$389,513,350.00
Discounts and commissions to underwriters	$2.15	$19,475,667.50
Offering proceeds to Aventine Renewable Energy Holdings, Inc., before expenses	$40.85	$261,858,957.60
Offering proceeds to selling stockholders	$40.85	$108,178,724.90

        You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We and the selling stockholders are not making an offer of these securities in any state where the offer is not permitted.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        We and one of the selling stockholders have granted the underwriters the right to purchase up to 1,035,717 additional shares of common stock and 323,050 additional shares of common stock, respectively, to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about July 5, 2006.

Banc of America Securities LLC	Friedman Billings Ramsey	Goldman, Sachs & Co.

BMO Capital Markets	JPMorgan	UBS Investment Bank

The date of this prospectus is June 28, 2006.

        See "Risk Factors" beginning on page 11 for a description of some important factors relating to an investment in the shares of our common stock offered by this prospectus, including information about our business. We are not making any representation to you regarding the legality of an investment by you under appropriate investment or similar laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of a purchase of the shares of our common stock.

INDUSTRY AND MARKET INFORMATION AND FORECASTS

        We obtained the industry, market and competitive position data and forecasts used throughout this prospectus from our own research, internal surveys and surveys or studies conducted by third parties, independent industry or general publications and other publicly available information. In particular, we have based much of our discussion of the ethanol industry, including government regulation relevant to the industry and forecasted growth in demand, on information published by the Renewable Fuels Association ("RFA"), the national trade association for the United States ethanol industry, of which Ronald H. Miller, our President and Chief Executive Officer, is Chairman. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, because the RFA is a trade organization for the ethanol industry, it may present information in a manner that is more favorable to the ethanol industry than would be presented by an independent source. While we believe that each of these studies and publications is reliable, we have not independently verified such data. Forecasts are particularly likely to be inaccurate, especially over long periods of time. For example, in 1983, the United States Department of Energy forecast that oil would cost $75 per barrel in 1995. In 1995, however, the price of oil was actually $17 per barrel. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

AVAILABLE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities at the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

        After effectiveness of the registration statement, which includes this prospectus, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

i

FORWARD LOOKING STATEMENTS

        All statements, other than statements of historical facts, included in this prospectus, are forward looking statements. In particular, statements that we make under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" relating to our overall volume trends, industry forces, margin trends, anticipated capital expenditures and our strategies are forward looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "would," "could" and similar expressions are intended to identify forward looking statements.

        These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward looking statements. We disclaim any duty to update any forward looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward looking statements include the risk factors discussed under the heading "Risk Factors" and the following:

  •
  changes in or elimination of laws, tariffs, trade or other controls or enforcement practices such as:

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  national, state or local energy policy;

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  federal ethanol tax incentives;

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  regulation currently under consideration pursuant to the passage of the Energy Policy Act of 2005, which contains a renewable fuel standard and other legislation mandating the usage of ethanol or other oxygenate additives;

  •
  state and federal regulation restricting or banning the use of Methyl Tertiary Butyl Ether, a fuel derived from methanol ("MTBE");

  •
  environmental laws and regulations applicable to our operations and the enforcement thereof;

  •
  changes in weather and general economic conditions;

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  overcapacity within the ethanol and petroleum refining industries;

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  total United States consumption of gasoline;

  •
  availability and costs of products and raw materials, particularly corn, coal and natural gas;

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  labor relations;

  •
  fluctuations in petroleum prices;

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  our or our employees' failure to comply with applicable laws and regulations;

  •
  our ability to generate free cash flow to invest in our business and service our indebtedness;

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  limitations and restrictions contained in the instruments and agreements governing our indebtedness;

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  our ability to raise additional capital and secure additional financing;

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  our ability to retain key employees;

  •
  liability resulting from actual or potential future litigation;

ii

  •
  competition;

  •
  plant shutdowns or disruptions at our plant or plants whose products we market;

  •
  availability of rail cars and barges;

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  renewal of alliance partner contracts; and

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  other factors described elsewhere in this prospectus.

iii

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the "Risk Factors" section and the consolidated financial statements and related notes appearing at the back of this prospectus.

        As used in this prospectus, unless the context otherwise requires or indicates, references to "Aventine," "Aventine Renewable Energy Holdings, Inc," "Company," "we," "our," and "us," refer to Aventine Renewable Energy Holdings, Inc., and its subsidiaries, pro forma for this offering of common stock.

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.

Business Overview

        We are a leading producer and marketer of ethanol in the United States based both on the number of gallons produced and sold. Through our production facilities, marketing alliances with other producers and purchase and resale operations, we marketed and distributed 529.8 million gallons of ethanol in 2005 and 164.9 million gallons in the three months ended March 31, 2006. For the year ended December 31, 2005, we sold approximately 13.5% of the total ethanol volume in the United States. We market and distribute ethanol to many of the leading energy companies in the United States. We have comprehensive national distribution capabilities through our leased railcar fleet and terminal network at critical points on the nation's transport grid where our ethanol is blended with our customers' gasoline. In addition to producing ethanol, our facilities also produce several co-products, such as corn gluten feed, corn germ and brewers' yeast, which generate incremental revenue and recapture a portion of our corn costs. Our revenue and operating income for the year ended December 31, 2005 were $935.5 million and $65.9 million, respectively, and for the three months ended March 31, 2006 were $313.5 and $24.6 million, respectively.

        We derive our revenues principally from the sale of ethanol, which we source as follows:

        Equity Production.    We own and operate one of the few coal fired corn wet milling plants in the United States in Pekin, Illinois, which we refer to as the "Illinois facility," and hold a 78.4% interest in a natural gas fired corn dry milling plant in Aurora, Nebraska, which we refer to as the "Nebraska facility." The remaining 21.6% of the Nebraska facility is owned by Nebraska Energy Cooperative, an agricultural cooperative comprised of over 200 corn producers. We consolidate all of the revenues and expenses of the Nebraska facility in our financial statements and the interest therein of the Nebraska Energy Cooperative is reflected as minority interest. Our facilities have a combined total annual ethanol production capacity of 150.0 million gallons with corn processing capacity of approximately 56.0 million bushels per year. We are expanding our Illinois facility by adding a new dry mill facility, which we expect to complete in early 2007. We expect this prefunded expansion to increase our total annual production capacity by approximately 56.5 million gallons, or 37.7%, to 206.5 million gallons. (Dry milling refers to an ethanol production process in which the entire corn kernel is first ground into flour before processing. Wet milling refers to an ethanol production process in which the corn is first soaked or "steeped" in water before processing.)

        For the year ended December 31, 2005 and the three months ended March 31, 2006, we generated approximately $192.4 million and $55.3 million of revenue, respectively, from the sale of ethanol produced at our facilities, which we refer to as "equity production revenue."

        Although revenues from ethanol sourced from our equity production operations represented approximately 20.5% and 17.6% of our total revenues for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, equity production operations represented the substantial majority of our operating income.

        For the year ended December 31, 2005 and the three months ended March 31, 2006, we also generated approximately $60.4 million and $14.8 million, respectively, of revenue from the sale of co-products and bio-products, allowing us to recapture approximately 44.6% of our aggregate corn costs.

        Non-Equity Production.    In addition to our equity production, we source ethanol from our marketing alliance and purchase ethanol from unaffiliated producers and marketers. These additional sources of ethanol enable us to meet major ethanol consumer needs by providing us with a nationwide market presence and leveraging our marketing expertise and distribution systems. We believe we have one of the largest marketing alliance networks in the ethanol industry which in 2005 allowed us to distribute 13.5% of total production in the United States. Two of our alliance partners (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation with annual ethanol production of 230.0 million gallons) have elected not to renew their marketing alliance agreement with us upon termination on March 31, 2007. Our marketing alliance partners pay us a commission of approximately 1% of net sales price. In addition they reimburse us for certain costs, including freight, storage, inventory carrying cost and indirect marketing costs.

        We also purchase ethanol on an opportunistic basis from unaffiliated producers and marketers when we can leverage our infrastructure to derive additional profit. These transactions are driven by our ability to purchase ethanol and then, through our distribution network and customer relationships, to resell the ethanol at a premium price. The margin from such purchase and resale could be very volatile.

        We generated approximately $553.6 million and $129.1 million of gross revenue from sales of gallons sourced from our marketing alliance and purchase and resale operations, respectively, in the year ended December 31, 2005 and $212.5 million and $30.9 million, respectively, in the three months ended March 31, 2006. Although revenues from our non-equity production represented approximately 73.0% and 77.6% of our total revenues for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, our non-equity production contribution to our operating income was limited.

Industry Overview

        Ethanol is a grain alcohol, equivalent to that found in alcoholic beverages which is primarily used in the United States as gasoline blendstock since the 1930s. It is produced through the fermentation of starch and sugar based feedstocks and then denatured so it is not fit for human consumption.

        According to industry reports, over 95.0% of domestic ethanol is produced from corn fermentation and as such is primarily produced in the Midwestern corn-growing states.

        Ethanol is marketed across the United States as an oxygenate (meaning that it adds oxygen to the fuel mixture) to reduce vehicle emissions as part of federal and state clean fuel programs which require the use of oxygenated gasoline in areas with certain levels of air pollution. Ethanol is also marketed as an octane enhancer to improve vehicle performance and reduce engine knock. We believe substantially all United States ethanol production is currently used as a fuel additive in gasoline, while the remaining production is used for industrial purposes.

        According to reports from the U.S. Environmental Protection Agency ("EPA") and others, due to their availability and cost, ethanol and MTBE are the two primary additives used to meet the federal oxygenate requirements. In recent years, there has been growing public concern about MTBE contamination of water supplies. These concerns have resulted in twenty-five states banning or significantly limiting the use of MTBE. See "Risk Factors—Risks Relating to Our Business—The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition."

        On August 8, 2005, the Energy Policy Act of 2005 was adopted. The comprehensive energy legislation includes a nationwide renewable fuels standard ("RFS") and eliminates the oxygenate requirement for reformulated gasoline in the Reformulated Gasoline ("RFG") program included in the Clean Air Act. The RFS establishes minimum nationwide levels of renewable fuels (ethanol, biodiesel, which is a renewable fuel in which soy oil is blended with standard diesel fuel and other additives, or any other liquid fuel produced from biomass, which is plant matter such as trees, grasses, agricultural crops or other biological matter, or biogas, which is a combustible gas derived from decomposing biological waste) to be included in gasoline, increasing from 4.0 billion gallons of RFS mandated usage in 2006 to 7.5 billion gallons by 2012. The Renewable Fuels Association ("RFA") expects that ethanol should account for the largest share of renewable fuels produced and consumed under an RFS. According to the RFA, the existing United States ethanol production capacity was approximately 4.8 billion gallons and the capacity under construction was approximately 2.0 billion gallons as of June 2006. See "Risk Factors—Risks Relating to Our Business—The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition."

Competitive Strengths

        We believe that our competitive strengths include the following:

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  Strong Market Position. We are a leading producer and marketer of ethanol in the United States based both on the number of gallons produced and sold. For the year ended December 31, 2005, we produced 134.3 million gallons, sold 413.2 million gallons of ethanol from non equity production, and added 17.7 million gallons of ethanol to our inventory for a total sales volume of 529.8 million gallons, representing approximately 13.5% of all ethanol sold in the United States during that period.

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  Diversified Supply Base. Our two facilities are diversified across geography, fuel source and technology, allowing us to capitalize on multiple opportunities and limit our exposure to any one input. We also generate revenue from multiple sources (equity (or produced), non-equity (or marketed but not produced) and co-products (or from our production)).

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  Extensive Distribution System. We control and operate an extensive distribution system through which we ship by rail, truck and barge. We believe that our extensive distribution system provides a competitive advantage because it permits us to increase our ethanol sales at blending terminals (which typically pay a higher price) and also allows us to use alternative modes of transportation from multiple supply points to obtain and lower overall transportation costs.

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  Supplier of Choice. We maintain long-standing customer relationships with most of the major integrated oil refiners operating in North America (including Royal Dutch Shell and its affiliates, Conoco Phillips Company, Valero Marketing and Supply Company, and Chevron Corporation) because of our ability to distribute ethanol extensively. We believe our extensive distribution system and the aggregate volumes we provide through our marketing alliances and purchase and resale operation allow us to provide superior customer service, reliably delivering large volumes of ethanol directly to our customers' blending sites in sufficient quantities.

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  Low Cost Producer. We believe we are one of the lowest cost producers of ethanol in the United States. Our Illinois facility generates 58.0% of its own electricity and 93.0% of its fuel requirements are met by using lower cost coal, which provides us significant cost savings compared to ethanol facilities that use higher cost natural gas to generate power. In addition, our Illinois facility, through its wet mill production process, generates higher margin co-products and bio-products, which allowed us to recapture 55.3% of our corn cost in the year ended December 31, 2005, which is a higher percentage than our competitors who employ the dry mill production process. At our Nebraska facility which employs the dry mill process, we recaptured 36.7% of our total corn costs.

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  Experienced and Proven Management Team. Our President and CEO Ronald H. Miller was appointed the Chairman of the RFA, the leading ethanol industry organization, in 2005, where he previously served as the Chairman from 1995 to 2001 and Vice Chairman from 2001 to 2005. Bobby L. Latham, the Chairman of our Board of Directors, previously ran a methanol (the raw material used to produce MTBE, a competing oxygenate) business for Morgan Stanley Capital Partners.

Business and Growth Strategy

        We pursue the following business strategies:

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  Add Production Capacity to Meet Expected Demand for Ethanol. We are continually exploring opportunities to increase our production capacity, including through acquisitions, greenfield development (which is development on lands that have yet to be built upon outside of agriculture or forestry use) and brownfield development (which is the development of an abandoned, idled, or under-used industrial and commercial facility). In addition to the currently underway 56.5 million gallon dry mill expansion of our Pekin, Illinois facility which we expect to complete in early 2007, we are developing a further 110.0 million gallon dry mill expansion in Pekin which we expect to complete by the end of 2008. We also recently signed a letter of intent with the Aurora Cooperative to develop a second 220.0 million gallon plant adjacent to our Nebraska facility, which we anticipate completing by the end of 2009. Furthermore, we have entered into a non-binding letter of intent regarding a potential 220.0 million gallon brownfield development, which, if we decide to pursue, we believe could be completed in 2009. We recently entered into memorandums of understanding with a construction firm, Kiewit Energy Company, and a technology provider, Delta-T, pursuant to which they have agreed to enter into negotiations to design and build these three ethanol plants. Other than with respect to the 56.5 million gallon dry mill expansion of our Pekin, Illinois facility, we do not have environmental or other permits, designs or engineering, procurement and construction contracts with respect to any of such potential expansions and accordingly cannot assure you that they will be completed on a timely basis or at all or that we will realize the benefits we anticipate. In addition, we cannot be sure that we will be able to obtain additional financing for these transactions on attractive terms or at all.

  •
  Expand Marketing Alliances. We established our first marketing alliance in 2001 and through March 2006 have increased the program to twelve alliance contracts with third party plants that have the capacity to produce 490.0 million gallons of ethanol per year.

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  Capitalize on Current and Changing Regulation. Through expansion of marketing alliances and continued investment in increasing production capacity, we believe we are well positioned to take advantage of the current and changing regulatory environment in our industry. For example, due to various political and regulatory factors, twenty-five states, notably California and New York, have banned or significantly limited the use of MTBE as a gasoline additive, and other states are expected to continue to follow, which may increase the demand for ethanol. Additionally, the Energy Policy Act of 2005 created the RFS which according to the RFA, is expected to increase demand for ethanol and other renewable fuels.

  •
  Research into Cellulosic Ethanol. As described by the RFA and in other reports, cellulosic plant biomass represents an untapped potential feedstock for the generation of fuel ethanol from renewable resources. Five years ago, we teamed up with Purdue University and the USDA's

    National Center for Agriculture Utilization Research in Peoria, Illinois to develop and scale up an efficient and economical pretreatment process for corn fiber and corn stover (the stalks and husks left over after harvest). Although the amount of funds we spent on research in this area in 2004 and 2005 (approximately $100,000) was minimal, we maintain our commitment to continue our research of the potential benefits associated with cellulosic ethanol.

Risks Associated with our Business

        Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors." Our business is highly sensitive to corn prices and we generally cannot pass on increases in corn prices to our customers. Though the current spread between ethanol and corn prices is historically high, we do not expect it to continue at its current level. Moreover, if the expected increase in ethanol demand does not occur, or if the demand for ethanol otherwise decreases, there may be excess capacity in our industry. The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition.

        We may not successfully acquire or develop additional production capacity. In addition, any acquisitions or greenfield developments we complete could dilute your ownership interest in us or have a material adverse effect on our financial condition and operating results. Moreover, our results of operations may be adversely affected by technological advances.

Metalmark Capital LLC

        Through their ownership of Aventine Renewable Energy Holdings, LLC, which we refer to as "Aventine Holdings LLC," the MSCP funds beneficially own approximately 39.6% of our outstanding common stock. After giving effect to this offering, the MSCP funds will continue to beneficially own approximately 28.3% of our outstanding common stock (26.9% if the underwriters' over-allotment option is exercised in full.) See "Principal and Selling Stockholders." Investment funds managed by Morgan Stanley Capital Partners have invested over $7.0 billion of equity capital across a broad range of industries during their 20-year history. In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark Capital LLC ("Metalmark"), an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the existing MSCP funds on a sub-advisory basis. As a result, Metalmark may be deemed to control our management and policies. Metalmark is expected to make new private equity investments across a broad range of industries, including its focus sectors of healthcare, energy and natural resources, financial services and industrials. Neither the MSCP funds nor Metalmark have any obligations with respect to the common stock nor any obligation to provide us with any financial support.

Organization

        We are a Delaware corporation organized in February 2003. We and our predecessors have been engaged in the production and marketing of ethanol since 1981.

Recent Developments

  April 2006 Letter of Intent with Aurora Cooperative

        On April 24, 2006, we announced that we signed a letter of intent with the Aurora Cooperative to develop a 220.0 million gallon per year ethanol plant. The $300.0 million site will also include grain, fertilizer and seed warehouse facilities. The letter of intent is subject to a number of significant conditions, including the negotiation and approval of definitive documentation for the transaction.

  December 2005 Private Placement

        On December 30, 2005, we completed a private offering of 21,179,025 shares of our common stock exempt from registration under the Securities Act for $13.00 per share. We received net proceeds from that sale of approximately $256.1 million after deducting the initial purchasers' discount of approximately $19.3 million. We used all of the net proceeds of the offering to repurchase an equal number of shares of our common stock from our existing stockholders. Of the $1.8 million of offering expenses, $1.5 million were reimbursed by Metalmark and $0.3 million were paid and expensed by the Company.

  General

        Our corporate offices are located at 1300 South 2nd Street, P.O. Box 10, Pekin, IL 61555-0010. We were incorporated in Delaware in February 2003. Our website address is http://www.aventinerei.com and our telephone number is 309-347-9200. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to make an investment in the common stock.

The Offering

Common stock offered by Aventine Renewable Energy Holdings, Inc.	6,410,256 shares
Common stock offered by selling stockholders (1)	2,648,194 shares
Common stock outstanding immediately prior to the completion of this offering	35,145,253 shares
Common stock to be outstanding after this offering	41,824,216 shares
Use of Proceeds
We will receive net proceeds from the sale of the common stock offered by us of approximately $260,608,958 after deducting the estimated expenses and underwriting discounts and commissions. We intend to use approximately $168.9 million of the net proceeds to tender for all $160,000,000 aggregate principal amount of our outstanding senior secured floating rate notes due 2011 (including the payment of a tender premium and related fees and expenses) and the remaining net proceeds for general corporate purposes, including the expansion of production capacity through acquisitions and construction of additional production capacity. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.
Listing	Our common stock has been approved for listing on The New York Stock Exchange under the symbol "AVR."
Dividend Policy	We do not anticipate that we will pay cash dividends in the near future.

        References in this prospectus to the number of shares offered and the number of shares to be outstanding after this offering, do not include:

  •
  1,358,767 shares that the underwriters may acquire upon exercise of the over-allotment option; and

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  3,453,329 shares subject to outstanding options at a weighted average exercise price of $5.52 per share.

(1)
See "Principal and Selling Stockholders" for more information on the selling stockholders. Includes 268,707 shares subject to outstanding options.

Risk Factors

        You should carefully consider all of the information contained in this prospectus prior to investing in the common stock. In particular, we urge you to carefully consider the information set forth under "Risk Factors" beginning on page 11 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the common stock.

Summary Historical Consolidated Financial Data

        The following table sets forth summary historical consolidated financial information. The summary historical consolidated financial data for the seven months ended December 31, 2003, the year ended December 31, 2004 and for the year ended December 31, 2005 have been derived from our audited historical financial statements. The summary consolidated financial data as of and for the three months ended March 31, 2005 and 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

        The summary historical consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Period from May 31 to December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	(in thousands, except per share data)
Income Statement Data:
Sales	$404,389	$858,876	$935,468	$197,030	$313,520
Cost of sales	375,042	793,070	848,053	178,184	282,925

Gross profit	29,347	65,806	87,415	18,846	30,595
Selling, general and administrative expenses	6,986	16,236	22,500	3,598	6,266
Other income (expense) (1)	161	3,196	989	559	265

Operating income	22,522	52,766	65,904	15,807	24,594
Interest income	4	19	2,218	387	655
Interest expense	419	2,035	16,510	3,868	4,365
Minority interest (expense) income	(1,025)	(2,148)	(2,404)	(898)	(1,266)
Other non-operating income (loss) (2)	(2,560)	(924)	1,781	(352)	555
Income before income taxes	18,522	47,678	50,989	11,076	20,173
Income taxes	7,473	18,433	18,807	4,441	7,986

Net income	$11,049	$29,245	$32,182	$6,635	12,187

Per Share Data:
Net income per common share
Basic	$0.32	$0.84	$0.93	$0.19	$0.35
Diluted	0.32	0.82	0.89	$0.19	0.34
Weighted average number of common shares outstanding
Basic	34,643	34,684	34,686	34,684	34,684
Diluted	34,643	35,768	36,052	35,827	36,019
Other Financial Data:
EBITDA (3) (4)	$19,718	$51,281	$67,555	$15,131	$24,929
Capital expenditures	2,952	4,653	20,672	1,334	13,016
	As of March 31, 2006
	Actual	As Adjusted(5)
Balance Sheet data:
Cash & cash equivalents	$10,153	$150,093
Restricted cash (6)	47,285	0
Total assets	239,600	326,415
Total debt	160,000	—
Total stockholders' equity (deficit) (7)	(7,159)	245,134

(1)
Other income for the three months ended March 31, 2006 and for the years ended December 31, 2005 and 2004 includes our receipt of approximately $0.09 million, $0.2 million and $2.0 million, respectively, under the United States Department of Agriculture Commodity Credit Corporation

  Bioenergy Program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2004 as Compared to Seven Months Ended December 31, 2003—Other Income."

(2)
Other non-operating income (loss) represents the effect of marking our derivative instruments to market which are not designated as hedges under SFAS 133 Accounting for Derivatives and Hedging Activities.

(3)
EBITDA is defined as earnings before net interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net earnings or any other measure of performance under accounting principles generally accepted in the United States as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles. Some of the limitations of EBITDA are:

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EBITDA does not reflect our cash used for capital expenditures;

•
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

•
EBITDA does not reflect changes in, or cash requirements for, our working capital requirements;

•
EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness; and

•
EBITDA includes non-recurring payments to us which are reflected in other income.

        The following table reconciles our EBITDA to net income for each period presented:

	Period from May 31 to December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	(in thousands)
Net income	$11,049	$29,245	$32,182	$6,635	$12,187
Plus: Income taxes	7,473	18,433	18,807	4,441	7,986
Plus: Interest expense	419	2,035	16,510	3,868	4,365
Less: Interest income	(4)	(19)	(2,218)	(387)	(655)
Plus: Depreciation	781	1,587	2,274	574	1,046

EBITDA	$19,718	$51,281	$67,555	$15,131	$24,929

We have included EBITDA primarily as a performance measure because management uses it as a key measure of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes. Management also uses EBITDA (subject to certain adjustments) to measure our compliance with important financial covenants under our revolving credit facility.

(4)
EBITDA for the five months from January 1, 2003 to May 30, 2003, computed on the basis of the audited historical financial statements of our predecessor included in the back of this prospectus would have been negative. Cash flows from operating activities for the five months from January 1, 2003 to May 30, 2003 were $1.2 million, which is significantly below what our adjusted interest expense would have been in that period. However, since these financial results represent those of our predecessor company, which was a division of The Williams Companies, Inc. and subject to allocations of corporate costs, they are not comparable to the results of operations and cash flow of our Company for periods subsequent to May 30, 2003.

(5)
As adjusted to give effect to the common stock offering and the application of net proceeds therefrom as described in "Use of Proceeds," as if each of these transactions occurred on March 31, 2006. The as adjusted information also reflects: (1) one-time charges of approximately $8.9 million ($5.5 million after tax) we expect to incur in connection with tendering for our senior secured floating rate notes representing the tender premium and fees and expenses, (2) a one-time charge of approximately $5.1 million ($3.1 million after tax) reflecting the write off of unamortized debt issuance costs related to our senior secured floating rate notes and (3) a one-time non-income impacting cash receipt of approximately $0.8 million we will recognize in connection with terminating an interest swap agreement we entered into in connection with the senior secured floating rate notes.

(6)
Represents cash held in escrow for the benefit of the holders of our senior secured floating rate notes due 2011 pending application to the construction of an expansion of our Pekin facility, which will be released upon the successful consummation of the tender offer.

(7)
Negative stockholder's equity reflects the net distribution to stockholders of a $139.7 million payment in 2004.

RISK FACTORS

Risks Relating to Our Business

  We operate in a competitive industry

        In the United States, we compete with other corn processors and refiners, including Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company, a subsidiary of Tate & Lyle, PLC. Some of our competitors are divisions of larger enterprises and have greater financial resources than we do. Although many of our competitors are larger than we are, we also have smaller competitors. Farm cooperatives comprised of groups of individual farmers have been able to compete successfully. As of June 2006, the top ten domestic producers accounted for approximately 46.3% of all production capacity. In addition, many of the new ethanol plants under development across the country are driven by farmer ownership.

        We also face increasing competition from international suppliers. Although there is a tariff on foreign produced ethanol that is roughly equivalent to the federal ethanol tax incentive, ethanol imports equivalent to up to 7.0% of total domestic production from certain countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. See "—The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition—Certain countries can import ethanol into the United States duty free, which may undermine the ethanol industry in the United States."

  Our business is highly sensitive to corn prices and we generally cannot pass on increases in corn prices to our customers

        The principal raw material we use to produce ethanol and ethanol by products is corn. Corn costs for the year ended December 31, 2005 comprised about 12.7% of our total cost of sales. As a result, changes in the price of corn can significantly affect our business. In general, rising corn prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow us to pass along increased corn costs to our customers. At certain levels, corn prices may make ethanol uneconomical to use in markets where the use of fuel oxygenates is not mandated. This happened in 1996. The price fluctuation in corn prices over the eighteen year period from 1986 through December 2005, based on the Chicago Board of Trade daily futures data, has ranged from a low of $1.43 per bushel in 1987 to a high of $5.48 per bushel in 1996.

        The price of corn is influenced by general economic, market and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of corn is difficult to predict. Factors such as severe weather or crop disease could have an adverse impact on our business because we may be unable to pass on higher corn costs to our customers. Any event that tends to negatively impact the supply of corn will tend to increase prices and potentially harm our business. Corn bought by ethanol plants represents approximately 13% of the 2005 total corn supply according to 2005 results reported by the National Corn Growers Association. The increasing ethanol capacity could boost demand for corn and result in increased price for corn.

        In an attempt to partially offset the effects of fluctuations in corn costs on operating profits, we take hedging positions in the corn futures markets. However, these hedging transactions also involve risk to our business. See "—We engage in hedging transactions which involve risks that can harm our business."

  The current spread between ethanol and corn prices is historically high and we do not expect it to continue at its current level

        Our gross margins are principally dependent on the spread between ethanol and corn prices. The current spread between ethanol and corn prices is currently at a historically high level, driven in large part by high oil prices. We do not expect the spread between ethanol and corn prices to continue at the current level. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our financial performance.

  If the expected increase in ethanol demand does not occur, or if the demand for ethanol otherwise decreases, there may be excess capacity in our industry

        Domestic capacity has increased steadily from 1.7 billion gallons per year in January of 1999 to 4.8 billion gallons per year at June 2006. In addition, there is a significant amount of capacity being added to our industry. According to the RFA, as of June 2006 approximately 2.0 billion gallons per year of production capacity is currently under construction. This capacity is being added to address anticipated increases in demand. Moreover, under the USDA's CCC Bioenergy Program, which is scheduled to expire September 30, 2006, the federal government makes payments of up to $150.0 million annually to ethanol producers that increase their production. This could create an additional incentive to develop excess capacity. However, demand for ethanol may not increase as quickly as expected or to a level that exceeds supply, or at all. If the ethanol industry has excess capacity and such excess capacity results in a fall in prices, it will have an adverse impact on our results of operations, cash flows and financial condition. Excess capacity may result from the increases in capacity coupled with insufficient demand. Demand could be impaired due to a number of factors, including regulatory developments and reduced United States gasoline consumption. Reduced gasoline consumption could occur as a result of increased gasoline or oil prices. For example, price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage. There is some evidence that this has occurred in the recent past as United States gasoline prices have increased.

        During 2002, our results of operations were significantly negatively impacted because of the excess capacity which came online in anticipation of the MTBE ban in California which became effective later than expected. Our top customers are oil companies which make significant profits from the sale of gasoline. As such they may oppose mandated blending of gasoline with ethanol and any increase in such mandated blending. Our competitors include plants owned by farmers who earn their livelihood through the sale of corn, and hence may not be as focused on obtaining optimal value for their produced ethanol as we are.

  The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we utilize in our manufacturing process

        We rely upon third parties for our supply of natural gas which is consumed in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could temporarily impair our ability to manufacture ethanol for our customers. Further, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our results of operations and financial condition. The price fluctuation in natural gas prices over the six year period from 1999 through December 31, 2005, based on the New York Mercantile Exchange, or Nymex, daily futures data, has ranged from a low of $1.63 per MMBtu in 1999 to a high of $15.38 per MMBtu in December 2005. We currently use approximately 2.0 million MMBtu's of natural gas annually, depending upon business conditions, in the manufacture of our products. Our usage of natural gas will increase based upon the expansion of our production capacities at our facilities in Nebraska and Illinois.

        In an attempt to minimize the effects of fluctuations in natural gas costs on operating profits, we may take hedging positions in the natural gas futures markets, however, these hedging transactions also involve risk to our operations. Since natural gas prices are volatile should we not take hedging positions, as occurs from time to time, our results could be adversely affected by an increase in natural gas prices. See "—We engage in hedging transactions which involve risks that can harm our business."

  Fluctuations in the selling price and production cost of gasoline may reduce our profit margins

        Ethanol is marketed both as an oxygenate to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline and if gasoline demand decreases, our results of operations and financial condition may be materially adversely affected.

  Our fixed price contracts for ethanol may be at a price level lower than the prevailing price

        At any given time, our fixed price contracts for ethanol may be at a price level different from the prevailing price, and such a difference could materially adversely affect our results of operations and financial condition. These fixed price contracts typically provide for delivery six to nine months later. As of April 1, 2006 we have contracted 287.0 million gallons at an average fixed price of $2.12, and 132.9 million gallons at an average $0.47 per gallon positive spread to the gasoline spot market price on the Nymex at the time of delivery. These contracts provide for delivery throughout 2006. These averages are volume weighted across all contracts throughout 2006 and there can be significant variations from quarter to quarter.

  We are substantially dependent on our two facilities and our alliance partner facilities and any operational disruption could result in a reduction of our sales volumes and could cause us to incur substantial expenditures

        The substantial majority of our net income is derived from the sale of ethanol and the related bio-products and co-products that we manufacture at our Illinois facility and our Nebraska facility. Our operations may be subject to significant interruption if either the Illinois facility or Nebraska facility experiences a major accident or is damaged by severe weather or other natural disaster. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or hazards inherent in our industry. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension or termination of operations and the imposition of civil or criminal penalties. As protection against these hazards we maintain property, business interruption and casualty insurance which we believe is in accordance with customary industry practices, but we cannot provide any assurance that this insurance will be adequate to fully cover the potential hazards described above or that we will be able to renew this insurance on commercially reasonable terms or at all.

        Any disruptions at our alliance partners' facilities could have a material adverse effect on our results of operations and financial condition. We agree through our alliance partner agreements to purchase all fuel grade ethanol produced by our alliance partners and title to the product transfers to us when product is loaded. Any disruptions at the alliance partners' facilities could affect our ability to meet our customers' demands. As a result of a disruption at an alliance facility we may have to purchase ethanol from the spot market.

  Our Illinois facility plant workers are covered by a collective bargaining agreement

        All hourly employees employed at the Illinois facility are covered by a collective bargaining agreement between our subsidiary, Aventine Renewable Energy, Inc., and Paper Allied/Industrial, Chemical and Energy Workers International Union, Local 6-6662 (which recently merged with the United Steelworkers of America), which is effective until October 31, 2006. There can be no certainty of a successful renewal of such agreement. Any disruption at our facilities could have a material adverse affect on our results of operations and financial condition.

  The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition

  The elimination or significant reduction in the federal ethanol tax incentive could have a material adverse effect on our results of operations

        The cost of producing ethanol has historically been significantly higher than the market price of gasoline. The production of ethanol is made significantly more competitive by federal tax incentives. The federal excise tax incentive program, which is scheduled to expire on December 31, 2010, allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell regardless of the blend rate. The current federal excise tax on gasoline is $0.184 per gallon, and is paid at the terminal by refiners and marketers. If the fuel is blended with ethanol, the blender may claim a $0.51 per gallon tax credit for each gallon of ethanol used in the mixture. We cannot assure you, however, that the federal ethanol tax incentives will be renewed in 2010 or if renewed, on what terms they will be renewed. The elimination or significant reduction in the federal ethanol tax incentive could have a material adverse effect on our results of operations.

  Waivers of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse affect on our results of operations

        Under the Energy Policy Act of 2005, the Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the RFS mandate with respect to one or more states if the Administrator determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the United States, or that there is inadequate supply to meet the requirement. In addition, the Department of Energy was directed under the Energy Policy Act of 2005 to conduct a study by January 2006 to determine if the RFS will have a severe adverse impact on consumers in 2006 on a national, regional or state basis. Based on the results of the study, the Secretary of Energy must make a recommendation to the EPA as to whether the RFS should be waived for 2006. Any waiver of the RFS with respect to one or more states or with respect to 2006 would adversely offset demand for ethanol and could have a material adverse effect on our results of operations and financial condition.

  While the Energy Policy Act of 2005 imposes a RFS, it does not mandate the use of ethanol and eliminates the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act

        The RFG program's oxygenate requirements contained in the Clean Air Act, which accounted for approximately 1.95 billion gallons of ethanol use in 2004, was completely eliminated on May 5, 2006 by the Energy Policy Act of 2005. While the RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS, the RFS is not limited to ethanol and also includes biodiesel and any other liquid fuel produced from biomass or biogas. We cannot assure you that the elimination of the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act will not result in a decline in ethanol consumption, which in turn could have a material adverse effect on our results of operations and financial condition.

  Certain countries can import ethanol into the United States duty free, which may undermine the ethanol industry in the United States

        Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.51 per gallon ethanol subsidy available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. There is a special exemption from the tariff for ethanol imported from 24 countries in Central America and the Caribbean islands which is limited to a total of 7.0% of United States production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7.0% limit). In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on United States prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2007. In addition the NAFTA (The North America Free Trade Agreement which was signed into law January 1, 1994) countries, Canada and Mexico, are exempt from duty. See "Business—Industry Overview—Legislative Drivers—The federal ethanol tax incentive program" and "—Federal tariff on imported ethanol." Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development. In particular, the ethanol industry has expressed concern with respect to a new plant under development by Cargill, Inc., the fifth largest ethanol producer in the United States, in El Salvador that would take the water out of Brazilian ethanol and then ship the dehydrated ethanol from El Salvador to the United States duty-free. Since production costs for ethanol in Brazil are estimated to be significantly less than what they are in the United States, the import of the Brazilian ethanol duty free through El Salvador or another country exempted from the tariff may negatively impact the demand for domestic ethanol and the price at which we sell our ethanol.

  We may be adversely affected by environmental, health and safety laws, regulations and liabilities

        We are subject to various stringent federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. We cannot assure you that we have been, are or will be at all times in complete compliance with these laws, regulations or permits or that we have had or currently have all permits required to operate our business. In the past, we have been subject to legal actions brought by environmental, regulatory authorities, advocacy groups and other parties for actual or alleged violations of environmental laws and regulations and certain of our environmental permits. We cannot assure you that we will not be subject to legal actions brought by such parties in the future for actual or alleged violations. In addition, we have made, and expect to make, significant capital expenditures on an ongoing basis to comply with these stringent environmental laws, regulations and permits.

        We are subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. For instance, soil and groundwater contamination has been identified at our Illinois facility. If these or other materials have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or "CERCLA," or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from such properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs.

        In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of environmental laws and regulations or other developments could require us to make additional significant expenditures. For example, our Illinois facility is subject to an EPA National Emissions Standards for Hazardous Air Pollutants ("NESHAP") requirement which comes into effect September 13, 2007. Based on engineering conducted to date and available information, we could incur capital costs of between $7.0 million and $9.0 million to bring the facility into compliance with the NESHAP. Also, in 2005, the Nebraska facility was required to obtain a permit which will require it to treat its wastewater prior to discharge to a publicly owned treatment system. We expect to incur $1.3 million in capital costs relating to this issue. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ongoing operations. Present and future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures and may have a material adverse effect on our results of operations or financial condition.

        Federal and state environmental authorities have been investigating alleged excess volatile organic compound ("VOC") and other air emissions from United States ethanol plants, including our Illinois and Nebraska facilities. In April 2005, we entered into a consent decree with state authorities, settling their investigation with respect to our Nebraska facility, which consent decree required us to secure a new air emissions permit, install additional air pollution control equipment and pay a $.04 million fine. While the matter relating to our Illinois facility is still pending, like the Nebraska facility and like other ethanol companies which have already resolved their VOC emission issues with the relevant authorities, we could be subject to penalties and be required to install additional air pollution control equipment, or take other measures to control air pollutant emissions at our Illinois facility. Based on currently available information, we expect to incur approximately $5 million in costs to install various pollution control equipment at our Nebraska facility required by, and otherwise meet the requirements of, the consent decree. We expect this equipment will be installed by September 2006 based on currently available information. As for our Illinois facility, we cannot at this time accurately estimate the capital costs we will be expected to incur. If controls are ultimately required, however, costs could be higher than those expected at our Nebraska facility due to the facility's larger size. In addition to these possible costs, we may be required to pay fines that could be material if the authorities determine our emissions were in violation of applicable law. We cannot assure you that the resolution of these or any other environmental matters affecting us will not have a material adverse effect on our results of operations or financial condition.

        We currently generate revenue from the sale of carbon dioxide which is a co-product of the ethanol manufacturing process at both our Illinois and Nebraska facilities. If new laws or regulations are passed relating to the production, disposal or emissions of carbon dioxide, we may not be able to continue generating revenue from carbon dioxide sales. Furthermore, we may also be required to incur significant costs to comply with any new laws or regulations relating to carbon dioxide.

        In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in personal injury claims or damage to property, natural resources and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. We do not carry environmental insurance. We believe that our insurance is adequate and customary for our industry, but losses could occur for uninsurable, or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that is not fully covered by insurance could have a material adverse impact on our results of operations and financial condition.

        For more information about our environmental compliance and actual and potential environmental liabilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures" and "Business—Environmental Matters."

  We may engage in hedging transactions which involve risks that can harm our business

        In an attempt to minimize the effects of the volatility of corn, natural gas, electricity and ethanol ("commodities") and interest rates on operating profits, we may take hedging positions in the commodities and interest rates futures options and swaps. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities. Although we attempt to link our hedging activities to sales plans and pricing activities, occasionally such hedging activities can themselves result in losses. There can be no assurance that such losses will not occur. Alternatively, we may choose not to engage in hedging transactions in the future. As a result, our results of operations may be adversely affected during periods in which corn and/or natural gas prices increase.

  We may not successfully acquire or develop additional production capacity. In addition, any acquisitions or greenfield developments we complete could dilute your ownership interest in us or have a material adverse affect on our financial condition and operating results

        We are continually exploring opportunities to increase our production capacity, including through acquisitions, greenfield development and brownfield development. In addition to the currently underway 56.5 million gallon dry mill expansion of our Pekin, Illinois facility which we expect to complete in early 2007, we are developing a further 110.0 million gallon dry mill expansion in Pekin which we expect to complete by the end of 2008. We also recently signed a letter of intent with the Aurora Cooperative to develop a second 220.0 million gallon plant adjacent to our Nebraska facility, which we anticipate completing by the end of 2009. Furthermore, we have entered into a non-binding letter of intent regarding a potential 220.0 million gallon brownfield development, which, if we decide to pursue, we believe could be completed in 2009. Other than with respect to the 56.5 million gallon dry mill expansion of our Pekin, Illinois facility, we do not have environmental or other permits, designs or engineering, procurement and construction contracts with respect to any of such potential expansions and accordingly cannot assure you that they will be completed on a timely basis or at all or that we will realize the benefits we anticipate. In addition, we cannot be sure that we will be able to obtain additional financing for these transactions on attractive terms or at all.

        The integration of any acquisition, greenfield or brownfield development into our business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Future acquisitions, greenfield or brownfield developments may involve the issuance of our equity securities as payment or in connection with financing the business or assets acquired. Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on our financial condition and operating results.

  We depend on our marketing alliance contracts for a majority of our revenues and significant synergies

        Revenues attributable to ethanol sourced from our marketing alliance partners represented 59.2% and 67.8% of our total revenues for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. Although their contribution to our operating income is limited, these marketing alliance contracts contribute significantly to our market presence and enable us to meet major ethanol consumer needs and leverage our marketing expertise and distribution systems. Our marketing alliance contracts are relatively short term in nature and most have a remaining term of less than one year. We cannot assure you that we will be able to renew these contracts or enter into similar contracts with other ethanol producers. In fact, two of our alliance partners (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation formerly VeraSun Energy Corporation) which represent 230.0 million gallons of capacity have notified us in writing that they have elected not to renew their marketing alliances with us upon termination on March 31, 2007. Although we believe that the loss of this capacity will be substantially offset by the addition of 208.0 million gallons of capacity announced or under construction by three new alliance partners and by increased volume of purchase and resale activity, we cannot assure you that this additional capacity will be constructed on time or at all.

  We are controlled by principal stockholders whose interests may differ from your interests and who will be able to exert significant influence over corporate decisions of the Company

        Through their ownership of our parent company, Aventine Holdings LLC, the MSCP funds beneficially own approximately 39.6% of our outstanding common stock. After giving effect to this offering, the MSCP funds will continue to beneficially own approximately 28.3% of our outstanding common stock 26.9% if the underwriters over-allotment option is exercised in full. See "Principal and Selling Stockholders." In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the existing MSCP funds on a sub-advisory basis. Two of our directors, Messrs. Abramson and Hoffman, currently are employees of Metalmark. Our amended and restated certificate of incorporation provides that directors may not be removed from office by the stockholders except for cause and only by the affirmative vote of the holders of not less than 85.0% of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors. As a result, Metalmark may be deemed to control our management and policies. In addition, Metalmark may be deemed to control all matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our certificate of incorporation and the approval of mergers and sales of all or substantially all our assets. These stockholders may have an interest in pursuing transactions that, in their judgment, enhance the value of the MSCP funds' equity investment in our Company, even though those transactions may involve risks to you as a minority stockholder. In addition, circumstances could arise under which the interests of Metalmark could be in conflict with the interests of our other stockholders or you, a minority stockholder. For example, our existing stockholders have and may in the future make significant investments in other companies, some of which may be competitors. None of our existing stockholders are obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

        In addition, we are party to an Expense Agreement with the MSCP funds, which is further described under "Certain Relationships and Related Party Transactions—Aventine Renewable Energy, Inc. Expense Agreement and Monitoring Fee Agreement," pursuant to which we are required to reimburse expenses those funds incur related to various matters including: (a) accountants, attorneys, recruitment firms and other consultants the MSCP funds may hire, (b) governmental and regulatory filings they may make, (c) review of our equity plans, acquisitions and financing transactions, and (d) monitoring our affairs. The MSCP funds are not required to obtain our approval or consult with us before they incur such expenses and the Expense Agreement is not terminable without the MSCP funds' consent.

  Our less than 100.0% ownership of our Nebraska subsidiary and the supermajority provisions contained in the operating agreement that governs that subsidiary may restrict our ability to govern and manage our business

        We own 78.4% of Nebraska Energy LLC, the subsidiary that owns our Nebraska facility. The other 21.6% is owned by Nebraska Energy Cooperative, an agricultural cooperative comprised of over 200 corn producers. Our Nebraska subsidiary is governed by an operating agreement which, among other things, requires a vote of holders of at least 80.0% of the outstanding member interests before our Nebraska subsidiary may undertake certain actions, including, but not limited to the following:

  •
  loans or advances to or investments in any other person, other than in the ordinary course of business;

  •
  acquisitions of capital assets or other capital expenditures during any taxable year in excess of certain specified thresholds;

  •
  the sale, lease or disposition of the property having a fair market value in excess of certain specified thresholds;

  •
  borrowings (including under capitalized leases, but excluding trade payables in the ordinary course of business) or the grant or creation of any security interest or other lien on any of the Nebraska subsidiary's property;

  •
  the guarantee or assumption of any liability or obligation of any person, except in the ordinary course of business;

  •
  except as provided in the operating agreement, the acquisition of any member's interests in the Nebraska subsidiary by redemption or otherwise;

  •
  the engagement of any member or affiliate of any member to provide any services or perform any functions to or for the Nebraska subsidiary (such as renting office space, providing accounting services, providing self-insurance or allocations of any member overhead to the Nebraska subsidiary); and

  •
  any transaction not in the "ordinary course of business or affairs" or "in the usual way of business and affairs" of the Nebraska subsidiary.

        The operating agreement also contains provisions which require the Nebraska subsidiary to obtain the approval of holders of at least 80.0% of the membership interests in order to distribute an amount in excess of 60.0% of its annual taxable income (as defined in the operating agreement).

        These provisions may limit our ability to quickly and adequately respond to changes in the business environment and may restrict our ability to manage the Nebraska facility in a manner that benefits our Company as a whole. For example, we may not be able to access additional financing unless we can obtain the guarantee of our Nebraska subsidiary or a pledge of its assets, and the other members of the Nebraska subsidiary may not approve such a guarantee or pledge. These provisions also limit our ability to transfer cash from the Nebraska facility to meet our obligations. See "—Risks Relating to this Offering—We are a holding company and there may be limitations on our ability to receive distributions from our subsidiaries."

  Our results of operations may be adversely affected by technological advances

        The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. In addition, advances in the development of alternatives to ethanol could significantly reduce demand for or eliminate the need for ethanol as a fuel oxygenate.

        Any advances in technology which require significant capital expenditures to remain competitive or which otherwise reduce demand for ethanol will have a material adverse effect on our results of operations and financial condition.

  The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act may strain our resources and distract management

        Following this offering, we will be a public company and will be subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, including Section 404. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures, corporate governance standards and internal controls over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our auditors on our management's assessment of and operating effectiveness of internal controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we may need to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with public company reporting requirements. We are not currently prepared for Sarbanes-Oxley and Exchange Act obligations and might not be able to complete the documentation and management assessment required by Section 404 of the Sarbanes-Oxley Act when it becomes applicable to us. Our attestation will be for the year ended December 31, 2007. In addition, the effort to prepare for these obligations may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and might not be able to do so in a timely fashion.

  We are a holding company and there may be limitations on our ability to receive distributions from our subsidiaries

        We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. Moreover, our Nebraska subsidiary is currently limited in its ability to pay dividends by the terms of its operating agreement. See "—Risks Relating to Our Business—Our less than 100.0% ownership of our Nebraska subsidiary and the supermajority provisions contained in the operating agreement that governs that subsidiary may restrict our ability to govern and manage our business."

Risks Relating to this Offering

  There has been no public market for the shares of our common stock and following the completion of this offering, the trading price for the shares of our common stock may be volatile

        The initial offering price for the shares of our common stock will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters, and such negotiations will be based upon factors that may not be indicative of the future market performance of the shares of our common stock. Consequently, the market price of the shares of our common stock after this offering may vary substantially from the initial offering price.

        Although we intend to apply for listing of the shares of our common stock on the New York Stock Exchange, we cannot assure you that we will meet their listing requirements or that even if we are successful in obtaining a listing that a liquid trading market for the shares will develop. The liquidity of any market for the shares of our common stock will depend on a number of factors, including:

  •
  the number of stockholders;

  •
  our operating performance and financial condition;

  •
  the market for similar securities; and

  •
  the interest of securities dealers in making a market in the shares of our common stock.

        Historically, the market for common stock has been subject to disruptions that have caused substantial volatility in the prices of these securities, which may not have corresponded to the business or financial success of the particular company. We cannot assure you that the market for the shares of our common stock will be free from similar disruptions. Any such disruptions could have an adverse effect on stockholders. In addition, the price of the shares of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of market analysts and investors.

        Some specific factors that may have a significant effect on the market price of the shares of our common stock include:

  •
  actual or expected fluctuations in our operating results;

  •
  actual or expected changes in our growth rates or our competitors' growth rates;

  •
  conditions in our industry generally;

  •
  conditions in the financial markets in general or changes in general economic conditions;

  •
  our inability to raise additional capital;

  •
  changes in market prices for our product or for our raw materials; and

  •
  changes in stock market analyst recommendations regarding the shares of our common stock, other comparable companies or our industry generally.

        As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial offering price.

  Shares eligible for sale after this offering could adversely affect the price of the shares of our common stock

        The market price of the shares of our common stock could decline as a result of sales by our existing stockholders after this offering or the perception that such sales might occur after the termination of the lock-up restrictions, which apply to the selling stockholders and certain members of management. These sales also might make it difficult for our equity securities to be sold in the future at a time and price that we deem appropriate. Following the expiration of the applicable lock-up periods, the existing stockholders, which will then own an aggregate of 32,765,766 outstanding shares of our common stock and options to acquire an additional 3,184,622 shares of our common stock, will be free to sell additional shares of our common stock, subject to obtaining necessary corporate authorizations and approvals from securities regulators in relevant jurisdictions. In addition, they will have the right to require us to register the resale of their shares. If, following the expiration of the lock-up period, any of our existing stockholders sell a significant number of shares, the market price of our common stock could be adversely affected.

  The book value of the shares of our common stock purchased in this offering will be immediately diluted

        Investors who purchase the shares of our common stock in this offering will suffer an immediate dilution of $37.49 in net tangible book value per share. See "Dilution."

  Provisions of our amended certificate of incorporation and bylaws and our stockholder rights plan could delay or prevent a takeover of us by a third party

        Provisions in our amended certificate of incorporation and bylaws and of Delaware corporate law and our stockholder rights plan may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change our management and board of directors. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our Company. In addition, a change of control of our Company may be delayed or deterred as a result of our having three classes of directors (each class elected for a three year term) or as a result of any stockholders' rights plan that our board of directors adopted. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock."

USE OF PROCEEDS

        We estimate the net proceeds from the sale of the common stock offered by us will be approximately $260.6 million and after deducting the estimated expenses and underwriting discounts and commissions. We intend to use approximately $168.9 million of the net proceeds to tender for all $160,000,000 aggregate principal amount of our outstanding senior secured floating rate notes due 2011 (including the payment of a tender premium and related fees and expenses) and the remaining net proceeds for general corporate purposes, including the expansion of production capacity through acquisitions and construction of additional production capacity. Although we are continually exploring opportunities to increase production capacity, at this time we have no specific plans other than the following: (i) the currently underway 56.5 million gallon dry mill pre-funded expansion of our Illinois facility, (ii) we are have entered into a non-binding letter of intent regarding a potential 220.0 million gallon per year brownfield development, (iii) we recently signed a letter of intent with the Aurora Cooperative to develop a second 220.0 million gallon plant adjacent to our Nebraska facility and (iv) we are developing a further 110.0 million gallon dry mill expansion in Pekin. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

        Our senior secured floating rate notes due 2011 bear interest at a floating rate of interest calculated as a fixed 6% plus three-month LIBOR, which is reset quarterly beginning on the 15th of March, June, September and December. The interest rate on the notes for the quarter period ending June 14, 2006 is 10.9%. The notes mature on December 15, 2011.

DIVIDEND POLICY

        We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. In addition, our outstanding Senior Secured Floating Rate Notes due 2011 and Amended Revolving Credit Facility limits our ability to pay dividends, and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. See "Description of Certain Indebtedness."

CAPITALIZATION

        The following table sets forth, as of March 31, 2006, our cash and cash equivalents and capitalization on an actual basis and as adjusted to give effect to this common stock offering, at an assumed initial public offering price of $43.00 per share. This table should be read in conjunction with our historical financial statements and the related notes thereto, "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information that is included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted(1)
	(in thousands)
Cash and equivalents (2)	$10,153	$150,093

Debt
Revolving credit facility (3)	$—	$—
Senior secured notes	160,000	—

Total debt	160,000	—
Stockholders' equity (deficit)
Common stock ($0.001 par value; 185,000,000 shares authorized; 35,145,253 shares issued and outstanding, 41,555,509 actual and as adjusted)	—	6
Additional paid in capital	5,534	266,390
Retained earnings (deficit)	(11,826)	(20,395)
Accumulated other comprehensive loss	(867)	(867)

Total stockholders' equity (deficit) (4)	(7,159)	245,134

Total capitalization	$152,841	$245,134

(1)
As adjusted to give effect to the common stock offering and the application of net proceeds therefrom as described in "Use of Proceeds," as if each of these transactions occurred on March 31, 2006. The expense of the offering is expected to be $2.5 million. The as adjusted information also reflects: (1) one-time charges of approximately $8.9 million ($5.5 million after tax) we expect to incur in connection with tendering for our senior secured floating rate notes representing the tender premium and fees and expenses, (2) a one-time charge of approximately $5.1 million ($3.1 million after tax) reflecting the write off of unamortized debt issuance costs related to our senior secured floating rate notes and (3) a one-time non-income impacting cash receipt of approximately $0.8 million we will recognize in connection with terminating an interest swap agreement we entered into in connection with the senior secured floating rate notes.

(2)
Cash and equivalents was $10.2 million at March 31, 2006. As adjusted cash and equivalents includes restricted cash of $47.3 million held in escrow for the benefit of the holders of our senior secured floating rate notes due 2011 pending application to the construction of an expansion of our Pekin facility, which will be released upon the successful consummation of the tender offer.

(3)
Borrowing availability under our $60.0 million revolving credit facility is subject to a borrowing base calculation and is also reduced by outstanding loans and outstanding irrevocable letters of credit. Available borrowing under the credit facility totaled $57.8 million and $52.1 million as of March 31, 2006 and December 31, 2005, respectively.

(4)
Negative stockholder's equity reflects the net distribution to stockholders of a $139.7 million payment in 2004.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the shares of our common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2006, divided by the number of shares of our common stock held by our stockholders as of such date, assuming for this purpose that we had issued 6,410,256 shares of common stock in this offering. On March 31, 2006, we had a net tangible book value of $(7.2) million, or $(0.16) per share on the basis described above.

        On an adjusted basis, after giving effect to:

  •
  the sale by us of 6,410,256 shares of newly authorized common stock in this offering after deducting the fees and expenses, including discounts to the Underwriters; and

  •
  the application of the proceeds of this offering, after deducting the fees and expenses, including discounts to the Underwriters, as described under "Use of Proceeds,"

our adjusted net tangible book value as of March 31, 2006 would have been $244.9 million, or $5.51 per share of common stock. This represents an immediate increase in net tangible book value of $5.67 per share to our existing stockholders and an immediate dilution in net tangible book value of $37.49 per share to new investors.

        The following table illustrates this dilution on a per share basis:

Initial offering price per share		43.00
Net tangible book value per share as of March 31, 2006	(0.16)
Increase in net tangible book value per share attributable to the offering and use of proceeds	5.67
Adjusted net tangible book value per share after giving effect to the offering	5.51

Dilution in net tangible book value per share to new investors		$37.49

        The following table summarizes, on an adjusted basis as of March 31, 2006 after giving effect to the transactions described above, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Account	Percent
Existing stockholders	35,950,388	79.9%	$(204,598,142)	N/A	$(5.69)
New investors	9,058,450	20.1	389,513,350	N/A	43.00

Total	45,008,838	100.0%	$184,915,208

        The foregoing computations include 2,863,329 shares issuable upon the exercise of outstanding stock options as of March 31, 2006.

        As of March 31, 2006, there were 35,145,253 shares of our common stock outstanding held by four stockholders of record. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 35,627,338, or 77.4% of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to 10,417,217, or 22.6% of the aggregate number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected historical consolidated financial information. The selected predecessor historical consolidated financial data for the year ended December 31, 2001 and the year ended December 31, 2002 are unaudited. The five months ended May 30, 2003 selected predecessor historical consolidated financial data and the seven months ended December 31, 2003 selected successor historical consolidated financial data are derived from our audited historical financial statements. The selected historical consolidated financial data for the year ended December 31, 2004 and December 31, 2005 have been derived from our audited historical financial statements. The selected historical consolidated financial data for the three months ended March 31, 2005 and March 31, 2006 are unaudited.

        The historical consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, reference to our historical consolidated financial statements and the accompanying notes thereto and other financial information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Unaudited Year Ended December 31, 2001	Unaudited Year Ended December 31, 2002	Period from January 1, 2003 through May 30, 2003	Period from May 31 to December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	Predecessor Historical(1)	Predecessor Historical(1)	Predecessor Historical(1)
	(in thousands, except per share data)
Income Statement Data:
Sales	$428,489	$458,570	$271,379	$404,389	$858,876	$935,468	$197,030	$313,520
Cost of sales	395,505	445,789	270,242	375,042	793,070	848,053	178,184	282,925

Gross profit	32,984	12,781	1,137	29,347	65,806	87,415	18,846	30,595
Selling, general and administrative expenses	13,883	13,086	6,278	6,986	16,236	22,500	3,598	6,266
Other income (expense)	(324)	(3,176)	(210)	161	3,196	989	559	265
Provision for asset impairment(5)	0	(195,784)	0	0		0		0
Operating income (loss)	18,777	(199,265)	(5,351)	22,522	52,766	65,904	15,807	24,594
Interest income	0	0	3	4	19	2,218	387	655
Interest expense	9,509	7,250	4,226	419	2,035	16,510	3,868	4,365
Minority interest	0	6,070	378	(1,025)	(2,148)	(2,404)	(898)	(1,266)
Other non-operating income (loss)	(4,747)	(1,340)	1,024	(2,560)	(924)	1,781	(352)	555
Income (loss) before income taxes	4,521	(201,785)	(8,172)	18,522	47,678	50,989	11,076	20,173
Income tax expense (benefit)	(2,447)	(1,498)	(3,269)	7,473	18,433	18,807	4,441	7,986

Net income (loss)	$6,968	$(200,287)	$(4,903)	$11,049	$29,245	$32,182	$6,635	12,187

Balance Sheet Data (at period end):
Total assets(8)	275,923	98,251	89,805	$106,449	$163,598	$224,352	$168,650	239,600
Total debt(2)(7)	175,405	162,169	152,759	3,922	172,791	161,514	166,060	160,000
Per Share Data:
Net income per common share(6)
Basic	$0.20	$(5.78)	$(0.14)	$0.32	$0.84	$0.93	$0.19	$0.35
Diluted	$0.20	$(5.78)	$(0.14)	0.32	0.82	0.89	$0.19	0.34
Weighted Average number of common shares outstanding
Basic	34,643	34,643	34,643	34,643	34,684	34,686	34,684	34,684
Diluted	34,643	34,643	34,643	34,643	35,768	36,052	35,827	36,019
Other financial data:
Cash flow from operating activities	N/A	N/A	N/A	$21,831	$49,573	$28,827	$8,920	$8,073
EBITDA(3)(4)	N/A	N/A	N/A	19,718	51,281	67,555	15,131	24,929
Capital expenditures	N/A	N/A	N/A	2,952	4,653	20,672	1,334	13,016

(1)
The financial statements for the year ended 2001, the year ended 2002 and for the period from January 1, 2003 to May 30, 2003 were prepared using the historical basis of accounting applied by the subsidiary of The Williams Companies, Inc. which owned and operated our business prior to May 30, 2003. These financial statements are designated as "Predecessor" because they are not comparable to our operating and cash flow results subsequent to our acquisition by the MSCP funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" for a discussion of differences.

(2)
Total debt includes amounts outstanding under our revolving credit agreement and senior secured notes outstanding.

(3)
EBITDA is defined as earnings before net interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net earnings or any other measure of performance under accounting principles generally accepted in the United States as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles. Some of the limitations of EBITDA are:

  •
  EBITDA does not reflect our cash used for capital expenditures;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

  •
  EBITDA does not reflect changes in, or cash requirements for, our working capital requirements;

  •
  EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness; and

  •
  EBITDA includes non recurring payments to us which are reflected in other income.

The following table reconciles our EBITDA to net income for each period presented:

	Period from May 31 to December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	(in thousands)
EBITDA	$19,718	$51,281	$67,555	$15,131	$24,929
Depreciation	(781)	(1,587)	(2,274)	(574)	(1,046)
Net interest expense	(415)	(2,016)	(14,292)	(3,481)	(3,710)
Income taxes	(7,473)	(18,433)	(18,807)	(4,441)	(7,986)

Net income	$11,049	$29,245	$32,182	$6,635	$12,187

We have included EBITDA primarily as a performance measure because management uses it as a key measure of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes. Management also uses EBITDA (subject to certain adjustments) to measure our compliance with important financial covenants under our revolving credit facility.

(4)
EBITDA for the five months from January 1, 2003 to May 30, 2003, computed on the basis of the audited historical financial statements of our predecessor included in the back of this prospectus, would have been negative. Cash flows from operating activities for the five months from January 1, 2003 to May 30, 2003 were $1.2 million, which is significantly below what our adjusted interest expense would have been in that period. However, since these financial results represent those of our predecessor company, they are not comparable to the results of operations and cash flow of our Company for periods subsequent to May 30, 2003.

(5)
Provision for asset impairment was the result of writing down the fixed assets of Williams Bio-Energy LLC on the financial statements of The Williams Companies, Inc.

(6)
Pro forma net income (loss) per common share of our predecessor is based upon the weighted average number of shares of common stock outstanding at the inception of the Company.

(7)
In the periods prior to May 31, 2003, our predecessor's business was financed by its parent company. Therefore, the only debt incurred by our predecessor was inter-company debt, which we have disclosed in this schedule as Total debt for periods prior to May 31, 2003.

(8)
In the periods prior to May 31, 2003, our predecessor's Total assets disclosed excludes intercompany receivables.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

        We were acquired by the MSCP funds from a subsidiary of The Williams Companies, Inc. on May 30, 2003. The acquisition was accounted for as a purchase in accordance with SFAS No. 141 and, accordingly, our results of operations for periods prior to May 31, 2003 are not directly comparable to our results of operations for subsequent periods.

Executive Overview

    Revenues

        We derive our revenues from the sale of ethanol and the sale of co products (corn gluten feed and meal, corn germ, condensed corn distillers solubles, carbon dioxide, DDGS (dry distillers grain with solubles) and WDGS (wet distillers grains with solubles)) and bio products (brewers' yeast) we produce as by products during the production of ethanol at our plants, which we refer to as by product revenues. We source ethanol as follows:

  •
  Ethanol we manufacture at our plants, which we refer to as equity production;

  •
  Ethanol we purchase from our marketing alliance partners, which we refer to as marketing alliance; and

  •
  Ethanol we purchase on the spot market, which we refer to as purchase and resale.

        Revenue from sales of products is recognized at the time title and the risks and rewards of ownership pass. This occurs when the products are shipped per the customer's instructions, the sales price is fixed and determinable and collection is reasonably assured.

        Because we market and sell ethanol without regard to whether we produced it, are reselling it, or are marketing it for our marketing alliance partners, our general ledger system does not track or report our ethanol revenue by gallons or the gallons of ethanol we sell. We determine an approximate amount of gallons sold and revenue contributed by each source based on the assumption that customers are performing within the stated terms of their contracts and the change in our ethanol inventory. Accordingly, the amounts reported in this section and elsewhere in this prospectus with respect to the breakdown of equity production, marketing alliance and purchase and resale revenues and gallons have been derived as follows:

  •
  Marketing alliance revenues have been determined by multiplying the number of gallons contracted by the average selling price;

  •
  Purchase and resale revenues have been determined by multiplying the actual gallons sold by the actual selling price; and

  •
  Equity production revenues have been determined as the amount of revenues remaining after deducting the amount of total marketing alliance revenue and total purchase and resale revenue (determined as described above) from total ethanol revenues. To the extent that the amount of equity production revenues determined in this manner exceeds the amount of ethanol produced during the period (per our production records), the difference is attributed to the sale in the current period of ethanol inventory produced in previous periods. To the extent that the amount of equity production revenues determined in this manner is less than the amount of ethanol produced during the current period (per our production records), the difference is attributed to ethanol produced and added to inventory during the current period.

        As a result of this methodology, the information presented with respect to each of these sources of revenues above are only directionally indicative of gallon and revenue performance by source.

        Generally, we sell ethanol through contracts which are typically six months in duration. The pricing for these contracts is either fixed, primarily based on the spot market price of ethanol at the time the contracts are entered into or indexed to quoted gasoline prices.

        The principal factors affecting the price of ethanol are:

  •
  The price of gasoline.—since ethanol is sold in the discretionary market in addition to the mandatory market for oxygenates and competes with other oxygenates as well as gasoline, the price of ethanol over the long term has been correlated to the price of gasoline, which closely follows the price of oil;

  •
  Federal ethanol tax incentives.—the federal ethanol tax incentives, which were recently extended to 2010 in the form of an excise tax credit for ethanol refiners, enable refiners to pay a premium to the price of gasoline or ethanol. As a result, over the long term the spread between the price of gasoline and ethanol has trended towards the historical tax incentive which was $0.52 per gallon until it was reduced to $0.51 per gallon as of January 1, 2005; and

  •
  Ethanol industry fundamentals (i.e. capacity and demand).—the ethanol industry has had significant increases in both capacity and demand in recent years, although not always in tandem. Demand has been driven largely by (1) regulatory changes in the mandatory market, in particular, state legislation banning or limiting the use of MTBE as a gasoline oxygenate and (2) the spread between ethanol and gas prices in the discretionary market. Annual domestic capacity has increased steadily from 1.7 billion gallons per year at January 31, 1999 to 4.8 billion gallons in June 2006. The decline in ethanol prices in 2002 (as shown in the table on page 32) was largely the result of capacity increases in 2000 and 2001 in anticipation of an MTBE ban in California (which alone used approximately 600.0 million gallons of ethanol in 2003), which was delayed in early 2002 by California's energy commission until January 1, 2004. The significantly higher price for 2004 was due to a more balanced supply and demand situation and much higher gasoline prices. The higher prices may not continue if supply exceeds demand even if gasoline prices remain high.

        Equity production revenues are driven by the volume of ethanol that we produce and wholesale ethanol prices. Our plants typically operate at or near 100.0% capacity except for scheduled outages that typically average approximately one week each year. Since we have not increased our production capacity in recent years, with the exception of the expansion of the Nebraska facility, which was completed in November, and modest improvements from operational changes, the volume of ethanol we produce has remained relatively constant. The increase in 2003 was attributable to permanent operational improvements (mainly the shift to a continuous fermentation process at our Nebraska facility) and the absence of any maintenance outages. The increase in 2004 was due to operational improvements that increased the yield of ethanol per bushel of corn. The decrease in 2005 was due to both planned and unplanned outages at our Nebraska facility.

        As discussed under "—Liquidity and Capital Resources—Capital Expenditures," we intend to increase the capacity of our Illinois facility by approximately 56.5 million gallons. The prefunded expansion at the Illinois facility has been underway since August 2005 and is expected to be completed in early 2007.

        The market price of ethanol also drives equity production revenue.

        We also generate revenue by selling ethanol that we purchase from our marketing alliance partners, which we refer to as "marketing alliance revenue." Our marketing alliance partners are third party producers (including producers in which we have a minority interest, each of which are less than 8.0%), which sell their ethanol production to us on an exclusive basis. Our marketing alliance contracts require us to purchase all of the production of these facilities and resell it at contract or prevailing market prices. Although the purchase price we pay our marketing alliance partners is based on the price at which we resell the ethanol, marketing alliance revenues include the gross revenues from such sales and not merely the net amount because we take title to the inventory, we are the primary obligor in the sales arrangement with the customer, and assume all the credit risk. As a result, marketing alliance revenues are driven by the volume of ethanol that our marketing partners produce and wholesale ethanol prices. Since we are obligated to purchase all of the production of our marketing alliance partners, and since they typically operate at or near capacity, the volume of ethanol we purchase from our marketing alliance partners is driven by the capacity of their plants. We signed our first marketing alliance agreement in 2001 and as of March 2006 have increased the program to twelve alliance contracts with third party plants that have the capacity to produce 490.0 million gallons of ethanol per year. Additionally, three new alliance partners currently have an additional 208.0 million gallons per year of capacity announced or under construction.

        Two of our alliance partners with the capacity to produce 230.0 million gallons per year (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation formerly VeraSun Energy Corporation) represented by the parent company VeraSun Energy Corporation have notified the Company in writing that they have elected not to permit automatic renewal of their marketing alliance agreement with the Company on March 31, 2007. Although we believe that the loss of this capacity will be substantially offset by the addition of 208.0 million gallons of capacity announced or under construction by three new alliance partners and by increased volume of purchase and resale activity, we cannot assure you that this additional capacity will be constructed on time or at all.

        We also resell ethanol that we purchase from unrelated producers and marketers which we refer to as "purchase and resale revenue." These transactions are done on an opportunistic basis and allow us to leverage our distribution network and storage logistics. Purchase and resale revenues are driven by the volume of ethanol we purchase and wholesale ethanol prices.

        We generate additional revenue through the sale of by products (both bio-products and co-products) that result from our ethanol production process. These by products include brewers' yeast, corn gluten feed and meal, corn germ, condensed corn distillers solubles, carbon dioxide, DDGS and WDGS. Since we typically operate at or near capacity, the volume of by products we produce has remained relatively constant. However, we have shifted the mix of these by products to optimize our revenue. We have made a higher volume of yeast which has reduced the amount of condensed corn distillers solubles ("CCDS") made. This allowed us to replace CCDS sold at approximately $0.02 cents per pound with yeast sold at $0.22 cents per pound. (One pound of yeast replaces 1.6 pounds of CCDS) By product revenues have been driven by the market prices for our by products which generally track the price of corn.

        The table set forth below summarizes certain information such as the ethanol produced at our facilities, wholesale ethanol prices, volume of ethanol sourced from our alliance partners and volume of ethanol repurchased and sold for the periods indicated.

	Year ended December 31,
						Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Average ethanol spot market sales price per gallon (1)	$1.50	$1.13	$1.35	$1.54	$1.87	$1.61	$2.30
Average corn price per bushel (2)	$2.11	$2.34	$2.33	$2.56	$2.11	$2.06	$2.22
Equity production ethanol volume (millions of gallons)	129.7	128.8	132.2	139.4	134.3	36.3	36.6
Volume of ethanol sourced from Alliance Partners (millions of gallons)	34.3	110.4	230.9	297.2	344.4	77.2	120.7
Ethanol purchase and resale volume sold (millions of gallons)	117.0	107.9	95.7	62.9	68.8	14.4	14.4
Number of functioning alliance partners (at period end)	4	10	10	9	12	12	12

(1)
Source: Oil Price Information Service. These are spot prices rather than the company's realized prices.
(2)
Average wholesale corn prices based on the daily Chicago Board of Trade corn settlement prices for the period presented.

    Gross margin

        While we derive revenues from four sources, equity production operations and the sale of co-products and bio-products generate the substantial majority of our gross margin. Although our marketing alliances and purchase and resale operations are key elements of our operating strategy, permitting us to leverage our distribution system and enhance our market position, their contribution to our operating income is limited.

        Our gross margin from the manufacture and sale of ethanol and by products at our plants is principally determined by the spread between ethanol and corn prices and, to a lesser extent, market prices for the by products we produce and the manufacturing costs of converting corn to ethanol. Corn is our most significant raw material cost, representing 12.7% of our cost of sales, including all costs associated with purchase and resale and marketing alliance volumes. The amount of corn we use is directly related to the volume of ethanol we produce. The wet milling process produces approximately 2.6 gallons of ethanol from each bushel of corn and the dry milling process produces approximately 2.8 gallons of ethanol from each bushel of corn. The cost of corn is principally driven by weather and government policy.

        During the years ended December 2003, 2004 (particularly in the fourth quarter), 2005 and the first quarter of 2006 we enjoyed a wide spread between ethanol and corn prices and as a result, recognized record gross margins. Conversely, during 2002, the spread between ethanol and corn prices was substantially tighter, in part, due to the excess capacity created in anticipation of the MTBE ban in California which went into effect later than anticipated, and as a result our margins were substantially worse than those achieved in 2003 and 2004. Based on our results of operations for the year ended December 31, 2005, a 1.0% decrease in the average ethanol sales price would have resulted in a $2.0 million decrease in our operating income and a 1.0% per bushel increase in the price of corn would have resulted in a $0.5 million decrease in our operating income. The spread between ethanol and corn prices is at a historically high level, driven in large part by ethanol demand outpacing supply, high oil prices and high corn production which led to a significant drop in the average price of corn in the fourth quarter of 2004 and 2005.

        We also incur manufacturing costs for the natural gas and coal used to fuel the conversion process, which represented 2.8% of our cost of sales for the year ended December 31, 2005. The Illinois facility is fueled 93.0% by coal. During the year ended December 31, 2005, the average Illinois basin coal spot price was $2.13 per MMBtu and the average Henry Hub spot gas price was $9.04 per MMBtu. A 1.0% increase in the cost of coal and natural gas would have resulted in a $0.2 million decrease in our operating income in the year ended December 31, 2005.

        Our most volatile manufacturing costs are natural gas and corn. See "Risk Factors—Risks Relating to Our Business—Our business is highly sensitive to corn prices and we generally cannot pass on increases in corn prices to our customers" and "—The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we utilize in our manufacturing process." Since both natural gas and ethanol are energy related products, there is a significant, although not perfect, correlation between their market prices. As a result, at times when natural gas prices are increasing, thereby increasing our costs, ethanol prices are typically increasing, thereby increasing our revenues and offsetting some of the impact on our results of operations.

        The purchase price we pay our marketing alliance partners is based on the price at which we resell the ethanol less a pre-negotiated margin. Our marketing alliance partners pay us a commission of approximately 1% of net sales price. In addition they reimburse us for certain costs, including freight, storage, inventory carrying cost and indirect marketing costs. Accordingly, our marketing alliance gross margin is driven primarily by the volume of ethanol we purchase from our marketing alliance partners and not changes in the wholesale price of ethanol. The volume of ethanol we purchase from our marketing alliance partners is driven by the capacity of their plants.

        Our purchase and resale transactions are opportunistic and the margin we are able to capture varies based on market dynamics. Because these transactions typically have narrow margins, our purchase and resale activity is not typically a significant source of operating income.

Summary of Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Note 3 to the consolidated financial statements contained in this prospectus contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions. We believe that of our significant accounting policies, the following are noteworthy because they are based on estimates and assumptions that require complex, subjective judgments by management, which can materially impact reported results. Changes in these estimates or assumptions could materially impact our financial condition and results of operation.

  Income Taxes

        Deferred income taxes are provided on all temporary differences between the financial basis and the tax basis of our assets and liabilities. Deferred tax assets include the excess tax basis in assets over the corresponding book basis as a result of the purchase of such assets from The Williams Companies, Inc. on May 30, 2003. We established a valuation allowance against certain deferred tax assets related to the tax basis in fixed assets, goodwill, bad debt and employee benefits. We determined, after weighing all available evidence, that a portion of the deferred tax assets would not be realized due to limitations imposed by Internal Revenue Code Section 382. Because of the ownership change on May 30, 2003, Section 382 imposes an annual limitation on the amount of pre-transaction losses that can offset post-transaction income for the five-year period following the transaction. Deductions related to depreciation, goodwill amortization, bad debt write-offs, and accrued vacation are considered losses under Section 382, subject to the limitation. Based upon our analysis of the Section 382 limitations, we established an initial valuation allowance at the acquisition date, as we concluded that it is more likely than not that a portion of our deferred tax assets would not be realized.

        We have implemented tax planning strategies which have allowed us to take tax return filing positions to deduct certain depreciation and amortization deductions that would otherwise have been subject to Section 382 limitations. As we have realized the benefit of certain deferred tax assets on our income tax returns, we have reduced the associated valuation allowance. However, we have considered such tax planning strategies in our analysis of the need for our remaining valuation allowance and tax contingency reserves. We believe our valuation allowance and contingency reserves are appropriate in the circumstances.

  Derivative Instruments and Hedging Activities

        We account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under this standard, the accounting for changes in the fair value of a derivative depends upon whether it has been designated in a hedging relationship and, further, on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and appropriate documentation maintained.

        Derivative instruments held by us consist primarily of futures contracts, options and swap agreements. Fair value of these contracts is based on quoted prices in active exchange traded or over-the-counter markets. The fair value of these derivatives is continually subject to change due to changing market conditions. We do not formally designate these instruments as hedges and therefore mark these instruments to market on a monthly basis. The net effect of the realized and unrealized gains and losses related to futures contracts for the year ended December 31, 2005 was a $1.4 million gain of the total $1.8 million of other non-operating income. During 2004, we entered into an interest rate cap agreement to fix the interest rate on a portion of our senior secured notes. This agreement effectively caps our interest rate on $120 million of the senior secured notes at 10.0 percent. The interest rate agreement has not been designated as a hedge. The net effect of the unrealized gains and losses related to this derivative instrument for the year ended December 31, 2005 resulted in $0.4 million of other non-operating income.

        SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133.

New Accounting Standards

        In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share Based Payment" (FAS 123R), which requires companies to measure compensation cost in the income statement for all share based payments (including employee stock options) at fair value for interim or annual periods. We adopted this standard on January 1, 2006 using the prospective transition method. The Company does not expect the adoption of this statement to have a material impact on its financial statements. Effective January 2004, we adopted the fair value recognition provision of SFAS No. 123 "Accounting for Stock Based Compensation" using the modified prospective method under the provision of SFAS No. 148 "Accounting for Stock Based Compensation—Transition and Disclosure." Under the provisions of FAS 123R, we will be unable to use the minimum value method to calculate fair value under FAS 123R.

        In March 2005, the FASB issued Interpretation Number 47, "Accounting for Conditional Asset Retirement Obligations, and Interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that the term, conditional asset retirement obligation, as used in SFAS 143, "Accounting for Asset

Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We adopted FIN 47 in December 2005 and it had no impact on the consolidated financial position, results of operations, or cash flows.

Stock Based Compensation Expense

        We grant stock options to certain of our employees and officers to purchase our common stock. Through December 31, 2005, we accounted for this stock based compensation using the minimum value method under the fair value recognition provisions of SFAS No. 123 using the Black Scholes method which requires us to estimate the fair value of our common stock. The aggregate compensation expense related to these awards including awards granted subsequent to December 31, 2005 of approximately $17.2 million will be recognized as the options vest over the two to five year vesting schedule applicable to these awards.

Aventine Renewable Energy Holdings, Inc.
Consolidated Statements of Operations

	Three Months Ended March 31,2005	Three Months Ended March 31, 2006
	(in thousands)
Sales	$197,030	$313,520
Cost of sales	(178,184)	(282,925)

Gross profit	18,846	30,595
Selling, general, and administrative expenses	(3,598)	(6,266)
Other income	559	265

Operating income	15,807	24,594
Interest income	387	655
Interest expense	(3,868)	(4,365)
Minority interest	(898)	(1,266)
Other non-operating income (loss)	(352)	555

Income before income taxes	11,076	20,173
Income tax expense	(4,441)	(7,986)

Net income	$6,635	$12,187

Acceleration of vesting of certain options

        In order to permit certain members of management to sell in this offering, we accelerated the vesting of options to acquire 71,488 shares of our common stock on June 6, 2006, including options to acquire 54,168 shares held by our Chief Financial Officer, Ajay Sabherwal. Mr. Sabherwal only intends to sell 19,848 of such shares in this offering. As a result we expect to record a special charge of approximately $0.4 million in the quarter ended June 30, 2006 reflecting the acceleration of compensation expense that would have otherwise been recorded in future periods.

Results of Operations

    Three Months Ended March 31, 2006 as Compared to Three Months Ended March 31, 2005

        Sales.    Net sales in the three months ended March 31, 2006 were $313.5 million compared to $197.0 million for the three months ended March 31, 2005, an increase of $116.5 million or 59.1%. This increase was mainly the result of an increase in the average gross ethanol price from $1.55 per gallon for the quarter ended March 31, 2005 to $1.79 per gallon for the quarter ended March 31, 2006 and increased demand for ethanol, largely due to the tightening of gasoline supplies and higher prices. The sales increase was also driven by a 36.1% increase in the volume of ethanol sold from 121.2 million gallons in the three months ended March 31, 2005 to 164.9 million gallons in the same period in 2006. Of the 164.9 million gallons sold in the three months ended March 31, 2006, we produced 36.6 million gallons (of which we added 6.8 million gallons to our inventory), we purchased 120.7 million gallons from our marketing alliance partners, and purchased 14.4 million gallons from unaffiliated producers and marketers. Of the 121.2 million gallons sold in the three months ended March 31, 2005, we produced 36.3 million gallons, (of which we added 6.6 million gallons to our inventory), purchased 77.2 million gallons from our marketing alliance partners, and purchased 14.4 million gallons from unaffiliated producers and marketers.

        Sales during the three months ended March 31, 2006 for Aventine's byproducts were $14.8 million from our sale of 248.3 thousand tons compared to $14.9 million of byproduct revenue from our sale of 214.7 thousand tons of byproducts in the three months ended March 31, 2005. This decrease in byproduct revenue is mainly the result of changing our sales mix along with reducing our price per ton for byproducts in the first quarter ended March 31, 2006 as compared to the same quarter ended in 2005.

        Cost of Sales.    Cost of sales for the quarter ended March 31, 2006 was $282.9 million, compared to $178.2 million for the quarter ended March 31, 2005. The cost of sales in the quarter ended March 31, 2006 increased by approximately $104.7 million, or approximately 58.8%, above the cost of sales for the first quarter ended March 31, 2005. The increase in cost of sales is mainly attributed to the increase in purchased ethanol sales and is consistent with the 59.1% increase in sales for the same period.

        Gross Margin.    Our gross margin remained stable at 9.8% for the three months ended March 31, 2006 compared to 9.6% for the three months ended March 31, 2005. Our stable gross margin was largely a result of sustained ethanol prices and a favorable spread between ethanol prices and net corn costs.

        Selling, General and Administrative Costs.    Selling, general and administrative expenses in the three months ended March 31, 2006 were approximately $6.3 million, which was 74.2% higher than selling, general and administrative expenses in the three months ended March 31, 2005. The increase was mainly due to increased costs associated with recording non-cash expense for stock option compensation of $1.3 million in the quarter ended March 31, 2006 compared to $0.03 million in the quarter ended March 31, 2005, $0.8 million of fees associated with our current Registration Statement filings with the SEC, enhancement of our ORACLE information system, and costs associated with preparing of internal control requirements related to the Sarbanes-Oxley Act. We expect to incur additional expenses once we are a public company, including, without limitation, compliance with the remaining elements of the Sarbanes-Oxley Act, establishing an internal audit function, and additional liability insurance premiums for our directors and executive officers.

        Other Income.    The $0.3 million decrease in other operating income in the three months ended March 31, 2006 as compared to three months ended March 31, 2005 was principally due to a collection of written off account receivable in the first quarter of 2005 for approximately $0.3 million. The account receivable was written off by Williams Company, Inc prior to the purchase (May 30, 2003).

        Operating Income.    Operating income for the three months ended March 31, 2006 was $24.6 million compared to $15.8 million for the three months ended March 31, 2005. The operating income increased in the period ended March 31, 2006 primarily as a result of increase in the price and demand of ethanol.

        Interest Expense.    Interest expense for the period ended March 31, 2006 was $4.4 million compared to $3.9 million for the period ended March 31, 2005, a difference of $0.5 million. This increase was mainly the result of higher interest costs to service the Senior Secured Notes. These Notes bear a floating rate of interest which is tied to LIBOR. The rate of interest on these Notes paid in the three months ended March 31, 2006 was 10.5% compared to a rate of 8.5% paid for the three months ended March 31, 2005. Since we are using a portion of the net proceeds of this offering to tender for all of our outstanding Senior Secured Notes, interest expense related to the Senior Secured Notes is expected to cease in the third quarter when the tender is expected to be consummated. In addition, as of March 31, 2006, we had no outstanding borrowings under the revolving credit facility.

        Minority Interest.    The minority interest for the three months ended March 31, 2006 was a $1.3 million charge to income compared to a $0.9 million charge to income for the three months ended March 31, 2005. This increase reflects the higher operating results of our Nebraska subsidiary for the three months ended March 31, 2006.

        Other Non-Operating Income.    Other non-operating income increased for the three months ended March 31, 2006 by approximately $0.9 million as compared to the three months ended March 31, 2005. Other non-operating income for the three months ended March 31, 2006 was $0.6 million as compared to a $0.3 million loss for the three months ended March 31, 2005. Other non-operating income for the three months ended March 31, 2006 mainly consists of a settlement for $0.8 million as the result of recovery on an investment previously written off through the purchase price allocation offset by realized and unrealized gains or losses on corn hedges and mark to market impact on the interest rate cap agreement as required by SFAS 133 Accounting for Derivative and Hedging Activities.

        Income Taxes.    Income taxes for the three months ended March 31, 2006 was $8.0 million compared to $4.4 million for the same three months ended March 31, 2005. This increase was mainly the result of the increase in taxable income for the three months ended March 31, 2006 in comparison to the same period ended March 31, 2005, which reflects our overall higher operating income in the fiscal 2006 period. Our effective tax rate decreased from 40.1% for the three months ended March 31, 2005 to 39.6% for the three months ended March 31, 2006 due to the tax benefit from the Domestic Production Activities Deduction.

Working Capital

        Working capital has increased approximately $15.0 million from December 31, 2005 to March 31, 2006. This is primarily due to the increase in cash and inventory offset by the decrease in accounts receivable.

Aventine Renewable Energy Holdings, Inc.
Consolidated Statements of Operations

	Year Ended December 31, 2005	Year Ended December 31,2004
	(in thousands)
Sales	$935,468	$858,876
Cost of sales	(848,053)	(793,070)

Gross profit	87,415	65,806
Selling, general, and administrative expenses	(22,500)	(16,236)
Other income (expenses)	989	3,196

Operating income (loss)	65,904	52,766
Interest income	2,218	19
Interest expense	(16,510)	(2,035)
Minority interest	(2,404)	(2,148)
Other non-operating income	1,781	(924)

Income (loss) before income taxes	50,989	47,678
Income tax benefit (expense)	(18,807)	(18,433)

Net income (loss)	$32,182	$29,245

    Year Ended December 31, 2005 as Compared to Year Ended December 31, 2004

        The following sections describe the changes in key operating factors, and other changes and events that have affected our consolidated revenues and expenses for the year ended December 31, 2005 in comparison to our consolidated revenues and expenses for the year ended December 31, 2004.

        Sales.    Our sales for the year ended December 31, 2005 were $935.5 million, compared to $858.9 million for the year ended December 31, 2004, an increase of $76.6 million or 8.9%. This increase was mainly the result of an increase in the average gross ethanol price from $1.55 per gallon in 2004 to $1.63 in 2005 and increased demand for ethanol, largely due to the tightening of gasoline supplies and higher prices. The sales increase was also driven by a 4.6% increase in the volume of ethanol sold from 505.3 million gallons in 2004 to 529.8 million gallons in 2005. Of the 529.8 million gallons sold in the year ended December 31, 2005, we produced 116.6 million gallons (in addition, we produced another 17.7 million gallons which were added to our inventory), we purchased 344.4 million gallons from our marketing alliance partners and purchased 68.8 million gallons from unaffiliated producers and marketers. Of the 505.3 million gallons sold in the year ended December 31, 2004, we produced 139.4 million gallons (in addition, we sold another 5.8 million gallons which decreased our inventory), we purchased 297.2 million gallons from our marketing alliance partners and purchased 62.9 million gallons from unaffiliated producers and marketers.

        Pricing varied throughout 2005 with lower prices occurring in the second quarter due to a temporary oversupply situation, escalating in the third quarter as a result of tight gasoline supplies brought on by the disruption of the oil supply caused by hurricanes in the US Gulf Coast and, then normalizing in the fourth quarter. The lower pricing in the second quarter of 2005 negatively influenced the pricing on fixed price contracts for the October 2005 through March 2006 delivery period which constituted approximately 55% of contracted volume for the period. Sharp increases in prices in the third quarter 2005 and declines in the fourth quarter 2005 resulted in higher margins in the third quarter 2005 and lower margins in the fourth quarter 2005.

        We had $60.4 million of by product revenue in the year ended December 31, 2005 from our sale of 885.0 thousand tons of by products compared to $65.6 million of by product revenue in the year ended

December 31, 2004 from our sale of 867.3 thousand tons of by products. This decrease in by product revenue is a reflection of the overall reduction in the cost of corn.

        Cost of Sales.    Cost of sales for the year ended December 31, 2005 was $848.1 million, compared to $793.1 million for the year ended December 31, 2004, an increase of $55.0 million or 6.9%. This increase was mainly the result of higher purchased ethanol prices and higher natural gas costs offset by lower corn costs. Our average corn cost was $2.08 per bushel for the year ended December 31, 2005 compared to $2.68 per bushel for the year ended December 31, 2004. The decrease in corn costs reflects the oversupply of corn from the strong 2004 United States harvest. Increased energy costs reflected the higher cost of natural gas, which was up approximately $2.4 million, or 20.2% when compared to the same period of 2004.

        Our gross margin increased from 7.7% for the year ended December 31, 2004 to 9.3% for the year ended December 31, 2005. This increase was largely a result of higher ethanol prices and the resulting favorable spread between ethanol prices and corn costs offset by substantially higher marketing alliance revenues, which generally have a lower margin in comparison to our ethanol production revenues.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2005 were $22.5 million compared to $16.2 million for the year ended December 31, 2004, an increase of $6.3 million or 38.9%. Our selling, general and administrative expenses were higher in the year ended December 31, 2005 compared to the same period of 2004 due primarily to additional staffing, payment of the final installment of a special management bonus in the fourth quarter of $3.3 million, and recording non-cash expense for stock option compensation of $1.9 million in 2005 compared to $0.1 million in 2004 respectively. In addition, other higher costs were associated with fees related to our annual audit, enhancement of our ORACLE information system, costs associated with preparing for implementation of internal control requirements related to the Sarbanes-Oxley Act, and various factors related to increased marketing and sales activities, and a logistical study. We expect to incur additional expenses once we are a public company, including, without limitation, related to compliance with the remaining elements of the Sarbanes-Oxley Act, establishing an internal audit function, and additional liability insurance premiums for our directors and executive officers.

        Other Income.    Other income for the year ended December 31, 2005 was $1.0 million compared to $3.2 million for the year ended December 31, 2004. Other income decreased in the year ended December 31, 2005 mainly due to a reduction of $1.9 million in receipts from the USDA under the CCC Bioenergy Program. The USDA credits are based upon production from the prior year of 2004. Under the CCC Bioenergy Program, the USDA makes cash payments to companies that increase their purchases of corn, other specified commodities, fats, oils and greases derived from an agricultural product or any animal by product to expand production of ethanol, biodiesel or other biofuels of fuel grade ethanol. See "Business—Industry Overview—Legislative Drivers—Federal Farm Legislation." Based on our current expectations with respect to our proposed expansion of our Illinois facility, we do not expect to receive additional funds under this program since it expires September 30, 2006 and in order to be eligible to receive funds under this program, an expanded facility must be complete and operational for over a year.

        Operating Income.    Operating income for the year ended December 31, 2005 was $65.9 million compared to $52.8 million for the year ended December 31, 2004. Operating income increased in the year ended December 31, 2005 primarily as a result of an increase in the price of ethanol, increased demand for ethanol, and decreased corn prices, as discussed above.

        Interest Expense.    Interest expense for the year ended December 31, 2005 was $16.5 million compared to $2.0 million for the year ended December 31, 2004, a difference of $14.5 million. This increase was mainly the result of the issuance of the Senior Secured Notes in December 2004. In addition, as of December 31, 2005, $1.5 million was outstanding under the revolving credit facility.

        Minority Interest.    The minority interest for the year ended December 31, 2005 was a $2.4 million charge to income compared to $2.1 million charge to income for the year ended December 31, 2004. This increase reflects the higher operating results of our Nebraska subsidiary in the year ended December 31, 2005.

        Other non-operating income.    Other non-operating income increased in the year ended December 31, 2005 by approximately $2.7 million. Other non-operating income was $1.8 million for the year ended December 31, 2005 compared to $0.9 million loss for the year ended December 31, 2004 as a result of marking our derivative instruments to market as required by SFAS 133 Accounting for Derivative and Hedging Activities. Other non-operating income consists of realized or unrealized gain or loss on corn hedges and mark to market on the interest rate cap agreement.

        Income Taxes.    Income taxes for the year ended December 31, 2005 was $18.8 million compared to $18.4 million for the year ended December 31, 2004. This increase was mainly the result of the increase in taxable income in the year ended December 31, 2005 in comparison to the year ended December 31, 2004 which reflects our overall higher operating income in the 2005 period. Our effective tax rate decreased to 36.9% in 2005 from 38.7% in 2004 due to the tax benefit from the domestic manufacturing deduction as a result of the Jobs Creation Act of 2004, reconciliation of our filed tax return to our prior year provision, and reduced state tax expense. We have recorded a valuation allowance against our deferred tax assets based on management's judgment that these deferred tax assets may not be realized and a contingency reserve for tax benefits which may not be realized due to limitations imposed by the Internal Revenue Code. To the extent we are able to realize all or a portion of the deferred tax assets currently subject to the valuation allowance, our effective tax rate in future periods may be lower.

Aventine Renewable Energy Holdings, Inc.
Consolidated Statements of Operations

	Year Ended December 31, 2004	Period From May 31 to December 31, 2003	Predecessor Period From January 1 to May 30, 2003
	(in thousands)
Sales	$858,876	$404,389	$271,379
Cost of sales	(793,070)	(375,042)	(270,242)

Gross profit	65,806	29,347	1,137
Selling, general, and administrative expense	(16,236)	(6,986)	(6,278)
Other income (expense)	3,196	161	(210)

Operating income (loss)	52,766	22,522	(5,351)
Interest income	19	4	3
Interest expense	(2,035)	(419)	(4,226)
Minority interest	(2,148)	(1,025)	378
Other non-operating income	(924)	(2,560)	1,024

Income (loss) before income taxes	47,678	18,522	(8,172)
Income tax benefit (expense)	(18,433)	(7,473)	3,269

Net income (loss)	$29,245	$11,049	$(4,903)

Year Ended December 31, 2004 as Compared to period from May 31 to December 31, 2003

        The following sections describe the changes in key operating factors, and other changes and events that have affected our consolidated revenues and expenses for the year ended December 31, 2004 in comparison to our consolidated revenues and expenses for the period from May 31 to December 31, 2003. Therefore, a comparison of the dollars, quantities and volumes discussed in the following section must be qualified. We were acquired by the MSCP funds from a subsidiary of Williams on May 30, 2003 therefore from May 31 forward our basis of accounting is comparable. There will inherently be significant variations when comparing a twelve month period for 2004 with a seven month period for 2003.

        Sales.    Our sales for the year ended December 31, 2004 were $858.9 million, compared to $404.4 million for the period from May 31 to December 31, 2003, a difference of $454.5 million or 112.4%. This increase was mainly the result of the increased number of months of activity in 2004 compared to 2003. In addition, an increase in the average gross ethanol price from $1.30 per gallon in 2003 to $1.55 per gallon in 2004 and increased demand for ethanol, largely due to the increased demand in California, New York and Connecticut as a result of the MTBE ban. The sales increase was also driven by a 45.4% increase in the volume of ethanol sold from 275.7 million gallons in 2003 to 505.3 million gallons in 2004. Of the 505.3 million gallons sold in the year ended December 31, 2004, we produced 139.4 million gallons (we also sold an additional 5.8 million gallons which decreased our inventory), purchased 297.2 million gallons from our marketing alliance partners and purchased 62.9 million gallons from unaffiliated producers and marketers. Of the 275.7 million gallons sold in the seven months ended December 31, 2003, we produced 82.7 million gallons, sold 7.7 million gallons from inventory, purchased 138.1 million gallons from our marketing alliance partners and purchased 47.2 million gallons from unaffiliated producers and marketers. We had $65.6 million of by product revenue in the year ended December 31, 2004 from our sale of 867.3 thousand tons of by products compared to $35.1 million of by product revenue in the period from May 31 to December 31, 2003 from our sale of 505.3 thousand tons of by products. This increase in by product revenue is a result of the increase in the volume of our ethanol production.

        Cost of Sales.    Cost of sales for the year ended December 31, 2004 was $793.1 million, compared to $375.0 million for the period from May 31 to December 31, 2003, a difference of $418.1 million or 111.5%. This increase was mainly the result of the increased number of months of activity in 2004 compared to 2003. In addition, volume of ethanol sales increased in the year ended December 31, 2004 and average corn costs were higher for the year. Our average corn cost was $2.68 per bushel for the year ended December 31, 2004 compared to $2.40 per bushel for the period from May 31 to December 31, 2003. Our average corn costs were significantly lower in the fourth quarter of 2004 than in the first three quarters due to a record corn harvest in the Fall of 2004 which lead to a decrease in corn prices.

        Our gross margin increased from 7.3% for the period from May 31 to December 31, 2003 to 7.7% for the year ended December 31, 2004. This increase was largely a result of higher ethanol prices and the resulting favorable spread between ethanol prices and corn costs offset by substantially higher marketing alliance revenues, which generally have a lower margin in comparison to our ethanol production revenues.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2004 were $16.2 million compared to $7.0 million for the period from May 31 to December 31, 2003, a difference of $9.2 million or 131.4%. Our selling, general and administrative expenses were higher in the year ended December 31, 2004 than in the period from May 31 to December 31, 2003, because of the increased number of months of activity in 2004 compared to 2003. In addition, we awarded a $2.3 million special bonus to our management in December 2004 in conjunction with our offering of senior secured notes.

        Other Income (Expense).    Other income (expense) for the year ended December 31, 2004 was $3.2 million compared to $0.2 million for the period from May 31 to December 31, 2003. Other income increased in the year ended December 31, 2004 mainly due to our receipt of approximately $2.0 million from the USDA under the CCC Bioenergy Program as a result of our increase in our ethanol production capacity. Under the CCC Bioenergy Program, the USDA makes cash payments to companies that increase their purchases of corn, other specified commodities, fats, oils and greases derived from an agricultural product or any animal by product to expand production of ethanol, biodiesel or other biofuels of fuel grade ethanol. We received $0.3 million of other income during the year ended December 31, 2004 as a result of our sale to another facility of NOx credits that were allocated to the Illinois facility in 2004 but unused. The NOx program is a program monitored by the EPA to regulate the amount of nitrogen oxides that a facility can emit into the air from May through September of each year. To the extent a facility does not use its NOx credits, it can sell those credits to another facility.

        During the third quarter of 2004, we received $0.4 million in a favorable litigation settlement.

        Operating Income.    Operating income for the year ended December 31, 2004 was $52.8 million compared to $22.5 million for the period from May 31 to December 31, 2003. Operating income increased in the year ended December 31, 2004 primarily as a result of the increased number of months of activity in 2004 compared to 2003. In addition, there was an increase in the price of ethanol as well as increased volume in ethanol sales, particularly sales of ethanol purchased from our marketing alliance partners. This increase was partially offset by an increase in the price of corn. See "—Sales" and "—Cost of Sales."

        We experienced particularly strong operating results in the fourth quarter of 2004 with above average monthly earnings due to strong sales volumes and above average commodity spreads. Ethanol prices strengthened considerably over the fourth quarter of 2004 due to high gasoline prices and new fall/winter contracts that became effective in October 2004. In addition, corn costs abated during the fourth quarter as record production from the new harvest was realized.

        Interest Expense.    Interest expense for the year ended December 31, 2004 was $2.0 million compared to $0.4 million for the period from May 31 to December 31, 2003, a difference of $1.6 million. This increase was mainly the result of increased borrowings under our revolving credit facility and our issuance of $160 million aggregate principal amount of senior secured notes in December 2004. We borrowed $17.5 million under our revolving credit facility in May 2003 in connection with the acquisition of our Company by the MSCP funds and repaid these borrowings in January 2004. On March 19, 2004, we amended our revolving credit facility and on April 13, 2004 we borrowed $23.0 million under the credit facility (which was used to fund a portion of a $35.0 million distribution to our stockholders). We repaid the majority of these revolving credit facility borrowings from operating expenses in 2004 but borrowed an additional $13.6 million in December in connection with our senior secured notes offering to fund a distribution to our stockholders and management option holders. As a result of the issuance of the $160.0 million of senior secured notes on December 17, 2004, our interest expense has increased substantially.

        Minority Interest.    The minority interest for the year ended December 31, 2004 was a $2.1 million charge to income compared to $1.0 million charge to income for the period from May 31 to December 31, 2003. This change reflects the increased number of months of activity in 2004 compared to 2003, and the increased operating results of our Nebraska subsidiary in the year ended December 31, 2004.

        Other Non-Operating Income (loss).    Other non-operating loss increased in the year ended December 31, 2004 by approximately $1.7 million. Other non-operating loss was $0.9 million for the year ended December 31, 2004, compared to a loss of $2.6 million for the period from May 31, 2003 to December 31, 2003 as a result of marking our derivative instruments to market as required by SFAS 133. Other non-operating income consists of realized or unrealized gain or loss on corn hedges and mark to market interest rate cap agreement.

        Income Taxes.    Income taxes for the year ended December 31, 2004 were $18.4 million compared to $7.5 million for the period from May 31 to December 31, 2003. This increase was mainly the result of the increase in taxable income in the year ended December 31, 2004 in comparison to the period from May 31 to December 31, 2003. Our effective tax rate was comparable for 2004 and 2003.

        We recorded a valuation allowance against our deferred tax assets and a contingency reserve based on management's judgment that these tax benefits may not be realized due to limitations imposed by the Internal Revenue Code. To the extent we are able to realize all or a portion of the deferred tax assets currently subject to the valuation allowance, our effective tax rate in future periods may be lower. The deferred tax assets include the excess of tax basis in fixed assets over the corresponding book basis and other deductible temporary differences.

Predecessor Period—Five Months Ended May 30, 2003

        The Williams Companies, Inc. owned and operated our business prior to May 30, 2003. Financial statements for that period are designated as "Predecessor" in this prospectus because they are not comparable to our operating and cash flow results subsequent to our acquisition by the MSCP funds.

        The predecessor period—five months ended May 30, 2003:

        (1)   Represents the audited statement of operations for the period from January 1, 2003 through May 30, 2003 prepared on the historical basis of accounting of Williams and does not reflect the impact of the purchase accounting adjustments recorded in connection with our acquisition and includes overhead allocation and interest charges described in (3) below.

        (2)   Represents a reduction in depreciation expense for the period from January 1, 2003 though May 30, 2003 to reflect the reduction in the carrying value of property, plant and equipment as a result of the acquisitions.

        (3)   Represents, prior to the acquisition, that we obtained certain services from Williams for which we were allocated corporate overhead charges which are included in selling, general, and administrative expenses.

        As part of the acquisition, we negotiated an agreement with The Williams Companies, Inc. to provide information technology services for six months after the acquisition. Subsequently, we established our own information technology resources to perform this function.

Trends and Factors that May Affect Future Operating Results

    Third Quarter Charges Related to Debt Tender

        We intend to use approximately $168.9 million of the net proceeds of this offering to tender for all $160.0 million aggregate principal amount of our outstanding senior secured floating rate notes due 2011 (including the payment of a tender premium, fees and expenses). As a result, we expect to recognize the following in the third quarter when the debt tender is expected to be consummated: (1) one-time charges of approximately $8.9 million ($5.5 million after tax) representing the tender premium and fees and expenses, (2) a one-time charge of approximately $5.1 million ($3.1 million after tax) reflecting the write off of unamortized debt issuance costs related to our senior secured floating rate notes and (3) a one-time non-income impacting cash receipt of approximately $0.8 million we will recognize in connection with terminating an interest swap agreement we entered into in connection with the senior secured floating rate notes.

    Fixed Price Contracts

        As of April 1, 2006 we have contracted 287.0 million gallons at an average fixed price of $2.12, and 132.9 million gallons at an average $0.47 cents positive spread to the gasoline spot market price on the Nymex at the time of delivery. These contracts provide for delivery throughout 2006. These averages are volume weighted across all contracts throughout 2006 and there can be significant variations from quarter to quarter.

    Ethanol Supports

        We receive significant benefits from federal and state statutes, regulations and programs and the trend at the governmental level appears to be to continue to try to provide economic support to the ethanol industry. Notwithstanding the above, changes to federal and state statutes, regulations or programs could have an adverse effect on our business. Recent federal legislation, however, has benefited the ethanol industry. In 2005, the Energy Policy Act was passed which contained a new support program, the RFS, which requires fuel refiners to use a certain minimum amount of renewable fuels (including ethanol) which will rise to 7.5 billion gallons by 2012. The VEETC, provides a volumetric ethanol excise tax credit of $0.51 per ethanol gallon. This change reduces the barrier to higher blend rates.

    Competition and Product Demand

        Ethanol demand in the United States in 2005 was approximately equal to ethanol production in the United States in 2005 at 4.3 billion gallons. Plans to construct new ethanol plants or expand existing plants have been announced which would increase ethanol production (if all announced plants and expansions are completed) to approximately 6.8 billion gallons.

        Ethanol demand is influenced primarily by its cost in relation to availability and cost of gasoline and other octane enhancing products, and also by availability of alternative oxygenates (where oxygenated fuels are required). The dramatic increase in gasoline prices in 2005 has increased demand for ethanol as a fuel extender, as the net cost of ethanol to blenders became less than unblended gasoline. With continued strong oil prices, and a corresponding increase in gasoline pricing, ethanol has become a much more competitive product in the marketplace. While a similarly dramatic decrease in the price of oil would have a negative effect on ethanol demand, such a decrease is not currently anticipated by most industry analysts. This increasing interest in ethanol could result in additional demand for ethanol and also additional production capacity being planned and built. According to the RFA approximately 2.0 billion gallons per year of production capacity is currently under construction. This additional production will come both from new plants already under construction and existing plants that are currently expanding.

        Negative publicity received by a competing oxygenate of ethanol, MTBE, in California and other states has also affected ethanol demand. Based on the discovery of MTBE in local water supplies, then California Governor Gray Davis issued an executive order in March of 1999 calling for the elimination of MTBE from California gasoline supplies by December 31, 2002. During 2004 and 2005, we shipped a significant quantity of ethanol to California. Other states have also legislated restrictions on the use of MTBE on the basis that the environmental risk of its use outweighs the air quality benefit. Under the provisions of the federal 1990 Clean Air Act, gasoline used in certain air quality "non-attainment" areas must contain a certain oxygen content during the wintertime months of September through March. Ethanol and MTBE are the two most common oxygenates. When MTBE use is limited, ethanol demand and usage will be substantially increased. The east coast areas of New York and Connecticut began using ethanol blended gasoline as of January 1, 2005, thus further increasing demand.

        We have traditionally sold a majority of our fuel ethanol production based on six month contracts. We are now attempting to make greater use of mixed-term contracts to reduce the volatility of the contracting cycle and earnings to take advantage of the relatively higher price for ethanol. We believe that this strategy will provide a better basis for long-term planning, especially in the areas of production and margin predictability.

    Commodity Prices

        Our primary grain feedstock is corn. The cost of corn is dependent upon factors that are generally unrelated to those affecting the price of ethanol. Corn prices generally vary with international and regional grain supplies, and can be significantly affected by weather, planting and carryout projections, government programs, exports, and other international and regional market conditions.

        Due to the significant expansion of the ethanol industry, corn futures have recently started to respond to this new demand. This trend is likely to continue but certainly is not the only factor. Factors such as USDA estimates of acres planted, export demand and domestic usage also have significant effects on the corn market. Ultimately, weather has and will probably continue to weigh the heaviest on the corn market; however, the new more reliant hybrid varieties of corn are helping to mitigate the impact of weather. Current USDA estimates show a 2 billion bushel excess supply of corn from 2005. This large amount of excess corn has helped limit the volatility of, and increases in, corn prices to date in the 2006 spring planting season. Other factors such as acres planted and weather could start to have more of an impact and lead to potentially volatile and higher corn prices.

    Natural Gas Prices

        Natural gas is an important input in our manufacturing process. We use natural gas to dry distillers grains for storage and transportation over longer distances. This allows us to market distillers grains to broader livestock markets in the United States. Throughout 2005, natural gas prices were available at prices exceeding historic average prices. Our current natural gas usage is approximately 166,000 MMBtus per month. We expect natural gas prices to remain high in the second half of 2006.

    Transportation and Other Operating Expenses

        With higher oil prices, we are experiencing increased costs directly related to the transportation industry and other operating supplies. Our cost for freight and certain operating expenses used in the manufacturing process of ethanol and by products (such as denaturant and enzymes) are expected to increase with oil prices.

Liquidity and Capital Resources

        The following table is presented as a measure of the Company's liquidity and financial condition:

	31 March 2006	31 December 2005
	(Dollars in Thousands)
Cash and cash equivalents	$10,153	$3,750
Working capital	64,829	49,878
Amounts available under credit agreement	57,825	52,100
Notes payable and long-term debt	160,000	160,000
Stockholders' equity (deficit)	(7,159)	(20,654)

        At March 31, 2006 the Company had increased working capital by $15.0 million, equivalent to a 30.0% increase, in the three months ended March 31, 2006. This increase in working capital resulted in an increase in the current ratio, defined as current assets divided by current liabilities, of 2.0 as of March 31, 2006 from 1.8 as of December 31, 2005. The increase in working capital is primarily related to the increase in inventory. Inventory at March 31, 2006 was approximately $16.4 million higher than at December 31, 2005 due to a build-up of inventory in preparation for the elimination of MTBE from gasoline in the second quarter 2006.

        Cash Flow.    Cash flow from operations decreased by approximately $0.8 million during the three months ended March 31, 2006 compared to the three months ended March 31, 2005. This decrease resulted from a combination of factors. The Company experienced an increase in total inventories of approximately $16.4 million in the three months of fiscal 2006 compared to $15.2 million in the three months of fiscal 2005. The incremental increase in the three months ended March 31, 2006 compared to the same period in fiscal 2005 is due to the higher price per gallon during the three months ended March 31, 2006 and a build-up of inventory in preparation for the elimination of MTBE from gasoline in the second quarter of 2006. The primary source of the increase in inventories was higher ethanol production by Aventine's marketing alliance partners. Aventine has contracted to purchase all the production from its alliance partners. Accounts receivable decreased approximately $5.0 million for the three months ended March 31, 2006 compared to approximately a $9.9 million decrease for the three months ended March 31, 2005. Accounts payable increased by approximately $1.1 million for the three months of fiscal 2006 compared to an increase of approximately $4.1 million in the three months of fiscal 2005. The Company invested approximately $13.0 million in property and equipment in fiscal 2006 and had net cash used in financing activities of $1.7 million which resulted primarily from repayments of amounts borrowed under the Company's revolving credit agreement. As of March 31, 2006 the Company had no outstanding borrowings on the revolving credit agreement.

        Capital Expenditures.    Capital expenditures of $13.0 million during the three months ended March 31, 2006 were mainly attributable to the Illinois facilities plant expansion.

        Our cash flow from operating activities for the year ended December 31, 2005 was approximately $28.8 million, compared to $49.6 million for the year ended December 31, 2004, a decrease of $20.8 million or 42%. The decrease in cash from operating activities reflects an increase of $29.8 million in inventories (a 120% increase year over year), and an increase of $13.9 million in receivables (a 50% increase year over year), both of which were partially offset by an increase in accounts payable of $26.7 million (a 108% increase year over year).

        The increase in inventory reflects several factors. First, Days Sales in Inventory increased from 10.8 days at December 31, 2004 to 15.0 days at December 31, 2005, an increase of 39% year over year. Inventory levels at December 31, 2004 were below levels which the Company considers adequate to service customer needs, and therefore the Company managed to build higher inventory levels in 2005 in order to better service customers.

        Secondly, the Company's sales capacity increased in late 2005 with the addition of two new alliance partner plants which began ethanol production in the fourth quarter of 2005. These two new plants added approximately 150 million gallons of annual sales capacity for the Company. Gallons sold in December 2005 were 26% higher than gallons sold in December 2004, and accordingly inventory gallons on hand rose to reflect this volume increase.

        Thirdly, the cost per gallon of inventory on hand at December 31, 2005 increased by 7% compared to the prior year, reflecting higher ethanol prices which affected the cost at which the Company purchased ethanol from its alliance partners.

        The increase in receivables resulted primarily from increased sales volumes as the Company's sales capacity increased with the addition of two new alliance partner plants which began ethanol production in the fourth quarter of 2005. Gallons sold in December 2005 were 26% higher than gallons sold in December 2004, and the average price per gallon sold increased by 6% year over year for the month of December. The Company's Days Sales in Receivables improved from 13.7 days as of December 31, 2004 to 12.3 days as of December 31, 2005.

        The increase in accounts payable reflects higher volumes of gallons for which the company owes its alliance partners as of December 31, 2005 compared to December 31, 2004 as well as the related higher price per gallon which the Company paid for that inventory. Gallons sold in December 2005 were 26% higher than gallons sold in December 2004, and the average price per gallon sold increased by 6% year over year for the month of December. The Company's ratio of Days Sales in Payables increased from 11.0 as of December 31, 2004 to 14.6 as of December 31, 2005, an increase of 33%.

        Net cash used in investing activities for the year ended December 31, 2005 was $18.5 million. This reflects $20.7 million of capital expenditures offset by a $2.0 million decrease in restricted cash. The net decrease in restricted cash reflects $4.1 million in payments to fund the plant expansion of our Illinois dry mill facility offset by $2.0 million investment income earned within the escrow account.

        Net cash used in financing activities for the year ended December 31, 2005 was $13.7 million reflecting an $11.3 million reduction in borrowings under the Company's revolving credit facility, and $2.6 million in distributions by our Nebraska subsidiary to its minority stockholders. On December 30, 2005 we completed an equity offering of 21.2 million shares of our common stock. All of the net proceeds of $256.1 million were used to repurchase an equal number of shares from existing stockholders.

        Our principal sources of liquidity have been, and are expected to be, cash flow from operations, borrowings under our revolving credit facility and the use of the funds in our escrow account, which are restricted in use to fund the plant expansion at our Illinois facility. In addition to funding operations, our principal uses of cash have been, and are expected to be, the expansion of our Illinois facility and other capital expenditures, described below. In addition, during the year ended December 31, 2005, we repaid $11.3 million of indebtedness under our revolving credit facility. As of December 31, 2005, there were $1.5 million of borrowings against the revolving credit facility.

        As of December 31, 2005, we had total long term debt of $160 million and approximately $52.1 million of borrowings available under our revolving credit facility.

        Revolving credit facility.    We have a $60.0 million revolving credit facility. The borrower under the revolving credit facility is our indirect subsidiary, Aventine Renewable Energy, Inc., and the obligations under the revolving credit facility are guaranteed by our subsidiary, Aventine Renewable Energy LLC, and all of its present and future domestic subsidiaries (excluding our Nebraska subsidiary, unless and until Aventine Renewable Energy, LLC obtains the consent of the requisite equity holders of the Nebraska subsidiary or increases its ownership of the Nebraska subsidiary to 80.0% or more), and are secured by a second lien on the plant, property and equipment that constitutes the Illinois Facility (subject to the first lien in favor of the senior secured noteholders) and a first lien on substantially all of Aventine Renewable Energy, Inc.'s and the guarantors' other assets.

        The revolving credit facility will terminate on December 31, 2008. Loans under the revolving credit facility bear interest at LIBOR or a base rate, at our option, plus a margin that varies between 1.25% and 2.25% over LIBOR, or between 0.00% and 0.50% over the base rate, based on the fixed charge coverage ratio set forth in the revolving credit facility. At December 31, 2005 the Company had $1.5 million outstanding on the revolver, which bore an interest rate of 7.3% per annum. Although the company paid off all balances on the revolver as of March 31, 2006, if the Company had incurred any outstanding debt on the revolver at March 31, 2006, the debt would have born an interest rate of 7.8% per annum. Both of these interest rates reflected U.S. bank's prime rate as of their respective dates. The revolving credit facility contains covenants which require us to, among other things, maintain a minimum fixed charge coverage ratio, minimum availability and maximum capital expenditures and restrict Aventine Renewable Energy, LLC's and its subsidiaries' ability to, among other things, incur or guarantee additional indebtedness, grant liens and make restricted payments and investments.

        Senior Secured Notes.    On December 17, 2004, we issued $160 million of senior secured notes which will mature in 2011. The notes are guaranteed by all of our existing restricted domestic subsidiaries (other than our Nebraska subsidiary). In addition, all future subsidiaries that guarantee our revolving credit facility or any other indebtedness of ours, and, in the event our Nebraska subsidiary becomes a 100% owned subsidiary, our Nebraska subsidiary and its subsidiaries, are required to guarantee the notes. The notes are secured by a first priority lien on all property, plant and equipment constituting our Illinois facility and by a first priority lien on our escrow account, which funds are restricted for use to fund the plant expansion at our Illinois facility. The notes are secured on a second priority basis by the assets that secure our revolving credit facility, including all of the assets (subject to certain exceptions) of the subsidiary guarantors, other than the collateral on which the noteholders have a first priority lien, and all of the capital stock or other securities of any existing or future domestic subsidiary owned directly by any subsidiary guarantor (other than the capital stock of our Nebraska subsidiary until we obtain the requisite consent from its stockholders or own at least 80.0% of its outstanding capital stock) and 65.0% of the capital stock and all other securities of foreign subsidiaries owned directly by any subsidiary guarantor, but only to the extent that the inclusion of such capital stock or other securities shall mean that the par value, book value or the market value (whichever is greatest) of any such capital stock or other securities of any subsidiary is not equal to or greater than 20.0% of the aggregate principal amount of notes outstanding. The notes bear interest at a floating rate of interest calculated as a fixed 6% plus three-month LIBOR, which is reset quarterly beginning on the 15th of March, June, September, and December. The interest rate on the notes for the quarter period ending March 14, 2006 was 10.5%. The interest rate on the notes for the quarter period ending June 14, 2006 is 10.9%. Based upon the 10.9% interest rate in effect as of March 31, 2006, the annualized interest on the senior secured notes approximates $17.5 million, or approximately $4.4 million per quarter. An increase of 1% in the rate of interest on the notes would increase our annualized interest costs by $1.6 million. The notes contain restrictive covenants that, among other things, limit our ability to incur debt, pay dividends and make investments. Additionally, the notes may be redeemed, in whole or in part, beginning December 15, 2006, at an initial redemption price of 103.0% of their principal amount, plus accrued interest. The redemption price declines annually to 100.0% beginning December 15, 2009.

        Capital Expenditures.    We started expanding our Illinois and Nebraska facilities in 2005. All budgeted capital expenditures associated with the Illinois facility expansion have been prefunded by our senior secured notes offering in December 2004. All cash associated with future expenditures related to the expansion of our Illinois facility is held in our restricted cash account. As of December 31, 2005, we have spent $6.7 million on the expansion of the Illinois facility and $7.7 million on the recently completed expansion of the Nebraska facility. See "Business—Facilities—Nebraska Facility—Capacity." Furthermore, in 2006, we anticipate spending an additional $51.0 million on the expansion of the Illinois facility, which is expected to be completed in early January 2007.

        In addition to the expansion of our Illinois and Nebraska facilities as described above, other capital expenditures for the year ended December 31, 2005 were $6.3 million. The aforementioned other capital expenditures were spent to maintain our existing facilities and included approximately $2.8 million for non recurring environmental compliance costs and a discretionary project relating to our wastewater treatment at our Illinois facility. See "Business—Environmental Matters."

        We anticipate that our operating cash flow, together with the restricted escrow funds (to be used for the expansion of our Illinois facility), and borrowings under the revolving credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures for this year, and debt obligations as they become due. However, our ability to pay dividends on the shares of our common stock will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, environmental, regulatory, business and other factors beyond our control.

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations

        The following summarizes our contractual obligations as of December 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (dollars in thousands):

	Due in
	2006	2007		2008		2009		2010		Thereafter		Total
Revolving credit facility	$1,514	$		$		$		$		$		$1,514
Senior secured notes due 2011(1)											160,000	160,000
Interest expense(1)(2)	17,611		17,787		17,836		17,787		17,787		16,959	105,767
Corn	4,951		100									5,051
Natural gas	1,085											1,085
Coal	9,430		2,160									11,590
Railcar leases	7,974		10,024		7,764		6,822		6,082		18,131	56,797
Storage leases	2,398		601		18		10		10		1	3,038
Purchased ethanol(3)	716,213		471,796		394,033		277,643		202,143		224,065	2,285,893

Total contractual obligations	$761,176		$502,468		$419,651		$302,262		$226,022		$419,156	$2,630,735

(1)
We intend to use approximately $168.9 million of the net proceeds of this offering to tender for all $160.0 million aggregate principal amount of our outstanding senior secured floating rate notes due 2011 (including the payment of a tender premium, fees and expenses).

(2)
The computed interest expense is applicable to our senior secured notes due 2011. The following assumptions were used in computing the interest expense: the interest rate of 10.965% represents the assumed interest rate for future periods and is based upon the bond interest rate assuming three month LIBOR rate in effect as of March 24, 2006 and the senior secured notes will not be retired early.

(3)
The dollar value of our commitments under these contracts is estimated based on the volume commitment under the contracts, purchased ethanol contracts not being renewed upon termination and an estimated ethanol purchase price of $1.51. Under these contracts, we are generally obligated to purchase a set volume of ethanol at a purchase price that is based upon the price at which we sell the ethanol less a pre-negotiated margin. As a result, our exposure to market risk under these contracts as a result of fluctuations in ethanol prices is limited. The estimated ethanol price used in this disclosure should not be relied upon as a forecast of ethanol prices in future periods.

Quantitative and Qualitative Disclosures about Market Risk

        We are subject to market risk with respect to the price and availability of corn, the principal raw material we use to produce ethanol and ethanol by products. In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow us to pass along increased corn costs to our customers. The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply. The price fluctuation in corn prices over the nineteen year period from 1986 through December 2005, based on the Chicago Board of Trade daily futures data, has ranged from a low of $1.43 per bushel in 1987 to a high of $5.48 per bushel in 1996. Corn costs for the year ended December 31, 2005 comprised about 12.7% of our total cost of sales and corn costs for the three months ended March 31, 2006 comprised about 10.3% of our total cost of sales.

        We are also subject to market risk with respect to our supply of natural gas which is consumed in the manufacture of ethanol and has historically been subject to volatile market conditions. Natural gas prices and availability are affected by weather conditions, overall economic conditions and foreign and domestic governmental regulation and relations. The price fluctuation in natural gas prices over the six year period from 1999 through December 2005, based on the New York Mercantile Exchange daily futures data, has ranged from a low of $1.63 per MMBtu in 1999 to a high of $15.82 per MMBtu in 2003. Natural gas costs comprised about 1.7% of our total cost of sales for the year ended December 31, 2005 and 1.4% of our total cost of sales for the three months ended March 31, 2006.

        To reduce price risk caused by market fluctuations in the commodities and interest rates, we may enter into exchange traded commodities futures, options and swaps. These hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities.

        We account for these derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Under this standard, the accounting for changes in the fair value of a derivative depends upon whether it has been designated in a hedging relationship and, further, on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and appropriate documentation maintained.

        The fair value of the futures and options contracts we use is based on quoted prices in active exchange traded or over the counter markets. The fair value of these derivatives is continually subject to change due to changing market conditions. We do not formally designate these instruments as hedges and therefore we mark these instruments to market on a monthly basis. The net effect of the realized and unrealized gains and losses related to these derivative instruments for the year ended December 31, 2005 was a $1.4 million increase to pretax income. The net effect of the realized and unrealized gains and losses related to these derivative instruments for the three months ended March 31, 2006 was a $0.3 million decrease to pretax income.

        We have prepared a sensitivity analysis to estimate our exposure to market risk with respect to our corn and natural gas requirements, ethanol contracts and the exchange traded contracts that we used to hedge portions of our equity production revenues as of December 31, 2005. Market risk is estimated as the potential loss in fair value, resulting from a hypothetical 10.0% adverse change in the fair value of our corn and natural gas requirements and ethanol contracts (based on average prices as of December 31, 2005) net of the corn and natural gas futures and options contracts used to hedge our market risk with respect to our corn and natural gas requirements. The results of this analysis, which may differ from actual results, are as follows:

	Volume Requirements (in millions)	Units	Hypothetical Adverse Change in Price	Average Price	$ Change in Operating Income (in millions)
Corn	50.1	bushels	10.0%	$2.08	$5.1	(1)
Ethanol(2)(3)	138.1	gallons	10.0%	1.46	20.1
Natural Gas	1.6	MMBtu	10.0%	8.75	1.4

(1)
The change in the price of corn is presented net of estimated co-product revenue of $5.3 million which offsets the cost of corn.

(2)
These amounts represent our equity production.

(3)
The average price is equal to net sales price. Net sales price is sales price less certain costs including freight, storage, inventory carrying cost and indirect marketing costs.

BUSINESS

Business Overview

        We are a leading producer and marketer of ethanol in the United States based on both the number of gallons produced and sold. Through our production facilities, marketing alliances with other producers and purchase and resale operations, we marketed and distributed 529.8 million gallons of ethanol in 2005 and 164.9 million gallons in the three months ended March 31, 2006. For the year ended December 31, 2005, we sold approximately 13.5% of the total ethanol volume in the United States. We market and distribute ethanol to many of the leading energy companies in the United States. We have comprehensive national distribution capabilities and through our leased railcar fleet and terminal network at critical points on the nation's transport grid where our ethanol is blended with our customers' gasoline. In addition to producing ethanol, our facilities also produce several co-products, such as corn gluten feed, corn germ and brewers' yeast, which generate incremental revenue and recapture a portion of our corn costs.

        We derive our revenues principally from the sale of ethanol, which we source as follows:

        Equity Production.    We own and operate one of the few coal fired corn wet milling plants in the United States in Pekin, Illinois, which we refer to as the "Illinois facility," and hold a 78.4% interest in a natural gas fired corn dry milling plant in Aurora, Nebraska, which we refer to as the "Nebraska facility." Our facilities have a combined total annual ethanol production capacity of 150.0 million gallons with corn capacity of approximately 56.0 million bushels per year. We are in the process of expanding our Illinois facility by adding a new dry mill facility which we expect to complete in early 2007. We expect this prefunded expansion to increase our total annual production capacity by approximately 56.5 million gallons of ethanol per year, or 37.7% to 206.5 million gallons. The expansion has been underway since August 2005 and is expected to be completed in early 2007.

        The Illinois facility is located on approximately 120 acres in Pekin, Illinois, on the east bank of the Illinois River, about 160 miles southwest of Chicago. The Illinois facility's access to an adjacent barge loading system provides cost-effective transportation to international markets with respect to our co-product sales, while an on-site truck and rail loading system provides easy access to our broader terminal network. The facility currently utilizes the wet milling process and has the capacity to produce 100.0 million gallons of ethanol per year, along with bio-products and several co-products which are sold for various uses into large commodity markets.

        The Nebraska facility is located on approximately 30 acres in Aurora, Nebraska, approximately 60 miles west of Lincoln. The facility has the capacity to produce 50.0 million gallons of ethanol annually using the dry milling process, as well as several co-products. The facility is also equipped with on-site truck and rail loading systems, linking it to our larger distribution and terminal network.

        For the year ended December 31, 2005 and the three months ended March 31, 2006, we also generated approximately $192.4 million and $55.3 million of revenue, respectively, from the sale of ethanol produced at our facilities, which we refer to as "equity production revenue."

        Although revenues from ethanol sourced from our equity production operations represented approximately 20.5% and 17.6% of our total revenues for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, equity production operations represented the substantial majority of our operating income.

        The ethanol conversion process also produces several co-products at the Illinois and Nebraska facilities, such as corn germ, corn gluten feed and dried distillers grains with solubles ("DDGS"), some of which are sold for use in animal and human food. In addition, the wet mill technology used at the Illinois facility also produces bio-products, such as brewers' yeast, which is processed into a growing variety of products for use in animal and human food as well as in fermentation applications. Including our recent Nebraska facility expansion, we have the capacity to process approximately 56.0 million bushels of corn each year. The sales price of these products tracks our cost of corn.

        For the year ended December 31, 2005 and the three months ended March 31, 2006, we also generated approximately $60.4 million and $14.8 million, respectively, of revenue from the sale of co-products and bio-products allowing us to recapture approximately 44.6% of our aggregate corn costs.

        Non Equity Production.    In addition to our equity production, we source ethanol from our marketing alliance and purchase ethanol from unaffiliated producers and marketers. These additional sources of ethanol enable us to meet major ethanol consumer needs by providing us with a nationwide market presence and leverage our marketing expertise and distribution systems. We believe we have one of the largest marketing alliance networks in the ethanol industry. In exchange for allowing us to market their ethanol on an exclusive basis, our marketing alliance partners receive access to our extensive distribution and customer network. As of March 2006, we have twelve alliance contracts with third party plants, located in six states, that have the capacity to produce 490.0 million gallons of ethanol per year. In addition, three new alliance partners currently have an additional 208.0 million gallons of capacity announced or under construction. Two of our alliance partners (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation formerly VeraSun Energy Corporation) represented by the parent company VeraSun Energy Corporation have notified the Company in writing that they have elected not to renew their marketing alliance agreement with the Company upon termination on March 31, 2007. The price at which we sell ethanol for our marketing alliance partners is the same as what we sell our own production. Our marketing alliance partners pay us a commission of approximately 1% of net sales price. In addition they reimburse us for certain costs, including freight, storage, inventory carrying cost and indirect marketing costs. All our ethanol sales contracts place the responsibility of delivering product on us, regardless of where the product originates.

        We purchase ethanol on an opportunistic basis from unaffiliated producers and marketers when we can leverage our infrastructure to derive additional profit. These transactions are generally driven by our ability to purchase ethanol and then, through our distribution network and customer relationships, to resell the ethanol at a premium price. These transactions typically have narrow margins and, as a result, our purchase and resale activity is not a significant source of operating income.

        We generated approximately $553.6 million and $129.1 million of gross revenue from sales of gallons sourced from our marketing alliance and purchase and resale operations, respectively in the year ended December 31, 2005 and $212.5 million and $30.9 million, respectively, in the three months ended March 31, 2006. Although revenues from our non-equity production represented approximately 73.0% of our total revenues for the year ended December 31, 2005, our non-equity production contribution to our operating income was limited.

Organization

        We are a Delaware corporation organized in 2003 in connection with the acquisition of our business by the MSCP Funds. We and our predecessors have been engaged in the production and marketing of ethanol since 1981. Our principal executive offices are located at 1300 South 2nd Street, Pekin, Illinois 61555.

Competitive Strengths

        We believe that our competitive strengths include the following:

  •
  Strong Market Position. We are a leading producer and marketer of ethanol in the United States based on both gallons of ethanol produced and sold. The top ten domestic producers of ethanol accounted for 46.3% of all production capacity as of June 2006, while the remaining production capacity is highly fragmented, consisting primarily of small, independent farmer cooperatives. For the year ended December 31, 2005, we produced 134.3 million gallons, sold 413.2 million gallons of ethanol from non equity production, and added 17.7 million gallons of ethanol to our inventory for a total sales volume of 529.8 million gallons, representing approximately 13.5% of all ethanol sold in the United States during that period.

  •
  Diversified Supply Base. Our two facilities are diversified across geography, fuel source and technology, allowing us to capitalize on multiple opportunities and limit our exposure to any one input. We also generate revenue from multiple sources (equity (or produced), non-equity (or marketed but not produced) and co-products (or from our production)). In addition, the sale of co-products and bioproducts at both our Illinois and Nebraska facilities provides an additional source of revenue which helps to defray the cost of ethanol production.

  •
  Extensive Distribution System. We control and operate an extensive distribution system through which we ship by rail, truck and barge. We believe that our extensive distribution system provides a competitive advantage because it permits us to increase our ethanol sales at blending terminals (which typically pay a higher price) and also allows us to use alternative modes of transportation from multiple supply points to obtain and lower overall transportation costs. Our Illinois facility logistics include an on site rail loading system, a truck loading system and access to third party adjacent barge loading system on the Illinois River. Our Nebraska facility logistics include an on site rail loading system and a truck loading system. Our extensive distribution capabilities and our access to the large number of terminals we lease enhances our reliable delivery to our customers. Our distribution system has enabled us to form a leading marketing alliance network in our industry, currently comprised of twelve, contracted, third party plants, for which we exclusively market and distribute ethanol.

  •
  Supplier of Choice. We maintain long-standing customer relationships with most of the major integrated oil refiners operating in North America (including Royal Dutch Shell and its affiliates, Conoco Phillips Company, Valero Marketing and Supply Company and Chevron Corporation) due to our ability to distribute ethanol extensively. We believe our extensive distribution system and the aggregate volumes we provide through our marketing alliances and purchase and resale operation allow us to provide superior customer service, reliably delivering large volumes of ethanol directly to our customers' blending sites in sufficent quantities.

  •
  Low Cost Producer. We believe we are one of the lowest cost producers of ethanol in the United States. Our Illinois facility generates 58.0% of its own electricity and 93.0% of its fuel requirements are met by using lower cost coal, which provides us significant cost savings compared to ethanol facilities that use higher cost natural gas to generate power. During the year ended December 31, 2005, the average Illinois basin coal spot price was $2.13 per MMBtu and the average Henry Hub spot gas price was $9.04 per MMBtu. In addition, our Illinois facility, through its wet mill production process, generates higher margin co-products and bio products, which allowed us to recapture 55.3% of our corn cost in the year ended December 31, 2005, which is a higher percentage than our competitors who employ the dry mill production process. At our Nebraska facility which employs the dry mill process, we recaptured 36.7% of our total corn costs. We believe the current cost to replace a wet mill makes further construction unlikely as evidenced by the fact that no wet mills have been constructed in North America in the last twenty years, and all of the 2.1 billion gallons of announced or in process new plants are dry mill plants. Furthermore, we source all of the corn used at the Nebraska facility from the Nebraska Energy Cooperative at prices which have historically been less than our corn prices paid at Pekin. The Nebraska Energy Cooperative has a 21.6% interest in our Nebraska facility.

  •
  Experienced and Proven Management Team. Our President and CEO Ronald H. Miller was appointed the Chairman of the RFA, the leading ethanol industry organization, in 2005, where he previously served as the Chairman from 1995 to 2001 and Vice Chairman from 2001 to 2005. Bobby L. Latham, the Chairman of our Board of Directors, previously ran a methanol (the raw material used to produce MTBE, a competing oxygenate) business for Morgan Stanley Capital Partners. Management has overseen the construction and expansion of the Nebraska facility, added bio-products production capabilities at the Illinois facility and successfully developed our extensive distribution network.

Business and Growth Strategy

        We pursue the following business strategies:

  •
  Add Production Capacity to Meet Expected Demand for Ethanol. We are continually exploring opportunities to increase our production capacity, including through acquisitions, greenfield development and brownfield development. In addition to the currently underway 56.5 million gallon dry mill expansion of our Pekin, Illinois facility which we expect to complete in early 2007, we are developing a further 110.0 million gallon dry mill expansion in Pekin which we expect to complete by the end of 2008. We also recently signed a letter of intent with the Aurora Cooperative to develop a second 220.0 million gallon plant adjacent to our Nebraska facility, which we anticipate completing by the end of 2009. Furthermore, we have entered into a non-binding letter of intent regarding a potential 220.0 million gallon brownfield development, which, if we decide to pursue, we believe could be completed in 2009. We recently entered into memorandums of understanding with a construction firm, Kiewit Energy Company, and a technology provider, Delta-T, pursuant to which they have agreed to enter into negotiations to design and build these three ethanol plants. Other than with respect to the 56.5 million gallon dry mill expansion of our Pekin, Illinois facility, we do not have environmental or other permits, designs or engineering, procurement and construction contracts with respect to any of such potential expansions and accordingly cannot assure you that they will be completed on a timely basis or at all or that we will realize the benefits we anticipate.

  •
  Expand Marketing Alliances. We established our first marketing alliance in 2001 and through March 2006 have increased the program to twelve alliance contracts with third party plants that have the capacity to produce 490.0 million gallons of ethanol per year. Two of our alliance partners with the capacity to produce 230.0 million gallons per year (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation formerly VeraSun Energy Corporation) represented by the parent company VeraSun Energy Corporation have notified us in writing that they have elected not to permit automatic renewal of their marketing alliance agreement with us on March 31, 2007. Although we believe that the loss of this capacity will be substantially offset by the addition of 208.0 million gallons of capacity announced or under construction by three new alliance partners, we cannot assure you that this additional capacity will be constructed on time or at all. We believe our marketing alliances allow us to take advantage of our market position and extensive distribution system to increase market presence, revenue and profitability, without incurring the cost of further expanding production capacity. As the scale of our marketing alliances increases, we expect to increase our level of efficiency and customer service.

  •
  Capitalize on Current and Changing Regulation. Through expansion of marketing alliances and continued investment in increasing production capacity, we believe we are well positioned to take advantage of the current and changing regulatory environment in our industry. For example, due to various political and regulatory factors, twenty-five states, notably California and New York, have banned or significantly limited the use of MTBE as a gasoline additive, and other states are expected to continue to follow, which may increase the demand for ethanol. Additionally, the Energy Policy Act of 2005 created the RFS which is, according to the RFA, expected to increase demand for ethanol and other renewable fuels.

  •
  Research into Cellulosic Ethanol. Current U.S. fuel ethanol production is based on the saccharification (which is the process of breaking a complex carbohydrate (such as starch or cellulose) into simple sugars) and subsequent fermentation of corn starch. As described by the RFA and in other reports, cellulosic plant biomass represents an untapped potential feedstock for the generation of fuel ethanol from renewable resources. Five years ago, we teamed up with Purdue University and the USDA's National Center for Agriculture Utilization Research in Peoria, Illinois to develop and scale up an efficient and economical pretreatment process for corn fiber and corn stover. The pretreatment is required for effective conversion of plant biomass. Although the amount of funds we spent on research in this area in 2004 and 2005

    (approximately $100,000) was minimal, we maintain our commitment to continue our research of the potential benefits associated with cellulosic ethanol.

Industry Overview

        According to the RFA, the United States fuel ethanol industry has experienced rapid growth increasing from 1.3 billion gallons produced in 1997 to 3.9 billion gallons produced in 2005. We believe substantially all of United States ethanol production is currently used as a fuel additive in gasoline, while the remaining production is utilized for industrial purposes.

    Fuel Ethanol Usage

        Historically, ethanol was marketed both as an oxygenate to reduce vehicle emissions as part of federal and state clean air programs and as an octane enhancer to improve engine performance. The oxygenate requirements of the Clean Air Act were completely eliminated on May 5, 2006 by the RFS contained in the Energy Policy Act of 2005.

  Oxygenate Additive

        Ethanol is employed by the refining industry as a fuel oxygenate, which when blended with gasoline, allows engines to combust fuel more completely and reduce emissions from motor vehicles. As an oxygenate, ethanol has a high oxygen content and burns more completely, generating less pollution. The amount and use of fuel oxygenates is mandated through regulation, such as the federal Clean Air Act, which requires the use of oxygenated gasoline in areas with unhealthy levels of air pollution. See "—Legislative Drivers—The federal Clean Air Act." As a result, ethanol usage has increased, and according to the RFA substantially all of the forecasted growth in demand for ethanol is expected to result from additional proposed regulations mandating usage of renewable fuels. The oxygenate requirements of the RFG program included in the Clean Air Act were completely eliminated by May 5, 2006 by the Energy Policy Act of 2005. See "—Legislative Drivers—The Renewable Fuels Standard." According to the RFA, the use of ethanol as an oxygenate additive in fuel pursuant to the RFG program requirements represented approximately 54.6% of the ethanol market in 2004.

  Octane Enhancer

        Ethanol increases the octane rating of gasoline with which it is blended, improving engine performance. As such, ethanol is used by gasoline suppliers as an octane enhancer both for producing regular grade gasoline from lower octane blending stocks and for upgrading regular gasoline to premium grades. As a result of the phasing out of leaded fuel in the 1970s, ethanol became popular as a high-quality octane booster and as reported by the RFA represented approximately 29.4% of the ethanol market in 2004.

    Ethanol Production

        The production of ethanol from corn can be accomplished through one of two separate processes: wet milling and dry milling. Though the number of dry milling facilities significantly exceed the number of wet milling facilities, their size is typically smaller. The main difference between the two processes is in the initial treatment of the grain and the resulting co-products. The increased production of higher margin co-products in the wet milling process results in a lower ethanol yield. Our wet mill yields approximately 2.6 gallons of ethanol per bushel of corn processed, while our dry mill yields approximately 2.8 gallons of ethanol per bushel.

    Dry Milling

        In our dry milling process, the entire corn kernel is first ground into flour, which is referred to in the industry as "meal," and processed without separating out the various component parts of the grain. The meal is processed with enzymes, ammonia and water, and then placed in a high-temperature cooker to reduce bacteria levels ahead of fermentation. It is then transferred to fermenters where yeast is added and the conversion of sugar to ethanol begins. The fermentation process generally takes about

40 to 50 hours. After fermentation, the resulting liquid is transferred to distillation columns where the ethanol is separated from the remaining "stillage" for fuel uses. The anhydrous ethanol is then blended with approximately 5.0% denaturant, such as natural gasoline, to render it undrinkable and thus not subject to beverage alcohol tax. With the starch elements of the corn consumed in the above described process, the principal co-product produced by the dry milling process is DDGS. DDGS is sold as a protein used in animal feed and recovers a significant portion of the total corn cost, although less than the co-products sold resulting from the wet milling process described below. For the year ended December 31, 2005, we recovered 36.7% of our corn costs related to our dry milling process through our sale of DDGS and other co-products.

    Wet Milling

        In the wet milling process, instead of initially grinding the corn, it is soaked or "steeped" in water and sulfurous acid for 24 to 48 hours to separate the grain into its many parts. After steeping, the corn slurry is processed through a series of grinders to separate the corn germ which is sold for processing into corn oil. The starch and any remaining water from the resulting corn mash can then be fermented and distilled into ethanol. Similar to dry milling, the ethanol is then blended with about 5.0% denaturant, such as natural gasoline, to render it undrinkable and thus not subject to beverage alcohol tax. The remaining parts of the grain in the wet milling process are processed into a number of different forms of protein used to feed livestock. The multiple co-products from a wet milling facility generate a higher level of corn recovery costs than the principal co-product (DDGS) from the dry milling process. In addition, with added investment, such as that made at our Illinois facility, a wet mill can produce the higher value, brewers' yeast in order to effectively lower its net corn cost. We believe the current cost to replace a wet mill makes further construction unlikely as evidenced by the fact that no such wet mills have been constructed in North America in the last twenty years. For the year ended December 31, 2005, we recovered 55.3% of our total corn costs related to our wet milling process through our sale of co-products and bio-products.

  Corn to Ethanol Conversion Process

        The following graphic depicts the corn to ethanol conversion process:

Corn To Ethanol Conversion Process

Wet Milling Process
Dry Milling Process
Corn Storage
Steeping
1st
Grind Mill
Germ
Separation
Germ
Drying
Corn
Germ
Hydroclones
2nd
Grind Mill
Fiber
Separation
Fiber
Drying
Corn Gluten
Feed
Starch / Gluten
Separation
Gluten
Gluten
Drying
Corn Gluten
Meal
Starch
Corn Storage
Hammer-Mill
Mash
Preparation
Liquefaction
Saccharification
CO2 Plant
Fermentation
Distillation
DDGS
Drying
Distillers
Dried Grains
CCDS
Dehydration
Aventine
Renewable Energy Inc.
Aventine
Renewable Energy
Aventine
RENEWABLE
ENERGY, INC.
Renewable Energy Inc.

    Legislative Drivers

        The United States ethanol industry is highly dependent upon state and federal legislation, in particular:

  •
  The federal ethanol tax incentive program;

  •
  The federal Clean Air Act, as amended;

  •
  The Renewable Fuels Standard of the Energy Policy Act of 2005;

  •
  State legislation banning or significantly limiting the use of MTBE;

  •
  Federal tariff on imported ethanol;

  •
  State mandates; and

  •
  Federal farm legislation.

  The federal ethanol tax incentive program

        First passed in 1979, the federal excise tax incentive program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell. The current federal excise tax on gasoline is $0.184 per gallon, and is paid at the terminal by refiners and marketers. The federal Transportation Efficiency Act of the 21st Century, or TEA-21, extended the ethanol tax incentive first passed in 1979 through 2007. The American Jobs Creation Act of 2004 extended the subsidy to 2010 by allowing distributors to take a $0.51 excise tax credit for each gallon of ethanol they purchase. We cannot assure you, however, that the tax incentives will be renewed in 2010 or if renewed on what terms they will be renewed. See "Risk Factors—Risks Relating to Our Business—The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition—The elimination or significant reduction in the federal ethanol tax incentive could have a material adverse effect on our results of operations."

  The federal Clean Air Act

        The use of ethanol as an oxygenate has been driven by regulatory factors, specifically two programs in the federal Clean Air Act Amendments of 1990, that require the use of oxygenated gasoline in areas with unhealthy levels of air pollution.

  •
  The winter Oxyfuel Program requires oxygenated gasoline during winter months in cities that have high levels of carbon monoxide, but are not required to use RFG year round. According to the EPA, ethanol is the primary oxygenate used in this program. The RFA estimates this accounted for approximately 290.0 million gallons of ethanol use in 2004.

  •
  The RFG program required RFG year-round in cities with the worst smog, such as Los Angeles and Chicago. RFG is oxygenated gasoline that is specially blended to burn cleaner, and thus, result in fewer air pollutants than conventional gasoline. According to the National Corn Growers Association, about 32.0% of the United States gasoline market of approximately 130.0 billion gallons is RFG. Other research indicates that of this amount about 40.0% contains ethanol with the remainder containing MTBE. Historically, refiners chose MTBE over ethanol as the main oxygenate in RFG in cities outside of the Midwest because MTBE can be blended at the refinery and shipped through existing pipelines. In addition, its volatility is also lower, making it easier to meet the emission standards. As discussed below, as a result of state legislation and environmental concerns, refiners have been switching to ethanol from MTBE. According to the RFA, RFG accounted for approximately 1.95 billion gallons of ethanol use in

    2004. The oxygenate requirement for reformulated gasoline in the RFG program was eliminated in May 2006 by the Energy Policy Act of 2005.

  The Renewable Fuels Standard

        Adopted as part of the Energy Policy Act of 2005 in August 2005, the RFS establishes minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline, increasing from 4.0 billion gallons of RFS mandated usage in 2006 to 7.5 billion gallons by 2012. The RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS.

  State legislation banning or significantly limiting the use of MTBE

        Due to their availability and cost, ethanol and MTBE have been the two primary additives used to meet the Clean Air Act's oxygenate requirements. Because it can be blended with gasoline at the refinery and transported via pipeline, MTBE, which is produced from petroleum derivatives, was initially the preferred oxygenate ingredient used in most reformulated gas by the petroleum industry. In contrast, ethanol's affinity for water makes it impractical to transport ethanol blended gasoline through existing petroleum pipelines since the presence of water in the pipelines (which often results from the previous transport of diesel fuel) could result in the ethanol separating from the gasoline during transport. Therefore, ethanol has historically been transported at higher expense via truck, rail or barge to a terminal for blending with gasoline and then transported via truck to the customer.

        In recent years, public concern has grown about MTBE contamination of water supplies as a result of leaks from underground storage tanks and pipes. MTBE contamination has raised several issues. First, some researchers and regulatory agencies have expressed concern that MTBE may be a human carcinogen, although scientific research to date has not substantiated these concerns. MTBE opponents also contend that since MTBE is more soluble in water than other gasoline constituents, it is capable of traveling farther in groundwater and is more likely to contaminate public and private water wells, which, at a minimum, allegedly results in bad tasting, and therefore undrinkable, water. Lastly, MTBE opponents claim that due to MTBE's solubility, it is difficult to remediate, and therefore, MTBE clean-ups may be more costly and time-consuming than clean-ups associated with other types of gasoline constituents. As a result of these concerns, twenty-five states have banned, or significantly limited, the use of MTBE, including California and New York. Since most of the states that consume a significant amount of oxygenated gasoline have already banned or limited their use of MTBE, the potential for significant growth in ethanol consumption as a result of the prohibition or significant limitation on the use of MTBE is limited.

  Federal tariff on imported ethanol

        In 1980, Congress imposed a tariff on foreign produced ethanol (made from cheaper sugar cane) to make it more expensive than domestic supplies derived from corn. This tariff was designed to protect the benefits of the federal tax subsidies for United States farmers. The tariff was originally $0.60 per gallon in addition to a 3.0% ad valorem duty (based on the value of the product) for United States farmers. The tariff was subsequently lowered to $0.54 per gallon and was not adjusted completely in sync with the change in the tax benefit. We cannot assure you that it will not be changed or removed entirely. In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2007.

        Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempted from this tariff under the Caribbean Basin Initiative in order to spur economic development in that region. Under the terms of the Caribbean Basin Initiative, member nations may export ethanol into the United States up to a total limit of 7.0% of United States production per year (with additional exemptions from ethanol produced from feedstock in the Caribbean region over the 7.0% limit). Imports from the exempted countries and Brazil, which, according to the RFA, were 161.1 million gallons or 4.7% of United States ethanol production in 2004, have increased in recent years. These imports are expected to increase further as a result of new plants under development, including a new plant under development by Cargill, Inc. in El Salvador that would take the water out of Brazilian ethanol and then ship the dehydrated ethanol to the United States duty-free. See "Risk Factors—Risks Relating to Our Business—The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition—Certain countries can import ethanol into the United States duty free, which may undermine the ethanol industry in the United States."

  Federal Farm Legislation

        The USDA CCC Bioenergy Program makes cash payments to companies that increase their purchases of corn, other specified commodities, fats, oils, and greases derived from an agricultural product or any animal by product to expand production of ethanol, biodiesel or other biofuels. Under the program, the USDA will make payments of up to $150.0 million annually, with a yearly cap of 5.0%, or $7.5 million, placed on the funds any producing plant may obtain. All fuel ethanol production is eligible and payments are typically $0.20-0.30 per gallon of increased capacity. Each quarter, qualified producers track year-over-year increases in fuel ethanol production and are paid on the basis of incremental production. The legislation is currently scheduled to expire September 30, 2006. We cannot assure you it will be renewed on the same terms or at all.

        We believe we are eligible to receive an estimated payment of approximately $0.75 million from the USDA under the CCC Bioenergy Program as a result of our recent capacity increase of approximately 10.0 million gallons per year at the Nebraska facility. The Illinois facility will not be eligible for a payment under the CCC Bioenergy Program as a result of its planned expansion because we do not expect the expansion to be complete and operational for the period required under the program before the expiration in 2006. Since 2003, we have received $4.5 million in payments under this program which have been accounted for as "Other Income" in our results of operations.

Products

Overview of Products

Product	Illinois Facility Wet Mill	Nebraska Facility	Typical End Use
Ethanol
Fuel grade	X	X	Oxygenate additive/Octane enhancer
E-85	X		Fuel
Bio-products
Brewers yeast	X		Animal feed/Human food
Co-products
Corn gluten feed (wet/dry)	X		Animal feed
Corn gluten meal	X		Animal feed
Corn germ	X		Corn oil extraction
Condensed corn distillers solubles	X	X	Animal feed
Carbon dioxide	X	X	Industrial uses/Human food
Distillers grain with solubles (wet/dry)		X	Animal feed

  Ethanol

        Our primary product is ethanol, a fuel grade alcohol which we derive principally from corn, that is sold primarily for blending with gasoline as an octane enhancer and as an oxygenate additive for the purpose of reducing ozone and carbon monoxide vehicle emissions. The demand for ethanol is derived from the overall demand for gasoline as well as the competition of ethanol versus competing oxygenate products (such as MTBE) and technologies. See "—Industry Overview." For the year ended December 31, 2005, ethanol sales represented 93.6% of our total revenues and for the three months ended March 31, 2006, ethanol sales represented 95.3% of our total revenues.

  Bio-Products

        The Illinois facility also produces bio-products, Kosher and Chametz free brewers' yeast, which is processed into a growing variety of products for use in animal and human food and fermentation applications. For the year ended December 31, 2005, bio-product sales represented 1.1% of our total revenues and for the three months ended March 31, 2006, bio-products sales represented 0.7% of our total revenues.

  Co-Products

        Through its wet milling process, the Illinois facility produces co-products such as corn gluten feed, corn gluten meal and corn germ. In addition, the fermentation process yields carbon dioxide. These co-products are sold for various consumer uses into large commodity markets. Corn gluten feed, corn gluten meal and CCDS are used as animal feed ingredients, corn germ is sold for the extraction of corn oil and carbon dioxide is sold for food-grade use such as beverage carbonation. Through its dry milling process, the Nebraska facility produces co-products such as DDGS, distillers wet grains, CCDS and carbon dioxide. Distillers products are marketed as high protein animal feed and carbon dioxide is sold for food-grade use. For the year ended December 31, 2005, co-products sales represented 5.3% of our total revenues and for the three months ended March 31, 2006, co-products sales represented 4.0% of our total revenues.

        Substantially all of our ethanol sales for the year ended December 31, 2005 were in the United States, with the majority of our sales in the Midwestern United States. Brewers' yeast and corn gluten feed and meal are marketed on a global basis. The Illinois facility's access to an adjacent barge loading system provides cost-effective transportation to international markets.

Facilities

        The table below provides an overview of our two ethanol plants.

	Illinois Facility	Nebraska Facility
Location	Pekin, Illinois	Aurora, Nebraska
Ownership	100.0%	78.4%(1)
Land (acres)	120	30
Year constructed	1981(2)	1995
Process	Wet Milling	Dry Milling
Annual ethanol capacity as of March 31, 2006 (in millions of gallons)	100	50(3)
Annual bio-products capacity as of March 31, 2006 (in thousands of tons)	24	0
Annual co-products capacity as of March 31, 2006 (in thousands of tons)	559	354
Aggregate bio-products and co-products return for the three months ended March 31, 2006(4)	48.9%	33.7%
Electricity co-generation capability	Yes	No
Power Source	Coal, Natural Gas	Natural Gas
Distribution method	Rail, Truck, Barge	Rail, Truck

(1)
The remaining 21.6% of our Nebraska facility is owned by Nebraska Energy Cooperative (NEC), an agricultural cooperative. The NEC is comprised of the Aurora Co-op owning 25% of NEC and over 200 corn producers in and around Aurora, Nebraska.

(2)
Illinois facility converted from corn starches/sweeteners production (built in 1899) to an ethanol facility in 1981.

(3)
Capacity was increased by 10.0 million gallons per year to 50.0 million gallons per year in November 2005. See "—Nebraska Facility—Capacity" below.

(4)
Represents the percent of corn costs that are recovered as a result of co-product and bio-product sales.

Overview of Our Facilities

    Illinois Facility

        The Illinois facility is located in Pekin, Illinois on the east bank of the Illinois River, about 160 miles southwest of Chicago.

  Capacity

        In addition to ethanol, the Illinois facility has the capacity to produce annually a total of 24,000 tons of brewer's yeast, 180,000 tons of corn gluten feed, 41,000 tons of corn gluten meal, 69,000 tons of corn germ, 67,000 tons of CCDS and 202,000 tons of carbon dioxide. We are in the process of expanding our Illinois facility with the addition of a new dry mill facility and we expect that the prefunded expansion will be complete in early 2007. The design builder has guaranteed completion of the expansion by early January 2007 and is entitled to additional payments for each day the expansion is completed before the guaranteed date. Failure to complete the expansion on time could have a material adverse affect on our results of operations and financial condition. Margins from co-products and bio products generate returns equal to approximately 55.3% of our corn costs during the year ended December 31, 2005 and 48.9% for the three months ended March 31, 2006.

        In the year ended December 31, 2005, the ethanol plant ran at approximately 102.5% of capacity. For the three months ended March 31, 2006, the ethanol plan ran at approximately 101.2% of capacity. The Illinois facility had 360 operating days in the year ended December 31, 2005 and 88 operating days in the three months ended March 31, 2006.

  Raw Material Supply

        The Illinois facility annually purchases approximately 37.6 million bushels of #2 yellow corn. Due to its location in the corn belt, the plant has ample access to various corn markets and suppliers.

        The facility's corn supply has historically been priced at approximately the price of #2 yellow corn as traded on the Chicago Board of Trade. During 2005, the plant purchased corn from 86 suppliers and no one supplier accounted for more than 10.1% of the corn supply.

        Corn is delivered to the facility via truck, through local distribution networks and by rail through local delivery carriers, the Peoria and Pekin Union Railroad and the Illinois Midland Railroad.

        At any given time, approximately 550,000 bushels, or approximately five and a half days supply, is kept on-site.

  Transportation and Logistics

        The Illinois facility transports ethanol by rail, truck and barge and has significant capacity via each form of transportation. Logistics include an on-site rail loading system, a truck loading system and access to an adjacent barge loading system. Carbon dioxide (primarily used for dry ice and carbonated beverages) is sold to third party plants adjacent to the facility and transported by pipeline. Given its proximity to the Illinois River and access to various railroads and major highways, the Illinois facility is able to supply customers both domestically and internationally. Depending on relative costs, transportation methods can be easily changed.

        We lease 1,301 tank cars and 81 hopper cars for rail transportation. We prorate the cost of this equipment among owned production and our various marketing alliances. In the future we plan to increase our lease of tank cars, utilize unit trains, increase the number of available barges and increase our number of terminal leases.

  Energy

        In the year ended December 31, 2005, the Illinois facility produced approximately 58.0% of its electricity, or 106,916 megawatt hours, and 100.0% of its steam and purchased 77,454 megawatt hours from CILCO, the local utility, under a contract that expired on April 30, 2006. We are in the process of evaluating other alternatives. In the year ended December 31, 2005, the plant utilized approximately 250,828 tons of medium sulfur coal to co-generate steam and electricity. We have negotiated one to three year fixed price contracts for local coal, which is delivered by truck to our facility. The facility sources its coal from two mines located in Illinois.

        We buy natural gas in the spot or near spot market through several gas suppliers. We have transportation contracts with two major pipelines and access to three additional major pipelines. We have a transportation contract to transport natural gas with CILCO and purchase natural gas at a differential to the Chicago Mercantile Exchange Henry Hub natural gas futures contract (the futures contract used by the Chicago Mercantile Exchange as a benchmark for forward natural gas markets). Total energy usage for the year ended December 31, 2005, averaged 61,345 BTUs per denatured gallon produced, of which 7.0% was natural gas and 93.0% was coal based. Total energy usage for the three months ended March 31, 2006 averaged 58,703 BTUs per denatured gallon produced, of which 6.1% was natural gas and 93.9% was coal based.

    Nebraska Facility

        The Nebraska facility is located in Aurora, Nebraska, about 60 miles west of Lincoln.

  Capacity

        The Nebraska facility has the capacity to produce 50.0 million gallons of ethanol per year. In addition to ethanol, the facility has the capacity to produce 65,000 tons per year of DDGS, 218,000 tons per year of distillers wet grains, 31,000 tons per year of CCDS and 40,000 tons per year of raw carbon dioxide gas. Sales from co-products generate revenue which equals approximately 36.7% of our corn costs during the year ended December 31, 2005 and 33.7% for the three months ended March 31, 2006.

        For the year ended December 31, 2005, due to an unscheduled maintenance and in connection with the expansion, the ethanol plant ran at 89.0% of capacity. The Nebraska facility had 338 operating days in the year ended December 31, 2005 and 90 operating days in the three months ended March 31, 2006.

  Raw Material Supply

        The Nebraska facility annually purchases approximately 17.5 million bushels of #2 yellow corn. Though the plant currently only uses corn, it can also run on any mixture of corn and grain sorghum.

        The Nebraska facility's corn supply has historically been priced lower than our corn prices paid at Pekin. The plant sources 100.0% of its corn from the Aurora Cooperative, a member of Nebraska Energy Cooperative, at competitive prices.

        At any given time, approximately 50,000 bushels, or approximately one and a half days supply, is kept on-site.

  Transportation and Logistics

        Logistics include an on-site rail loading system and a truck loading system. Carbon dioxide is sold to a third party plant adjacent to the facility and transported by pipeline. Depending on relative costs, transportation methods can be easily changed.

  Energy

        In the year ended December 31, 2005, the plant purchased 100.0% of its electricity, or 37,971 megawatt hours, from Southern Power ("SP") at SP's standard industrial rate. In the three months ended March 31, 2006, the plant purchased 100% of its electricity, or 12,067 megawatt hours from SP.

        The plant has a natural gas supply contract with Seminole Energy Services, L.L.C. and a fixed price transportation contract with Kinder Morgan, Inc. through 2010. Total energy usage for the year ended December 31, 2005 and for the three months ended March 31, 2006 averaged 33,136 BTUs per denatured gallon produced.

Marketing Alliances

        We believe we have formed one of the largest marketing alliance networks in the industry, which has increased our sales and enhanced our position as a leading player in the ethanol industry. In exchange for allowing us to market their ethanol exclusively, marketing alliance partners gain access to our customer relationships and extensive distribution network. Under our marketing alliance contracts we agree to purchase all fuel grade ethanol produced by our marketing alliance partners. The purchase price we pay our marketing alliance partners is based on the price at which we resell the ethanol less a pre-negotiated margin. Our marketing alliance partners pay us a commission of approximately 1% of the net sales price. In addition, they reimburse us for certain costs, including freight, storage, inventory carrying cost and indirect marketing costs. Our marketing alliance contracts typically have a two year term and automatically renew for an additional one year term unless either party elects to terminate in advance. During the year ended December 31, 2005 and the three months ended March 31, 2006, we marketed 344.4 million gallons and 120.7 gallons, respectively, of ethanol produced by our marketing alliance partners.

        We signed our first marketing alliance in 2001 and as of March 2006 have increased the program to twelve alliance contracts with third party plants that have the capacity to produce 490.0 million gallons of ethanol per year. Three new marketing alliance partners have an additional 208.0 million gallons per year of capacity currently announced or under construction. The following table presents our marketing alliances to date.

Marketing Alliances

Name	Location	Annual Capacity (mil. gallons)	Status
Functioning Marketing Alliances
VeraSun Aurora Corporation (formerly VeraSun Energy)(1)	Aurora, SD	120	Functioning
VeraSun Fort Dodge LLC(1)	Fort Dodge, IA	110	Functioning
Glacial Lakes Energy	Watertown, SD	50	Functioning
Granite Falls Community Ethanol	Granite Falls, MN	45	Functioning
Adkins Energy	Lena, IL	40	Functioning
Ace Ethanol, LLC	Stanley, WI	39	Functioning
Quad County Corn Processors	Galva, IA	27	Functioning
Agri Energy, LLC	LuVerne, MN	21	Functioning
Reeve Agri-Energy	Garden City, KS	12	Functioning
Heartland Grain Fuels, LP	Huron, SD	12	Functioning
Heartland Grain Fuels, LP	Aberdeen, SD	9	Functioning
Xethanol Biofuels	Blairstown, IA	5	Functioning

Sub-Total		490
Marketing Alliances Announced/Under Development
Panda Energy	Hereford, TX	100	Announced
Holt County Ethanol	O'Neill, NE	84	Announced
E3 Biofuels	Mead, NE	24	Under Development

Sub-Total		208

Total Marketing Alliances		698

(1)
Two of our alliance partners (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation formerly VeraSun Energy Corporation) which represent 230.0 million gallons of capacity have notified us in writing that they have elected not to renew their marketing alliance agreement with us upon termination on March 31, 2007.

        We have made equity investments in some alliance partners to secure the marketing contract and signal our commitment to the alliance partners. The total book value of our investment in our marketing alliance partners as of March 31, 2006, was $1.0 million.

        Our marketing alliance contracts require us to purchase all of the production of these facilities and resell it at contract or prevailing market prices. The price at which we sell ethanol for our marketing alliance partners is the same as what we sell our own production. The purchase price we pay our marketing alliance partners is based on the price at which we resell the ethanol and also takes into account our costs of distribution, including terminal lease expense. See "—Distribution Strategy." Contracts range from one year to as long as we retain an equity or debt investment in the alliance partner.

        Marketing alliances are a major component of our growth strategy. Through these alliances, we are able to increase sales and market share by using our existing marketing expertise and distribution systems without the cost of constructing new ethanol production capacity. As the scale of the marketing alliances increase, we expect to increase our level of efficiency and customer service.

        The marketing alliances are also beneficial to us on an industry-wide basis. By performing the marketing function for individual plants, we are able to better supply a sizable and consistent volume of ethanol to meet customer demand.

Purchase and Resale

        We also participate in the purchase of ethanol from unrelated producers, such as Renewable Products Marketing Group, and marketers, with subsequent resale in the spot market. These transactions are driven by the market. Purchase and resale allows us to leverage our distribution and storage capabilities. We purchased and resold 68.8 million gallons of ethanol in the year ended December 31, 2005 and 14.4 million gallons for the three months ended March 31, 2006.

Distribution Strategy

        Our strong logistics system is a key component to our customer service commitment. With 45 leased terminal locations and our owned and affiliated production facilities in the Midwest, Gulf Coast and East Coast, our ethanol delivery system provides a significant competitive advantage. Our network of terminals creates an extensive distribution system that facilitates and enhances our ability to market ethanol. We and our marketing alliance partners deliver ethanol to these terminals for onward distribution to the customer. At these terminals, our ethanol is blended with gasoline as it enters the customers' trucks.

        We also manage ethanol inventories for customers in some cases. A large number of terminals enhance our marketing alliance strategy and purchase and resale operations through improved access to participating ethanol plants and improved distribution and storage capabilities.

        Under terminal contracts, we generally lease space based on fixed and throughput volume. Contracts are medium to long term in nature and are generally renewable subject to certain terms and conditions. The costs associated with leasing these terminals are factored into the purchase price we pay our marketing alliance partners for the ethanol that we purchase from them for resale and therefore a portion of these leasing costs are effectively paid by our marketing alliance partners. See "—Marketing Alliances."

Customers

        We focus on providing exceptional customer service and as a result have had very little customer turnover. The substantial majority of our customer base has purchased ethanol from us for over five years (this includes our predecessor). We enjoy a diverse customer base, with no customer accounting for over 18% of ethanol volume during the year ended December 31, 2005.

        We sold ethanol to approximately 148 customers throughout 2005, including most of the major integrated oil companies and a significant number of large, independent refiners and petroleum wholesalers. The table below shows each of our ethanol customers whose business accounted for more than 5.0% of our total volume during the year ended December 31, 2005. These customers purchased approximately 64% of our total ethanol volume during the year ended December 31, 2005.

Top Ethanol Customers

	Year ended December 31, 2005
	Volume (millions of gallons)	% of Total Volume
Royal Dutch Shell and affiliates	97	18%
BP Products North America, Inc.	79	15%
Conoco Phillips Company	50	9%
Marathon Oil	43	8%
Valero Marketing and Supply Company	42	8%
Sunoco, Inc.	30	6%

TOTAL	341	64%

Note: Includes ethanol from owned facilities, marketing alliances and purchase and resale operations.

        Ethanol is sold in the spot market and through contracts. Ethanol contracts are fixed price, gasoline indexed or ethanol spot priced. These contracts typically range from three to twelve months in duration.

        Bio-products are sold in the spot market and through contracts. We generally sell the majority of bio-products through fixed price contracts, which range from three to twelve month duration.

        Co-products are sold in the spot market and through contracts. We generally sell the majority of co-products through fixed price contracts, which range from one to six month duration for various quantities.

        We often attempt to mitigate the risks associated with ethanol, bio-products and co-products contracts by hedging our raw material costs. See "Risk Factors—Risks Relating to Our Business—We engage in hedging transactions which involve risks that can harm our business."

Competition

        According to the RFA, for the year ended 2005 the United States accounted for roughly 35.1% of global ethanol production. Research indicates the world's ethanol producers compete primarily on a regional basis; high transportation costs prohibit extensive trade between regions, except in regions where there are not sufficient local supply sources. Furthermore, a United States tariff of $0.54 per gallon increases costs for importers, although imports from certain countries are exempt, up to a specified limit, from this tariff. See "—Legislative Drivers—Federal tariff on imported ethanol."

        As of June 2006, in the United States, there are 86 producers using 101 plants. The top ten producers account for approximately 46.3% of total capacity of approximately 4.8 billion gallons (see table below). The remaining producers primarily consist of farmer cooperatives.

United States Ethanol Production Capacity—Top Ten Producers

Annual Capacity (mil. gallons)
Archer-Daniels-Midland	1070
VeraSun Energy Corporation	230
Hawkeye Renewables, LLC	200
Aventine Renewable Energy, LLC	150
Cargill, Inc.	120
Abengoa Bioenergy Corp.	110
New Energy Corp.	102
Midwest Grain Processors	95
MGP Ingredients, Inc.	78
Tate & Lyle	67

TOTAL	2,222

Source: RFA, as of June 2006.

Environmental Matters

        We are subject to various stringent federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. These laws, regulations and permits also can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. We cannot assure you that we have been, are or will be at all times in complete compliance with these laws, regulations or permits. From time to time, we have not been in full compliance with the wastewater and air discharge permits for our Illinois and Nebraska facilities. In the past, we have been subject to legal actions brought by environmental, regulatory authorities, advocacy groups and other parties for actual or alleged violations of environmental laws and regulations and certain of our environmental permits.

        We have made, and expect to make, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits. For example, in late 2005 we were required to obtain, and did obtain, a permit from the state authorities which will require us to treat wastewater from the Nebraska facility prior to discharging it to the City of Aurora's publicly owned treatment works. We expect to incur approximately $1.3 million in capital costs through May or June 2006, including costs to purchase a wastewater holding tank, in relation to these wastewater issues at our Nebraska facility, but we may incur additional costs for this or other issues in the future. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Capital Expenditures".

        In addition, our air emissions are subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state laws which generally require reduction of our emissions. In addition to increased costs, more stringent standards may also limit our operating flexibility. Because other ethanol manufacturers will have similar restrictions, however, we believe that compliance with more stringent environmental laws and regulations is not likely to affect our competitive position. However, these costs could adversely affect our financial condition and results of operations and such costs may be material. Federal and state environmental authorities have been investigating alleged excess VOC and other air emissions from United States ethanol plants, including our Illinois and Nebraska facilities. In April 2005, we entered into a consent decree with state authorities settling their investigation of our Nebraska facility, which required us to, among other things, secure a new air emissions permit, install additional air pollution control equipment and pay a $.04 million fine. The fine was paid in May 2005 and the permit issued in October 2005. Certain of this equipment has already been installed and, based on currently available information, the balance of the equipment is expected to be installed by September 2006. Based on currently available information, we expect to incur approximately $5 million in costs for this matter at our Nebraska facility. While the matter relating to our Illinois facility is still pending, like the Nebraska facility and like other ethanol companies which have already resolved their VOC emission issues with the relevant authorities, we could be required to install additional air pollution control equipment, or take other measures to control air pollutant emissions at our Illinois facility. As for our Illinois facility, we cannot, at this time, accurately estimate the costs we will reasonably be expected to incur. If controls are ultimately required, however, costs could be higher than those we expect at our Nebraska facility due to the facility's larger size. In addition to these possible costs, we would likely be required to pay fines that could be material if the authorities determine our emissions were in violation of applicable law. We cannot assure you that the resolution of these or any other environmental matters affecting us will not have a material adverse effect on our results of operations or financial condition.

        The EPA has drafted a final National Emissions Standard for Hazardous Air Pollutants (NESHAP) under the federal Clean Air Act for industrial, commercial and institutional boilers and process heaters. This NESHAP, which became effective on November 12, 2004, is expected to require us to implement maximum achievable control technology to reduce hazardous air pollutant emissions from certain of our boilers and process heaters by September 13, 2007. We expect to incur capital and operating costs at our Illinois facility to comply with this regulation with respect to our existing boilers and process heaters. Based on engineering conducted to date and available information, we could incur capital costs of between $7.0 million and $9.0 million.

        See "Risk Factors—Risks Relating to our Business—We may be adversely affected by environmental, health and safety laws, regulations and liabilities."

Employees

        As of March 31, 2006, we had approximately 290 full time equivalent employees who are responsible for company-wide management, marketing, logistics, production and administration. All of these employees are located in the United States.

        All hourly employees employed at the Illinois facility are covered by a collective bargaining agreement between our subsidiary, Aventine Renewable Energy, Inc., and Paper Allied/Industrial, Chemical and Energy Workers International Union, Local 6-6662 (which recently merged with the United Steelworkers of America), which is effective until October 31, 2006.

Legal Proceedings

        Other than the matters described in "Business—Environmental Matters," we are not a party to any legal proceedings other than ordinary course, routine litigation which is not material to our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        Set forth below is certain information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Bobby L. Latham	65	Chairman of the Board
Ronald H. Miller	57	President, CEO and Director
Ajay Sabherwal	40	Chief Financial Officer
William J. Brennan	55	Chief Accounting and Compliance Officer
James M. Redding	51	Vice President
Jerry Weiland	60	Vice President
James R. Sneed	39	Vice President
Roger E. Bushue	56	Vice President
Kenneth R. Eckhardt	47	Vice President and Secretary
John R. Gray	48	Vice President of Logistics & Development
Farokh S. Hakimi	57	Director
Michael C. Hoffman	43	Director
Wayne D. Kuhn	70	Director
Richard A. Derbes	59	Director
Leigh J. Abramson	37	Director

    Executive Officers

        Ronald H. Miller.    Mr. Miller has been our President and Chief Executive Officer since May 2003 and the President of our subsidiary, Aventine Renewable Energy, Inc., since 2000. Prior to his current position, Mr. Miller served in senior marketing, logistics and development positions at our Company from 1981 to 1999. Between 1971 and 1981, Mr. Miller held roles of increasing responsibility with Texaco. Mr. Miller was appointed the Chairman of the RFA in 2005, where he previously served as the Chairman from 1995 to 2001 and Vice Chairman from 2001 to 2005. Mr. Miller is a member of Class III of the Board of Directors.

        Ajay Sabherwal.    Mr. Sabherwal has been our Chief Financial Officer since November 2005. Prior to his current position, Mr. Sabherwal was the Executive Vice President, Finance and Chief Financial Officer of Choice One Communications Inc. from September 1999 until November 2005. Choice One Communications Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code in October 2004 and emerged from such bankruptcy in November 2004. Mr. Sabherwal was the executive director of institutional equity research for Toronto based CIBC World Markets from June 1996 to September 1999. Prior to joining CIBC World Markets as a senior research analyst in June of 1996, Mr. Sabherwal was the telecommunications analyst for BZW (Barclays de Zoete Wedd) Canada and its successor company from November 1993 until June 1996. Mr. Sabherwal has also held positions at Deloitte Consulting, AT&T Canada and Louis Dreyfus (U.K.).

        William J. Brennan.    Mr. Brennan became our Chief Accounting & Compliance Officer in November 2005 and was our Chief Financial Officer since October 2004 when he joined the Company until November 2005. Before joining the Company, Mr. Brennan served as Regional Chief Financial Officer for Omnicare Inc. from 2001 to 2004 and as Chief Financial Officer of Polestar Communications, Inc. and its predecessor company from 2000 to 2001. Mr. Brennan also held senior financial positions with Ameritech Inc., Wisconsin Bell, Inc and De La Rue Systems of the Americas, Inc. Mr. Brennan is a CPA and began his professional career with Alexander Grant & Co. Certified Public Accountants.

        James M. Redding.    Mr. Redding has been our Vice President since May 2003 and more specifically, Vice President of Business Development since October 2005. He is also responsible for the corn and co-products business and the commercial side of our bio-products business at our Illinois facility. Mr. Redding served in various other marketing positions at our Company between 1983 and 2003 and prior to that worked at Honeywell. Mr. Redding received the Man of the Year award from the Illinois Petroleum Marketers Association in 1990, becoming the only ethanol marketer to ever receive this award.

        Jerry Weiland.    Mr. Weiland has been our Vice President of Operations since June 2005. Mr. Weiland joined the Company in July of 2000, as Director of Operations for Aventine Renewable Energy. Before joining the Company, Mr. Weiland was the General Manager of a wet milling facility in Stockton, California owned by Corn Products International. Mr. Weiland had worked for Corn Products for 36 years at various locations in the wet milling business, where he had started up Greenfield plants and rebuilt plants on existing sites. He traveled for Corn Products and supported facilities in Yugoslavia, Germany, Italy, and Columbia. Currently Mr. Weiland is responsible for all Aventine Renewable Energy's operating facilities. He serves on the Board of the Employers Association of Illinois, and has been appointed to the Pekin Transportation committee.

        James R. Sneed.    Mr. Sneed has been our Vice President of Ethanol Marketing since October 2005. He became a CPA in November 1990. Prior to his promotion in 2005, he held positions of increasing responsibility within our Company in accounting and marketing functions from 1991 to 2005. Prior to joining our Company, he worked for Peabody Meyers from 1990 to 1991 as a staff accountant. He is a member of American Institute of Certified Public Accountants, a member of the Renewable Fuels Association, American Coalition for Ethanol, Ethanol Producers and Consumers, Iowa Renewable Fuels Association, Wisconsin Ethanol Producers Association, National Ethanol Vehicle Coalition, and the following state fuel marketers associations: Illinois, Iowa, Nebraska, New Jersey, Indiana, Minnesota, Missouri and California.

        Roger E. Bushue.    Mr. Bushue has been our Vice President of Business Resources and Administration since June 2005. Prior to his current position, Mr. Bushue served as Director of Human Resources since 2000. Mr. Bushue has over 35 years experience in the wet milling and ethanol industry. Over his career he has taken on increasing roles of leadership and responsibility within the ethanol industry.

        Kenneth R. Eckhardt.    Mr. Eckhardt has been our Secretary since May 2003 and our Vice President of Commodities and Energy since October 2005. Prior to his current position, Mr. Eckhardt served in senior finance business development, risk control and logistics positions at our Company between 1989 and 2005. He also served in various commodities positions at our Company between 1984 and 1989, where he took on increasing roles of responsibility.

        John R. Gray.    Mr. Gray has been our Vice President of Logistics & Development since April 2006. Prior to his current position, Mr. Gray was the Manager of Business Development Ventures for Motiva Enterprises LLC, a joint venture between Shell Oil Company and Saudi Resources Inc., where he developed significant ethanol logistics infrastructure and contributed to Shell's global bio-fuels supply strategy from March 2001 until March 2006. Prior to that time, Mr. Gray held positions of increasing responsibility in Products Supply, Trading, and Distribution during his 25 year career with Shell.

    Directors

        Bobby L. Latham.    Mr. Latham has been Chairman of the Board since May 2003. He is currently a managing director of Amaryn Group LLC, a partnership formed to explore investment opportunities in the chemical and manufacturing industries. From 1995 to 2000, Mr. Latham served as a consultant to

MSLEF II portfolio companies. From 1994 to 1995, he served as a Senior Vice President at Terra Nitrogen Corp. From 1991 to 1994, Mr. Latham served as Chief Operating Officer of Beaumont Methanol Corp. From 1990 to 1994, he served as Chief Operating Officer of Agricultural Minerals Corp. Mr. Latham has twenty two years experience in methanol and fertilizer manufacturing as well as significant experience in strategic and operational planning. He has also worked with the MSCP funds in evaluating numerous investment opportunities. Mr. Latham is also a director of Terphane, a manufacturer of special polyester films. Mr. Latham is a member of Class I of the board of directors.

        Farokh S. Hakimi.    Mr. Hakimi has been a director since May 2006. He was Executive Vice President of Inco Limited, a mining and metal company, from November 2005 until March 2006. From March 2002 until November 2005, he served as Executive Vice President and Chief Financial Officer, having previously served as Inco's Chief Development Officer from January 2002 until March 2002. Mr. Hakimi was Vice President and Chief Financial Officer of Rio Algom Limited, a global mining and metals company based in Toronto, Ontario from January 2000 until July 2001. Mr. Hakimi is a member of Class I of the board of directors.

        Richard A. Derbes.    Mr. Derbes has been a director since May 2003. He was head of Morgan Stanley's Investment Banking client coverage for the Chemical Industry from 1986 until he retired in December 2001 (except for about a year and a half in 1993-1994, when he was with Gleacher & Co.). Prior to that he was a sellside equity research analyst for Morgan Stanley and other investment banks, from 1976 until 1985. He was a member of the Institutional Investor All-American Team for the chemical industry for nine years. He has been an advisor to the MSCP funds on numerous chemical opportunities. Mr. Derbes is a member of Class II of the board of directors.

        Michael C. Hoffman.    Mr. Hoffman has been a director since January 2006. He is a Managing Director of Metalmark Capital LLC. He joined Morgan Stanley & Co. Incorporated in 1986 and worked in the firm's Strategic Planning Group prior to joining Morgan Stanley Capital Partners in 1990. Mr. Hoffman is a Director of American Color Graphics, Inc. and EnerSys. Previously, Mr. Hoffman was a director of the Company from 2003 until 2005. Mr. Hoffman is a member of Class II of the board of directors.

        Leigh J. Abramson.    Mr. Abramson has been a director since May 2003. He is a Managing Director of Metalmark Capital LLC. He joined Morgan Stanley in 1990 and Morgan Stanley Capital Partners in 1992. Mr. Abramson is a director of Aqua Management, Concert Capital, CP Power and SynQor. Mr. Abramson is a member of Class III of the board of directors.

        Wayne D. Kuhn.    Mr. Kuhn has been a director since May 2003. He has been a partner in Sorgenti Investment Partners since 1997, a chemical expertise group that explores investment opportunities in the chemical industry. He spent 30 years at Arco and was instrumental in developing Arco's position as the world's largest manufacturer of MTBE, a gasoline additive. He retired as Vice President of Arco where he was in charge of $3.0 billion worldwide business which included Arco's commodity chemicals for the urethane industry as well as specialty chemicals. Mr. Kuhn is a member of Class III of the board of directors.

    Board Committees

        In May 2006, we established an audit committee, a compensation committee and a nominating and governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our certificate of incorporation and bylaws.

        Audit Committee.    We have an audit committee that is comprised of three directors (Messrs. Hakimi (Chair), Hoffman and Derbes), at least one of whom (Mr. Hakimi) is "independent" as defined under the federal securities laws and the NYSE rules. Within one year of our initial public offering, the committee will be fully independent. Each member of the audit committee is designated as the "audit committee financial expert," as defined by Item 401(h) of Regulation S-K of the Exchange Act. The principal duties of the audit committee are as follows:

  •
  to recommend to our board of directors the independent auditor to audit our annual financial statements;

  •
  to approve the overall scope of and oversee the annual audit;

  •
  to assist the board in monitoring the integrity of our financial statements, the independent auditor's qualifications and independence, the performance of the independent auditor and our internal audit function and our compliance with legal and regulatory requirements;

  •
  to discuss the annual audited financial and quarterly statements with management and the independent auditor;

  •
  to discuss policies with respect to risk assessment and risk management; and

  •
  to review with the independent auditor any audit problems or difficulties and management's responses.

        Nominating and Corporate Governance Committee.    We have a nominating and corporate governance committee that includes Mr. Leigh Abramson (Chair) and Mr. Wayne Kuhn. The principal duties of the nominating and corporate governance committee are as follows:

  •
  to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

  •
  to make recommendations to the board of directors regarding corporate governance matters and practices.

        Compensation Committee.    We have a compensation committee that includes Mr. Wayne Kuhn (Chair) and Mr. Leigh Abramson. The compensation committee will be comprised entirely of independent directors within one year of our initial public offering. The compensation committee will administer our stock plans and incentive compensation plans, including our 2003 stock incentive plan. In addition, the compensation committee will be responsible for making recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers and for establishing compensation and employee benefit programs.

        Our board of directors will adopt a written charter for the audit committee, nominating and corporate governance committee and compensation committee, each of which will be available on our website.

Director Compensation

        Directors who are our employees do not receive any fees for their service as directors. Effective as of January 1, 2006, we adopted the following non-employee director compensation program. Under this program, our non-employee directors receive an annual retainer of $35,000 and $1,500 for each Board meeting attended, $750 for each telephonic Board meeting and $750 for each committee meeting attended. The Chairman of our Board receives an additional annual retainer of $65,000, the chair of our audit committee receives an additional annual retainer of $10,000 and the chair of each of our other committees receives an additional annual retainer of $5,000. Non-employee directors are reimbursed for reasonable expenses incurred in connection with their service as directors.

        Each non-employee director is granted annually restricted shares having a fair market value on the date of grant of $25,000. Beginning in 2007, this award will be made at the first regularly scheduled Board meeting after our annual meeting of shareholders. In addition, each newly appointed or elected non-employee director will receive a one-time restricted share grant with a fair market value on the date of grant of $75,000. This award will be granted as soon as practicable after appointment or election, as applicable. All restricted share grants will be subject to a three-year vesting schedule.

        At the time of the MSCP funds' acquisition of our Company, one of the MSCP funds entered into certain consulting agreements with each of Richard A. Derbes, Wayne D. Kuhn and Bobby L. Latham. Under these agreements, each of these directors agreed to serve as one of our directors and to provide consulting services to the Company, as reasonably requested by such MSCP fund. The agreements had one year terms, which automatically renewed, unless either party provided 30 days written notice prior to the end of the term. In addition to receiving a fee for his service, each of the directors was reimbursed for reasonable expenses incurred in connection with his service to us. Upon certain terminations of service, each director agreed not to compete with us, or solicit certain of our employees and customers, during the one-year period following termination.

        On April 30, 2004 the MSCP fund assigned its rights and obligations under these consulting agreements to us and therefore we were obligated to pay Messrs. Derbes, Kuhn and Latham under these agreements. The quarterly installment monitoring fees are $2,500, $25,000 and $50,000 respectively. Since September 2004, Mr. Derbes received compensation for his services as a director only. The consulting agreement for Messrs. Derbes, Kuhn and Latham were terminated as of December 31, 2005 and superseded by the non-employee director compensation program described above.

        In exchange for providing professional expertise, services, consulting or advice in accordance with an agreement entered into with one of the MSCP funds prior to the MSCP funds' acquisition of our Company, Messrs. Derbes, Kuhn and Latham received Class B units in Aventine Holdings LLC. Class B Units have no voting rights, participate in distributions only after a specified threshold is met, and are subject to certain additional limitations.

Director Ownership Policies

        Effective January 1, 2006, we adopted a director ownership policy. Under this policy, each non-employee director is required to hold 5,000 shares of our common stock. Each non-employee director will have a period of five years to reach this ownership requirement. Non-employee directors generally may not sell any shares received upon the vesting of restricted stock granted to them until the ownership requirement is met.

    The MSCP Funds and Metalmark Capital LLC

        Through their ownership of our parent Company, Aventine Holdings LLC, the MSCP funds beneficially own approximately 39.6% of our outstanding common stock. After giving effect to this offering, the MSCP funds will continue to beneficially own approximately 30.7% of our outstanding common stock (30.0% if the underwriter's over-allotment option is exercised in full.) See "Principal and Selling Stockholders." Investment funds managed by Morgan Stanley Capital Partners have invested over $7.0 billion of equity capital across a broad range of industries during their 20-year history. In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the existing MSCP funds on a sub-advisory basis. As a result, Metalmark may be deemed to control our management and policies. Metalmark is expected to make new private equity investments across a broad range of industries, including its focus sectors of healthcare, energy and natural resources, financial services and industrials. Neither the MSCP funds nor Metalmark have any obligations with respect to the common stock nor any obligation to provide us with any financial support.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth information concerning the compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers, measured by base salary and annual bonus during the fiscal year ended December 31, 2005. We refer to these employees as our "named executive officers."

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position(1)	Salary($)	Bonus($)	Other Annual Compensation($)	Securities Underlying Options/SARs(#)	All Other Compensation($)(2)
Ronald H. Miller
President & CEO	$253,847	$157,500	—	433,344	$1,818,516
William J. Brennan(3)
Chief Accounting and Compliance Officer	$164,712	$66,856	—	—	$14,232
Jerry L. Weiland
Vice President—Operations	$153,350	$63,499	—	41,885	$160,480
James M. Redding
Vice President—Business Development	$150,177	$63,199	—	—	$512,522
Roger E. Bushue
Vice President—Business Resources & Administration	$135,989	$53,653	—	—	$281,907

(1)
This table does not include Ajay Sabherwal, our current Chief Financial Officer, who began serving in such position on November 14, 2005. His annual base salary is $225,000.

(2)
This column includes: (a) company contributions to the Aventine Renewable Energy, Inc. 401(k) Plan for Salaried Employees (Mr. Miller, $12,600; Mr. Brennan, $11,645; Mr. Weiland, $12,600; Mr. Redding, $12,600; and Mr. Bushue, $11,044); (b) Company profit sharing contribution under the company's profit sharing plan (Mr. Miller, $15,750; Mr. Brennan, $2,587; Mr. Weiland, $9,878; Mr. Redding, $9,831; and Mr. Bushue, $8,346); and (c) payments made to compensate non-union employees for the loss of participation in a prior defined benefit pension plan (Mr. Miller, $2,550; Mr. Weiland, $1,180; Mr. Redding, $2,010; and Mr. Bushue, $2,610); and (d) payments made for a special management bonus to management option holders (Mr. Miller, $1,787,616; Mr. Weiland, $136,822; Mr. Redding, $488,081; and Mr. Bushue, $259,907).

(3)
Mr. Brennan became our Chief Financial Officer in October 2004 and served in such position until November 13, 2005, when he assumed the responsibility of Chief Accounting and Compliance Officer.

Stock Option Plans

STOCK OPTION/SAR GRANTS IN LAST FISCAL YEAR

        This table contains information about stock options granted during fiscal year 2005 to our named executive officers. No stock appreciation rights were granted to our named executive officers in 2005.

Individual Grants(1)					Potential Realizable Value Assumed Annual Rates Of Stock Price Appreciation For Option Term(2)
Name	Number of Securities Underlying Option/SARs Granted(#)	Percent Of Total Option/s SARs Granted To Employees In Fiscal Year	Exercise Of Base Price (S/SH)	Expiration Date	5%($)	10%($)
Ronald H. Miller
President & CEO	433,344	34.1%	$2.92	09/06/15	$795,111	$2,014,969
William J. Brennan
Chief Accounting and Compliance Officer	—	—	—	—	—	—
Jerry L. Weiland
Vice President—Operations	41,885	3.3%	$2.67	06/30/15	$70,310	$178,180
James M. Redding
Vice President—Business Development	—	—	—	—	—	—
Roger E. Bushue
Vice President—Business Resources & Administration	—	—	—	—	—	—

(1)
Options to purchase common stock were granted on June 30, 2005 and September 6, 2005 under the Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan. Options granted vest in equal installments on each of the first five anniversaries of the grant date for Mr. Miller, and vest in full on the third anniversary of the grant date for Mr. Weiland.

(2)
Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the per share price of our common stock on the date of grant, (b) assuming the aggregate stock value derived from the calculation compounds at the annual 5% or 10% rate shown in the table for the entire option and (c) subtracting from the result the aggregate option exercise price. The 5% and 10% annual rate of appreciation are mandated by the rules of the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of our common stock.

AGGREGATED OPTION AND SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

        This table contains information related to options to purchase shares of our common stock exercised during 2005 by our named executive officers and the number and value of options to purchase common stock held by our named executive officers at December 31, 2005.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs At Fiscal Year-End (#) Exercisable/unexerciseable	Value of Unexercised In-the-Money Options/SARs At Fiscal Year-End ($) Exercisable/unexerciseable
Ronald H. Miller
President & CEO	227,670	$2,700,166	153,480/1,005,067	$1,819,909/10,754,106
William J. Brennan
Chief Accounting and Compliance Officer	31,081	299,894	20,952/208,134	$203,887/2,025,382
Jerry L. Weiland
Vice President—Operations	49,717	589,644	33,515/125,386	$397,408/1,295,644
James M. Redding
Vice President—Business Development	62,162	737,241	41,904/156,101	$496,882/1,850,987
Roger E. Bushue
Vice President—Business Resources & Administration	33,101	392,578	22,315/83,125	$264,603/985,665

  Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan

        The Aventine Renewable Holdings, Inc. 2003 Stock Incentive Plan (referred to as the "plan") was adopted by our Board on May 30, 2003, and was amended on each of September 6, 2005 and December 12, 2005. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

        Eligibility.    Officers, directors and employees of, or consultants to, Aventine and its subsidiaries are eligible to receive awards under the plan.

        Types of Awards.    The plan provides for the grant of options to purchase our common stock, shares of restricted stock, restricted stock units and other equity based awards. Options granted under the plan may either be incentive stock options or non-qualified stock options.

        Administration.    The plan is administered by our Board, or the compensation committee of our Board (either is referred to as the "committee"). The committee has the power, in its discretion, to select participants to participate in the plan, to grant awards under the plan, to determine the terms of these awards, to interpret the provisions of the plan, to cancel and regrant, accelerate the vesting or otherwise adjust the exercise price of an award, and to make all determinations deemed necessary or advisable for the administration of the plan. To the extent permitted by law, the committee may delegate its authority to one or more designated individuals or to other committees of our Board.

        Shares Subject to the Plan.    The maximum number of shares that may be delivered to participants under the plan is 5,001,172 shares of our common stock, subject to adjustment in the event of certain corporate events. As of December 31, 2005, options with respect to 2,918,745 shares have been granted and remain outstanding. Following the completion of this offering, no "covered employee" (as defined under Section 162(m) of the Internal Revenue Code) will be able to receive stock option or stock appreciation right grants with respect to more than 750,000 shares of our common stock in any calendar year. Shares subject to an award under the plan that are not delivered to a participant as a result of the award being cancelled, forfeited or settled in cash, or because such shares are used to satisfy tax withholding obligations or the payment of the exercise price of such award, will be available for future grants. Any shares covered by substitute awards will not be considered outstanding for purposes of the maximum number of shares.

        Adjustments.    In the event that the committee determines that any corporate transaction or distribution affects our shares of common stock such that an adjustment is determined by the committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan, the committee may make adjustments in the number of shares subject to awards and the exercise prices or other terms of such awards, or if it deems it appropriate, may provide for a cash payment to a holder of an award in exchange for such award.

        Exercise Price; Vesting of Options.    The exercise price of each option granted under the plan will be the fair market value of a share of our common stock on the date of grant of the option and each option granted under the plan will vest 20% on each anniversary of the grant date, subject to the participant remaining in service on each such date (in all cases, unless otherwise determined by the committee).

        Sale of the Company.    Upon a sale of all or substantially all of our assets or a transaction that results in an entity other than the MSCP funds being the beneficial owner of more than 50% of the voting power of our outstanding voting stock, all unvested awards will become fully vested.

        Repurchase Rights.    We have certain rights to repurchase options, other awards and shares held by a participant in the plan upon any termination of a participant's employment or service with us or our subsidiaries. These repurchase rights terminate upon a sale of the Company, or upon the consummation of this offering, so long as in the latter case the participant is employed or is providing services on such date.

        Cancellation of Awards.    The committee may cause any award granted under the plan to be cancelled in consideration of a cash payment, the amount of which is calculated based on the fair market value of the shares subject to such award on the date of cancellation. This right terminates upon a sale of the Company, or upon the consummation of this offering, so long as in the latter case the participant is employed or is providing services on such date.

        Amendment and Termination.    Our Board may at any time suspend, amend or terminate the plan, provided that no amendment increasing the number of shares for which awards may be granted under the plan or changing the class of employees eligible to participate in the plan will be made without stockholder approval. Unless terminated sooner, the plan shall continue in effect until May 29, 2013.

Incentive Bonus

        Messrs. Miller and Sabherwal, our CEO and CFO respectively, shall be entitled to special bonus payments each in the aggregate amount of $250,000 in the event that we file a mandatory shelf registration statement (as required by the terms of our December 2005 private equity offering) by March 31, 2006 and the mandatory shelf registration statement is declared effective within 210 days after the closing date of the private equity offering. We filed the mandatory shelf registration statement on March 31, 2006. If the mandatory shelf registration statement has not been declared effective within 210 days after the closing date of the private equity offering, the aggregate amount of such special bonus payments to each of the CEO and the CFO shall decrease by $5,000 for each business day we are late in filing.

Acceleration of Vesting of Certain Options

        In order to permit certain members of management to sell in this offering, we accelerated the vesting of options to acquire 71,488 shares of our common stock on June 6, 2006, including options to acquire 54,168 shares held by our Chief Financial Officer, Ajay Sabherwal. Mr. Sabherwal only intends to sell 19,484 of such shares in this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table presents certain information with respect to the beneficial ownership of our shares as of May 31, 2006 assuming that the over-allotment option is not exercised by (a) any person or group who beneficially owns more than five percent of our common stock, (b) each of our directors and named executive officers (c) all directors and executive officers as a group and (d) any other selling stockholders.

	Prior to the Initial Offering				After the Initial Offering
Beneficial Holders	Number of Shares Beneficially Held		Percentage of Beneficial Ownership	Number of Shares Being Offered	Number of Shares Beneficially Held	Percentage of Beneficial Ownership
Aventine Holdings LLC(1)	13,914,982		39.6%	2,081,487	11,833,495	28.3%
Touradji Global Resources Master Fund Limited	3,846,150		10.9%	—	3,846,150	9.1%
American Funds Insurance Asset Allocation	2,000,000		5.7%	—	2,000,000	*
Ronald H. Miller	379,084	(2)	*	100,000	279,084	*
William J. Brennan	20,952	(2)	*	2,531	18,421	*
James M. Redding	93,937	(2)	*	37,621	56,316	*
Jerry L. Weiland	75,131	(2)	*	30,191	44,940	*
Roger E. Bushue	50,023	(2)	*	35,151	14,872	*
Bobby L. Latham	—		—	—	—	—
Farokh S. Hakimi	—		—	—	—	—
Wayne D. Kuhn	—		—	—	—	—
Richard A. Derbes	—		—	—	—	—
Leigh Abramson(3)	—		—	—	—	—
Michael C. Hoffman(3)	—		—	—	—	—
All directors and executive officers as a group (15 persons)	735,823		2.0%	238,045	497,778	*
Other Selling Stockholders(4)
Ajay Sabherwal	54,168	(2)	*	19,848	34,320	*
Other Aventine employees	60,416	(2)	*	43,365	17,051	*
Alexandra Global Master Fund Ltd.(5) c/o Alexandra Investment Management 767 Third Avenue, 6th Floor New York, New York 10017	288,000		*	200,000	88,000	*
Philippe Grelsamer 500 Fifth Avenue, Suite 1940 New York, New York 10110	5,000		*	2,000	3,000	*
LibertyView Funds LP(6) c/o LibertyView Capital Management 111 River Street Hoboken, New Jersey 07030	26,000		*	26,000	—	*
Raytheon Company Combined DB/DC Master Trust(7) c/o DePrince, Race & Zollo, Inc. 250 Park Avenue South, Suite 250 Winter Park, Florida 32789	23,000		*	8,000	15,000	*
Raytheon Company Master Pension Trust(7) c/o DePrince, Race & Zollo, Inc. 250 Park Avenue South, Suite 250 Winter Park, Florida 32789	126,000		*	41,000	85,000	*
Seamark Fund, LP(8) 223 Wilmington West Chester Pike, Suite 115 Chadds Ford, Pennsylvania 19317	21,000		*	21,000	—	*

*
Less than 1%.

(1)
Aventine Holdings LLC acquired the shares it is selling in May 2003 in connection with the acquisition of 100% of the membership interests of our business. The selling stockholders who are Aventine employees acquired the shares they are selling pursuant to the exercise of employee stock options.

(2)
All such shares represent shares underlying options exerciseable within 60 days, except: in the case of Mr. Miller's shares, of which 153,480 represent shares underlying options that are exerciseable within 60 days. Also, in the case of Mr. Miller, excludes 814,492 shares unexerciseable within 60 days of May 31, 2006. In the case of Mr. Brennan, excludes 208,134 shares unexerciseable within 60 days of May 31, 2006. In the case of Mr. Redding, excludes 104,068 shares unexerciseable within 60 days of May 31, 2006. In the case of Mr. Weiland, excludes 83,770 shares unexerciseable within 60 days of May 31, 2006. In the case of Mr. Bushue, excludes 155,417 shares unexerciseable within 60 days of May 31, 2006. In the case of Mr. Sabherwal, excludes 519,176 shares unexerciseable within 60 days of May 31, 2006.

(3)
Messrs. Abramson, Hoffman and Miller disclaim beneficial ownership of the shares owned by Aventine Holdings LLC.

(4)
The selling stockholders other than Aventine Holdings LLC and Aventine employees acquired such shares pursuant to the Company's private placement in December 2005.

(5)
Alexandra Investment Management, LLC, a Delaware limited liability company ("Alexandra"), serves as investment adviser to Alexandra Global Master Fund Ltd. Messrs. Mikhail A. Filimonov and Dimitri Sogoloff are managing members of Alexandra who make investment and voting decisions with respect to our shares stated as beneficially owned by Alexandra Global Master Fund Ltd.

(6)
LibertyView Funds, LP is advised by Neuberger Berman, LLC, which has voting and dispositive power over the shares held by the Fund, which is exercised by Richard A. Meckler.

(7)
John D. Race, the Portfolio Manager at DePrince, Race & Zollo, Inc., makes investment and voting decisions with respect to our shares held by the above Raytheon trusts.

(8)
John D. Fraser and David T. Harrington, managing partners of Seamark Fund, LP make investment and voting decisions with respect to our shares held by Seamark Fund, LP.

        The following table sets forth information with respect to the beneficial ownership of Aventine Holdings LLC as of May 31, 2006 by (a) any person or group who beneficially owns more than five percent of Aventine Holdings LLC, (b) each of our directors and named executive officers and (c) all directors and executive officers as a group. Aventine Holdings LLC has issued two classes of membership interests. Class A Units have voting rights and participate fully in distributions on a pro-rata basis. Class B Units have no voting rights, participate in distributions only after a specified threshold is met, and are subject to certain additional limitations. Since the Class A and Class B units relate only to our parent company, Aventine Holdings LLC, the units outstanding do not affect the number of our shares outstanding.

Name of Beneficial Owner	Number of Class A Units beneficially owned	Percentage of Outstanding Class A Units
MSCP Funds(1)
1585 Broadway New York, New York 10036	41,277	96.2%
Directors:
Bobby L. Latham(2)(3)	600	1.4%
Wayne D. Kuhn(2)	100	*
Richard A. Derbes(2)	0	*
Leigh Abramson(4)	—	—
Michael C. Hoffman(4)	—	—
All directors and executive officers as a group (11 persons)(5)	700	1.6%

*
Represents less than 1.0% of the class.

(1)
Includes Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW Capital Partners IV, LLC and MSDW Capital Partners IV, Inc., which we refer to collectively as the "MSCP funds." In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the MSCP funds on a sub-advisory basis. As a result, Metalmark may be deemed to control our management and policies. Investment and voting decisions with respect to our shares held by Aventine Holdings LLC are made by the investment committee of Metalmark Subadvisor LLC. The members of the investment committee of Metalmark Subadvisor LLC, as set forth in Metalmark Subadvisor LLC's Form ADV filed with the Commission, include: Messrs. Leigh Abramson, Kenneth Clifford, Eric Fry, Howard Hoffen, Michael Hoffman, John Moon, Gregory Myers and Jeffrey Siegal.

(2)
Messrs. Derbes, Latham and Kuhn also hold Class B Units. As described above, Class B Units have no voting rights, participate in distributions only after a specified threshold is met, and are subject to certain additional limitations.

(3)
Represents units held by BLL Energy, LLC of which Bobby L. Latham is the managing director.

(4)
In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the MSCP funds on a sub-advisory basis. Messrs. Abramson and Hoffman are employees of Metalmark. Messrs. Abramson and Hoffman exclude units shown as held by the MSCP funds, as to which they disclaim beneficial ownership.

(5)
See description above for the beneficial ownership of shares of our common stock by members of our management.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    Relationship with Morgan Stanley

        Through their ownership of our parent company, Aventine Holdings LLC, the MSCP funds beneficially own approximately 39.6% of our outstanding common stock. After giving effect to this offering, the MSCP funds will continue to beneficially own approximately 28.3% of our outstanding common stock 26.9% if the underwriter's over-allotment option is exercised in full.) See "Principal and Selling Stockholders." In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the MSCP funds on a sub-advisory basis.

    Aventine Holdings Limited Liability Company Agreement

        The holders of ownership units in our parent company, Aventine Holdings LLC, including the MSCP funds and certain members of our Board, have entered into a limited liability company agreement dated as of May 30, 2003 providing for certain governance matters, restrictions on transfers of such units and preemptive rights.

        The limited liability company agreement provides that the holders of a majority of the outstanding class A units in Aventine Holdings LLC shall appoint the managing member of Aventine Holdings LLC. The managing member is currently the general partner of the MSCP funds; however, the MSCP funds and its investments are managed on a sub-advisory basis by Metalmark Subadvisor LLC, an affiliate of Metalmark. The managing member has general governance authority with respect to the conduct and direction of all activities, including the business and affairs, of Aventine Holdings LLC, including the sole power to exercise any rights and powers held by Aventine Holdings LLC as the majority stockholder in us. This includes the power to elect our directors, to approve the adoption of amendments to our certificate of incorporation and to approve mergers and sales of all or substantially all our assets.

        In addition, the limited liability company agreement provides that no holder of units in Aventine Holdings LLC may directly or indirectly transfer any of its units without the prior written consent of all holders of units or as approved by the managing member of Aventine Holdings LLC in its sole discretion, subject to certain exceptions. The limited liability company agreement also provides for "drag-along" rights allowing the MSCP funds to require each other holder of units to transfer their units in connection with certain change of control transactions involving Aventine Holdings LLC and "tag-along" rights allowing holders of units other than the MSCP funds to participate in certain transfers of class A units by the MSCP funds.

    Aventine Renewable Energy, Inc. Expense Agreement and Monitoring Fee Agreement

        Our indirect 100% owned subsidiary, Aventine Renewable Energy, Inc., agreed, in an agreement dated May 30, 2003, to reimburse the MSCP funds for all of their reasonable out-of-pocket costs, fees and expenses incurred in connection with or related to such stockholder's ownership of shares of our common stock. Although this agreement was not negotiated on an arms' length basis, we believe that the terms are at least as favorable to us as we would expect to negotiate with unrelated third parties. Aventine Renewable Energy, Inc. reimbursed the MSCP funds for expenses of $21,676 in the year ended December 31, 2005.

        Aventine Renewable Energy, Inc., also agreed, in an agreement dated May 30, 2003, to pay one of the MSCP funds a quarterly fee of $125,000 for Board fees and monitoring and related services provided by or on behalf of such fund to Aventine Renewable Energy, Inc. and Aventine Renewable Energy, LLC, our direct, 100% owned subsidiaries. Although this agreement was not negotiated on an arms' length basis, we believe that the terms are at least as favorable to us as we would expect to negotiate with unrelated third parties. On April 30, 2004, this MSCP fund assigned its rights and obligations under the monitoring fee agreement, effective April 1, 2004, to us and therefore Aventine Renewable Energy, Inc. has no further obligation to the MSCP fund under the monitoring fee agreement. Aventine Renewable Energy, Inc. paid $294,571 and $125,000, respectively, to the MSCP fund under this agreement for the year ended December 31, 2003 and the year ended December 31, 2004.

    Consulting Agreements

        At the time of the MSCP funds' acquisition of our company, one of the MSCP funds entered into certain consulting agreements with each of Richard A. Derbes, Wayne D. Kuhn and Bobby L. Latham. Although these agreements were not negotiated on an arms' length basis, we believe that the terms are at least as favorable to us as we would expect to negotiate with unrelated third parties. Under these agreements, each of these directors agreed to serve as one of our directors and to provide consulting services to the Company, as reasonably requested by such MSCP fund. The agreements had one year terms, which automatically renewed, unless either party provided 30 days written notice prior to the end of the term. In addition to receiving a fee for his service, each of the directors was reimbursed for reasonable expenses incurred in connection with his service to us. Upon certain terminations of service, each director agreed not to compete with us, or solicit certain of our employees and customers, during the one-year period following termination.

        On April 30, 2004 the MSCP fund assigned its rights and obligations under these consulting agreements to us and therefore we are obligated to pay Messrs. Derbes, Kuhn and Latham consulting monitoring fees under these agreements. The quarterly installment fees are $2,500, $25,000 and $50,000 respectively. Since September 2004, Mr. Derbes' received compensation for his service as a director only. The consulting agreements for Messrs. Derbes, Kuhn and Latham were terminated as of December 31, 2005 and superseded by the non-employee director compensation program described in the Management section.

        Except for payments pursuant to the consulting agreements, our directors do not receive any additional compensation for their services as a director. We do reimburse directors for reasonable travel expenses incurred in connection with meetings of the Board of Directors.

        In exchange for providing professional expertise, services, consulting or advice in accordance with an agreement entered into with one of the MSCP funds prior to the MSCP funds' acquisition of our Company, Messrs. Derbes, Kuhn and Latham received Class B units in Aventine Holdings LLC. Class B Units have no voting rights, participate in distributions only after a specified threshold is met and are subject to certain additional limitations.

    Special Bonus Payments

        In December 2005, we accelerated the vesting of $3.3 million of bonus awards granted in December 2004 which resulted in a compensation charge of $2.6 million in the quarter ended December 31, 2005. Although our parent, Aventine Holdings LLC was contractually obligated to make such payments, we made such payments directly and caused Aventine Holdings LLC to be released from its obligation. Since Aventine Holdings LLC did not compensate us in any way for being released from its obligation, this transaction was not at least as favorable to us as we would expect to negotiate with an unrelated third party.

    Management Support Services Agreement

        In connection with our private placement of 21,179,025 shares in December 2005, Friedman, Billings, Ramsey & Co., Inc. acted as initial purchaser and as placement agent. For its role as initial purchaser and as placement agent, Friedman, Billings, Ramsey & Co., Inc. received an initial purchaser's discount or placement fee, as applicable, equal to seven percent of the aggregate consideration. Of that amount, one percent of the fee was paid to Metalmark Capital LLC for management support services provided to us in connection with the private placement. Although this agreement was not negotiated on an arms' length basis, we believe that the terms were at least as favorable to us as we would expect to negotiate with unrelated third parties.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

        We have a $60.0 million senior secured asset based revolving credit facility, available on a fully revolving basis with a $20.0 million sublimit for letters of credit, with a syndicate of banks led by JPMorgan Chase Bank as the administrative agent. At December 31, 2005 we had $1.5 million outstanding on the revolver, which bore an interest rate of 7.3% per annum. Although the company paid off all balances on the revolver as of March 31, 2006, if we had incurred any outstanding debt on the revolver at March 31, 2006, the debt would have borne an interest rate of 7.8% per annum. Both of these interest rates reflected U.S. bank's prime rate as of their respective dates. Availability under the revolving credit facility, which was approximately $57.8 million as of March 31, 2006, is subject to a borrowing base consisting of eligible accounts receivable and eligible inventory.

Senior Secured Floating Rate Notes

  General

        On December 17, 2004, we issued $160 million aggregate principal amount of Senior Secured Floating Rate Notes. The notes bear interest payable in cash at a variable rate that is equal to LIBOR plus 6.0% and are due in 2011. The interest rate is reset quarterly beginning on the 15th of March, June, September, and December. The interest rate on the notes for the quarter period ending March 14, 2006 was 10.5%. The interest rate on the notes for the quarter period ending June 14, 2006 is 10.9%. Based upon the 10.9% interest rate in effect as of March 31, 2006, the annualized interest on the senior secured notes approximates $17.5 million, or approximately $4.4 million per quarter. An increase of 1% in the rate of interest on the notes would increase our annualized interest costs by $1.6 million.

    Ranking

        The notes are our senior obligations and are guaranteed by certain of our subsidiaries and secured by the assets of the Pekin facility and the escrow account related to the expansion of the Pekin facility. Except to the extent of the security, the notes rank equally with all of our future senior obligations and senior to our future subordinated indebtedness.

    Optional Redemption

        The notes may be redeemed, in whole or in part, beginning on December 15, 2006, at an initial redemption price of 103.0% of their principal amount, plus accrued interest. The redemption price declines annually to 100.0% by December 15, 2009.

    Change of Control

        Upon the occurrence of a change of control, which is defined in the indenture governing the notes, each holder of the notes has the right to require us to repurchase some or all of such holder's notes at a purchase price in cash equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. This offering will not be a change of control under the notes indenture.

    Covenants

        The indenture governing the notes contains covenants limiting, among other things, our ability and the ability of its restricted subsidiaries to:

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  incur additional indebtedness or issue preferred stock;

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  pay dividends on or make other distributions on or repurchase our capital stock or make other restricted payments;

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  make certain investments;

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  enter into certain types of transactions with affiliates;

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  limit dividends or other payments by our restricted subsidiaries to us or other restricted subsidiaries; or

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  sell certain assets or merge with or into other companies.

Security and Escrow Agreement

        In connection with the issuance of the notes, we entered into a Security and Escrow Agreement dated as of December 17, 2004 among Aventine Renewable Energy Holdings, Inc., JPMorgan Chase Bank, as securities intermediary and escrow agent, and Wells Fargo Bank, N.A. as trustee and collateral agent. Pursuant to the Security and Escrow agreement, the notes and the note guarantees are secured by a first priority lien, subject to permitted liens, on an escrow account into which $62.5 million of the proceeds from our December 17, 2004 offering relating to the old notes were deposited pending application to the construction of the planned expansion of our Illinois facility and all property, plant and equipment constituting our Illinois facility (including the planned expansion as constructed). As of December 31, 2005 there was an aggregate of $60.4 million remaining in the escrow account. In addition, the notes and the note guarantees are secured by a second priority lien, subject to permitted liens, on our existing and future assets that secure our amended revolving credit facility on a first priority basis.

        Our amended revolving credit facility is secured on a first priority basis by:

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  all of each subsidiary guarantor's existing and future property and assets, subject to certain exceptions; and

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  all of the capital stock or other securities of any existing or future domestic subsidiary owned directly by any subsidiary guarantor (other than the capital stock of our Nebraska subsidiary until we obtain the requisite consent from its shareholders or own at least 80% of its outstanding capital stock) and 65% of the capital stock or other securities of foreign subsidiaries owned directly by any subsidiary guarantor, but only to the extent that the inclusion of such capital stock or other securities shall mean that the par value, book value as carried by us, or the market value (whichever is greatest) of any such capital stock or other securities of any subsidiary is not equal to or greater than 20% of the aggregate principal amount of notes outstanding.

        In addition, our obligations under our amended revolving credit facility are secured by a second priority lien on all property, plant and equipment constituting our Illinois facility, but not on the escrow account.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, a significant public market for our common stock may never develop or be sustained. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

        Upon completion of this offering, we expect to have 41,824,216 outstanding shares of common stock, or 42,859,933 shares if the underwriters exercise their over-allotment option in full. All of the shares outstanding other than the shares sold in this offering (a total of 9,058,450 shares, or 10,417,217 shares if the underwriters exercise their over-allotment option in full) will be "restricted securities" within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements. Although we have filed a resale registration statement to permit the holders of the 21,179,025 shares issued in our December 2005 private placement to publicly resell such shares, all of such shares are subject to a 60-day lock-up described below.

Lock-Up Agreements

        From the date the registration statement is declared effective until 180 days thereafter, except as otherwise provided below, we and our executive officers and directors, and our selling stockholders, will agree, without Goldman, Sachs & Co.'s prior written consent, not to:

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  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

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  enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, our executive officers and directors and our stockholders may transfer our securities: (i) pursuant to the exercise of options; (ii) as a bona fide gift or gifts; (iii) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder; (iv) as a distribution to its stockholders, partners or members; (v) as required under any of our benefit plans or our bylaws; (vi) as required by participants in our benefit plans to reimburse or pay Federal income tax and withholding obligations in connection with the vesting of restricted stock grants; and (vii) as collateral for any bona fide loan, so long as in each case the transferee, donee, lender or other recipient agrees to be bound by the same restrictions. Stockholders subject to the lock-up provisions may sell securities acquired in the open market after closing so long as such sale does not trigger any public filing requirement or require any public announcement. During the 180 day restricted period, subject to applicable securities laws and the restrictions contained in our charter, we may transfer our securities: (i) in connection with the exercise of options; (ii) in connection with awards under our benefit plans; and (iii) in connection with the acquisition of or a joint venture with or merger with another company; provided that the recipient of such shares or securities agrees to be bound by the restrictions described above and in the case of clause (iii) that the aggregate number of shares transferred does not exceed 6,273,632. The lock-up agreement will not affect our ability to file the resale shelf registration statement applicable to the shares issued in our December 2005 private placement.

        In addition, under the terms of the registration rights agreement relating to our December 2005 private placement, holders of such shares may not sell, offer to sell, grant options to purchase or otherwise transfer shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock for 60 days following the effectiveness of this registration statement of which this prospectus is a part. In order to enforce the lock-up agreement, we have the right, which we intend to exercise, to suspend the use of the resale shelf registration statement during such 60 day period.

        Upon the expiration of these lock-up agreements, 32,765,766 shares or 32,442,716 shares if the underwriters exercise their over-allotment in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to the restrictions contained therein.

Eligibility of Restricted Shares for Sale in the Public Market

    Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than an affiliate, and who files a Form 144 with respect to this sale, will be entitled to sell within any three month period commencing 90 days after the date of the resale registration statement referred to above a number of shares of common stock that does not exceed the greater of:

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  1.0% of the then outstanding shares of our common stock, or approximately 418,242 shares immediately after this offering; or

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  the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

        Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

    Rule 144(k)

        A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Registration Rights

        In connection with the private placement in December 2005, we entered into registration rights agreements with the initial purchaser, Friedman, Billings, Ramsey & Co., Inc. and our existing stockholders.

        Subject to limited exceptions, under the registration rights agreements, the holders of a majority of the shares of common stock held by these stockholders may request that we register the resale of their common stock under the Securities Act. The registration rights agreement will obligate us to engage in an unlimited number of demand registrations on Form S-3 and not more than three demand registrations on Form S-1, although we will not be obligated to file any registration statement within six months following the registration and sale of securities pursuant to a previous demand under the registration rights agreement. Any underwritten offering effected pursuant to these demand registration rights will be subject to customary underwriters' cutbacks and holdback restrictions on other sales. We must use our reasonable best efforts to cause any demand registration to become effective and must pay all registration expenses.

        The registration rights agreements also grant certain stockholders piggy-back rights on any proposed registration by us pursuant to the Securities Act (whether or not for our own account) that would permit registration of the stockholders' common stock for sale for cash to the public under the Securities Act, subject to proportional underwriter's cutbacks in the case of an underwritten offering. We will also bear the registration expenses of any piggy-back offering.

        Pursuant to a registration rights agreement, we agreed, at our expense, to use our reasonable best efforts to file with the SEC no later than March 31, 2006 a shelf registration statement registering for resale our common stock sold in the private placement in December 2005, plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock split or otherwise. We expect that the shelf registration statement will be declared effective concurrently with the effectiveness of the registration statement of which this prospectus constitutes a part.

        Registration of the sale of these shares of our common stock will facilitate their sale into the market. If, upon expiration of the lock-up period, any of our owners sell a large number of shares, the market price of our common stock could decline.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws and certain provisions of Delaware law.

        Our authorized capital stock consists of 185,000,000 shares of common stock and 50,000,000 shares of preferred stock. Upon completion of this offering, we expect to have 41,824,216 shares of our common stock issued and outstanding, assuming the underwriters do not exercise their over-allotment option.

    Voting

        The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have any right to cumulate votes in the election of directors.

    Dividends

        Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as our board of directors may declare out of funds legally available.

    Liquidation rights

        In the event of any liquidation, dissolution or winding-up of our affairs, after payment of all of our debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of our preferred stock, the holders of our common stock will be entitled to receive the distribution of any of our remaining assets.

    Other matters

        Holders of our common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. The shares of our common stock to be sold in this offering when issued and paid for will be validly issued, fully paid and non-assessable.

    Preferred Stock

        We are authorized to issue up to 50,000,000 shares of preferred stock. Our amended and restated certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.

    Certain Provisions

        Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for our common stock.

    Classified board of directors

        Our amended and restated certificate of incorporation provides for a board of directors divided into three classes (Class I, II, and III), with one class to be elected each year to serve for a three-year term provided that directors initially designated as Class I, Class II or Class III directors shall serve for a term ending on the date of the 2006, 2007 or 2008 annual meeting, respectively. The provision for a classified board will have the effect of making it more difficult for stockholders to change the composition of our board. Messrs. Hakimi and Latham are members of Class I. Messrs. Derbes and Hoffman are members of Class II and Messrs. Abramson, Kuhn and Miller are members of Class III.

    Number of directors; removal for cause; filling vacancies

        Our bylaws provide that our board of directors will consist of not less than three nor more than eleven members, the exact number of which will be fixed from time to time by our board. Upon completion of this offering, the size of our board will be fixed at eight directors. We intend to appoint two independent directors within 180 days of the closing of this offering.

        Under the General Corporation Law of the State of Delaware, or the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may not be removed from office by the stockholders except for cause and only by the affirmative vote of the holders of not less than 85.0% of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors. Our amended and restated certificate of incorporation and bylaws also provide that any newly created directorships on our board may only be filled by a majority of the board then in office. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall have the effect of shortening the term of any incumbent director.

        The director removal and vacancy provisions will make it more difficult for a stockholder to remove incumbent directors and simultaneously gain control of the board by filling vacancies created by such removal with its own nominees.

    Special meetings of stockholders

        Our amended and restated certificate of incorporation and bylaws deny stockholders the right to call a special meeting of stockholders. Our amended and restated certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by our board of directors or the chairman of our board.

    Stockholder action by written consent

        Our amended and restated certificate of incorporation permits all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting to be taken by unanimous written consent of the holders of the outstanding capital stock of the Company without a meeting or by such lesser amount if so determined by the board of directors.

    Stockholder proposals

        At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the board (or any duly authorized committee of the board) or properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must:

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  be a stockholder of record on the date of the giving of the notice for the meeting;

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  be entitled to vote at the meeting; and

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  have given timely written notice of the business in proper written form to our secretary.

        To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

        To be in proper written form, a stockholder's notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

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  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

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  the name and address, as they appear on our books, of the stockholder proposing such business;

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  the class or series and number of our shares which are owned beneficially or of record by the stockholder proposing the business; and

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  a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in the business.

        Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the board of directors or the Chairman of our board.

    Nomination of candidates for election to our board

        Under our bylaws, only persons who are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders or any special meeting called for the purpose of electing directors by or at the direction of our board (or any duly authorized committee of the board) or properly nominated by a stockholder. To properly nominate a director, a stockholder must:

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  be a stockholder of record on the date of the giving of the notice for the meeting;

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  be entitled to vote at the meeting; and

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  have given timely written notice in proper written form to our secretary.

        To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not later than the following dates:

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  with respect to an election to be held at an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the last annual meeting, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs, and

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  with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth day following the date on which such notice is first given to stockholders.

        To be in proper written form, a stockholder's notice to the secretary must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected and must set forth:

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  as to each person whom the stockholder proposes to nominate for election as a director:

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  the name, age, business address and residence address of the person;

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  the principal occupation or employment of the person;

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  the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and

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  any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder.

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  as to the stockholder giving the notice:

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  the name and record address of such stockholder;

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  the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder; and

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  a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder.

    Amendment of certificate of incorporation and bylaws

        Our amended and restated certificate of incorporation generally requires the approval of the holders of at least 85% of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors to amend certain provisions of our certificate of incorporation described in this section. Our amended and restated certificate of incorporation and bylaws provide that the holders of at least 85% of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors have the power to amend or repeal our bylaws. In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Stockholder Rights Plan

        We adopted a stockholder rights plan prior to the consummation of our private offering of 21,179,025 shares in December 2005 and paid to all of our existing stockholders a dividend of one preferred share purchase right for each share of our common stock outstanding prior to the offering. In addition, each share of common stock issued in the private offering or issued thereafter will be issued with an accompanying preferred share purchase right. Each right will entitle the holder, under certain circumstances, to purchase from us one one-thousandth of a share of our Series A Participating Cumulative Preferred Stock, par value $0.001 per share, at an initial purchase price of $60.00 per one one-thousandth of a share of Series A Participating Cumulative Preferred Stock.

        We may exchange the rights at a ratio of one share of common stock for each right at any time after a person or group acquires beneficial ownership of 20.0% or more of our common stock but before such person or group acquires beneficial ownership of 50.0% or more of our common stock. We may also redeem the rights at our option at a price of $0.001 per right at any time before a person or group has acquired beneficial ownership of 20.0% or more of our common stock. The rights will expire on November 30, 2015, unless earlier exchanged or redeemed.

        Each share of Series A Participating Cumulative Preferred Stock that is purchased upon exercise of a right entitles the holder to receive an aggregate quarterly dividend payment of $1.00 or 1,000 times the cash and non-cash dividends declared per share of common stock, whichever is greater. In addition, each share of Series A Participating Cumulative Preferred Stock will have 1,000 votes and vote together with our common stock. Upon liquidation, holders of Series A Participating Cumulative Preferred Stock will be entitled to receive a per share payment of $1.00 or an amount equal to 1,000 times the payment made on one share of our common stock, whichever is greater.

        The rights will initially be attached to outstanding certificates representing our common stock, and no separate certificates representing the rights will initially be distributed. The rights will separate from our common stock, be represented by separate certificates and will become exercisable upon the earlier of:

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  10 business days following a public announcement that a person or group has acquired beneficial ownership of 20.0% or more of our outstanding common stock; or

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  10 business days (or such later date as our board of directors determines) after a person commences a tender offer or exchange offer if upon completion such person would own 20.0% or more of our outstanding common stock.

        In the event that a person or group becomes the beneficial owner of 20.0% or more of our outstanding common stock, then each right will entitle the holder (other than an acquiring person) to purchase for the purchase price shares of our common stock having a value of twice the purchase price.

        If, following an acquisition of beneficial ownership of 20.0% or more of our common stock, the Company is involved in certain mergers or other business combinations or sells or transfers more than 50.0% of our assets or earning power, each right will entitle the holder (other than an acquiring person) to purchase for the purchase price common stock of the other party to such transaction having a value of twice the purchase price.

        Our board of directors may adjust the purchase price, the number of shares of Series A Participating Cumulative Preferred Stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock or in certain other events. No adjustments to the purchase price of our preferred stock of less than 1% will be made.

        Ownership of our common stock by the exempt persons specified in the stockholder rights plan, including Aventine Holdings LLC and related persons, will not cause the rights to separate or otherwise become exercisable.

        We may amend the stockholder rights plan without the consent of the holders of the rights, except that after a person or group becomes the beneficial owner of 20% or more of our outstanding common stock, our board of directors may not amend the plan in a way that adversely affects holders of the rights. Moreover, prior to a person or group becoming the beneficial owner of 20% or more of our outstanding common stock, any amendment that adversely affects certain persons, including Aventine Holdings LLC and certain affiliated persons thereof, will require the consent of such persons.

        We will provide a copy of the stockholder rights agreement free of charge to any stockholder or potential stockholder who requests a copy from us in writing.

Corporate Opportunity

        Our amended and restated certificate of incorporation provides that our officers and directors, who are also directors, officers, employees or consultants of Metalmark or its affiliates, shall have no duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do and such persons shall not be liable to us or our stockholders for breach of any fiduciary duty by reason of such activities. If any such person named above shall acquire knowledge of a potential transaction or matter that may be a corporate opportunity to us, such person shall have no obligation to communicate such corporate opportunity to us and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such corporate opportunity is not communicated or offered to us. This provision in our amended and restated certificate of incorporation will automatically terminate at such time as Aventine Renewable Energy Holdings, LLC and all persons named above in the aggregate directly or indirectly own less than 5% of our outstanding common stock.

Delaware Law

        As indicated in our amended certificate of incorporation, we have chosen to opt out of the provisions of Section 203 of the DGCL regulating corporate takeovers.

Limitations on Liability and Indemnification of Directors and Officers

        We have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors to the maximum extent permitted by the DGCL. The DGCL expressly permits a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (relating to unlawful stock repurchases, redemptions or other distributions or payment of dividends); or

  •
  for any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under the DGCL and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

        As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

  •
  we must indemnify our board members and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former board members, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

        We may enter into separate indemnification agreements with each of our board members and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our board members and officers against liabilities that may arise by reason of their status or service as board members and officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

        The limited liability and indemnification provisions in our certificate of incorporation and bylaws and in any indemnification agreements we enter into may discourage stockholders from bringing a lawsuit against our board members for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following are the material United States federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "non-U.S. holder", other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5.0% of the Company's common stock. A "non-U.S. holder" is a person or entity that, for United States federal income tax purposes, is a:

  •
  non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

  •
  foreign corporation, or

  •
  foreign estate or trust.

        A "non-U.S. holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for United States federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the United States federal income tax consequences of the sale, exchange or other disposition of common stock.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

        As discussed under "Dividend Policy" above, the Company does not currently expect to pay dividends in the foreseeable future. In the event that the Company does pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30.0% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

        The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular United States income tax as if the non-U.S. holder were a United States resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30.0% (or a lower treaty rate).

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to United States federal income tax on gain realized on a sale or other disposition of common stock unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

  •
  the Company is or has been a United States real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter, and the Company's common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs.

        The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

        Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

        Individual non-U.S. holders and entities the property of which is potentially includible in such an individual's gross estate for United States federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to United States federal estate tax.

UNDERWRITING

        Banc of America Securities LLC, Friedman, Billings, Ramsey & Co., Inc. and Goldman, Sachs & Co. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	2,264,628
Friedman, Billings, Ramsey & Co., Inc.	2,264,626
Goldman, Sachs & Co.	2,264,628
BMO Capital Markets Corp.	754,856
J.P. Morgan Securities Inc.	754,856
UBS Securities LLC	754,856

Total	9,058,450

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

        We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $1.29 per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        We and the selling stockholders estimate that our and their share of total expenses of the offering, excluding underwriting discounts and commission, is $2,500,000. The underwriters have agreed to reimburse us for $1,250,000 of expenses in connection with the offering.

        Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. We have retained J.P. Morgan Securities Inc. to serve as dealer manager for the tender offer for our outstanding $160.0 million aggregate principal amount of senior secured floating rate notes due 2011. In addition, an affiliate of J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. provides cash management services to us, acts as administrative agent and a lender under our revolving credit facility and as securities intermediary and escrow agent for the $160.0 million aggregate principal amount of senior secured floating rate notes due 2011 and is a counterparty to an interest rate hedge transaction entered into with us in December 2004 relating to the notes.

        Friedman, Billings, Ramsey & Co., Inc. (FBR) entered into an engagement letter with us in December of 2005, pursuant to which FBR acquired a right of first refusal to participate in future offerings. The right of first refusal applied until the earlier of six months from FBR's engagement, consummation of a private placement or termination of the engagement, and for nine months following the completion of the private placement. The engagement letter is being terminated in connection with this offering.

        Over-Allotment Option.    We and one of the selling stockholders have granted the underwriters an over-allotment option to buy up to 1,035,717 additional shares of our common stock and 323,050 additional shares of common stock, respectively, at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

        Discounts and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$2.15	$2.15	$2.15	$2.15
Total	$13,782,050.40	$16,008,841.95	$5,693,617.10	$6,388,174.60

        Listing.    Our common stock has been approved for listing on the New York Stock Exchange under the symbol "AVR." In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or in the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' overallotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares of our common stock in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate member or other dealers participating in the offering the commissions and selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock.

        Discretionary Accounts.    The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

        IPO Pricing.    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. The factors to be considered in these negotiations are:

  •
  the history of, and prospects for, our Company and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable United States securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  the trading price of our common shares in PORTAL.

        The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        Lock-up Agreements.    We, our directors and executive officers and our stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our directors, officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Goldman, Sachs & Co. The 180-day restricted period described above will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. The lock-up agreement will not affect our ability to file the resale shelf registration statement applicable to the shares issued in our December 2005 private placement.

        Each of the underwriters has represented and agreed that:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        Directed Share Program.    At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors, business associates and/or other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Banc of America Investment Services, Inc. We do not know if our employees, directors, families of employees and directors, business associates and/or other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for Aventine Renewable Energy Holdings, Inc. by Davis Polk & Wardwell, New York, New York and for the underwriters by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005, for the period from May 31, 2003 through December 31, 2003, and for the predecessor period from January 1, 2003 through May 30, 2003, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

CONSOLIDATED FINANCIAL STATEMENTS

Aventine Renewable Energy Holdings, Inc.
Years Ended December 31, 2005 and 2004, Period From May 31, 2003 to
December 31, 2003, and the Predecessor Period
From January 1, 2003 to May 30, 2003
and
Three Month Period Ended March 31, 2006 (Unaudited)

Aventine Renewable Energy Holdings, Inc.

Consolidated Financial Statements

Years Ended December 31, 2005 and 2004, Period From
May 31, 2003 to December 31, 2003, and the Predecessor Period
From January 1, 2003 to May 30, 2003
and
Three Month Period Ended March 31, 2006 (Unaudited)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Aventine Renewable Energy Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of Aventine Renewable Energy Holdings, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended December 31, 2005 and 2004, the period from May 31, 2003 to December 31, 2003, and the predecessor period from January 1, 2003 to May 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aventine Renewable Energy Holdings, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2005 and 2004, the period from May 31, 2003 to December 31, 2003, and the predecessor period from January 1, 2003 to May 30, 2003, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation effective January 1, 2004.

                              /s/ Ernst & Young LLP

St. Louis, Missouri
March 24, 2006

Aventine Renewable Energy Holdings, Inc.

Consolidated Balance Sheets
(In Thousands)

	December 31
	2004	2005
Assets
Current assets:
Cash and cash equivalents	$7,151	$3,750
Accounts receivable	32,673	46,625
Income tax receivable	—	2,628
Inventories	24,838	54,651
Other current assets	1,713	2,519

Total current assets	66,375	110,173
Property, plant, and equipment:
Land	215	244
Buildings	1,510	1,510
Furniture and fixtures	9	24
Storage tanks	1,898	1,898
Manufacturing and other equipment	21,922	25,346
Construction-in-progress	1,359	18,563

	26,913	47,585
Accumulated depreciation	(2,414)	(4,729)

Property, plant, and equipment, net	24,499	42,856
Deferred tax asset	937	2,375
Investments in marketing alliances	1,000	1,000
Restricted cash for plant expansion	62,500	60,362
Other assets	8,287	7,586

Total assets	$163,598	$224,352

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$24,812	$51,528
Accrued payroll and benefits	3,687	4,104
Credit agreement borrowings	12,791	1,514
Other current liabilities	2,303	3,149

Total current liabilities	43,593	60,295
Minority interest	8,861	8,675
Senior secured floating rate notes	160,000	160,000
Deferred tax liability	5,142	9,078
Other long-term liabilities	2,583	6,958
Stockholders' equity (deficit):
Preferred stock 50,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $0.001 per share, 185,000 shares authorized, 34,684 and 35,145 shares issued and outstanding at December 31, 2004 and 2005, respectively, net of 21,179 shares held in treasury in 2005	—	—
Additional paid-in capital	—	4,226
Retained earnings (deficit)	(56,195)	(24,013)
Accumulated other comprehensive loss	(386)	(867)

Total stockholders' equity (deficit)	(56,581)	(20,654)

Total liabilities and stockholders' equity (deficit)	$163,598	$224,352

See accompanying notes.

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Operations
(In Thousands, Except Per Share Data)

	Predecessor
	Period From January 1 to May 30, 2003	Period From May 31 to December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Sales	$271,379	$404,389	$858,876	$935,468
Cost of sales	(270,242)	(375,042)	(793,070)	(848,053)

Gross profit	1,137	29,347	65,806	87,415
Selling, general, and administrative expenses	(6,278)	(6,986)	(16,236)	(22,500)
Other income (expense)	(210)	161	3,196	989

Operating income (loss)	(5,351)	22,522	52,766	65,904
Interest income	3	4	19	2,218
Interest expense	(4,226)	(419)	(2,035)	(16,510)
Minority interest	378	(1,025)	(2,148)	(2,404)
Other nonoperating income (loss)	1,024	(2,560)	(924)	1,781

Income (loss) before income taxes	(8,172)	18,522	47,678	50,989
Income tax benefit (expense)	3,269	(7,473)	(18,433)	(18,807)

Net income (loss)	$(4,903)	$11,049	$29,245	$32,182

Basic earnings per common share		$0.32	$0.84	$0.93
Diluted earnings per common share		$0.32	$0.82	$0.89
Average number of shares outstanding—basic		34,643	34,684	34,686
Average number of shares outstanding—diluted		34,643	35,768	36,052

See accompanying notes.

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
(In Thousands)

	Net Investment in Division	Accumulated Other Comprehensive Income (Loss)	Total
Predecessor
Balance at January 1, 2003	$21,274	$(1,363)	$19,911
Comprehensive loss:
Net loss	(4,903)	—	(4,903)
Other comprehensive income	—	118	118

Comprehensive loss			(4,785)

Balance at May 30, 2003	$16,371	$(1,245)	$15,126

	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Successor
Balance at May 31, 2003	34,635	$—	$43,000	$—	$—	$43,000
Issuance of common stock	8	—	10	—	—	10
Comprehensive income:
Net income	—	—	—	11,049	—	11,049
Minimum pension liability adjustment net of tax of $182	—	—	—	—	(274)	(274)

Comprehensive income						10,775

Balance at December 31, 2003	34,643	—	43,010	11,049	(274)	53,785
Capital contribution	—	—	2,343	—	—	2,343
Issuance of common stock	41	—	50	—	—	50
Distributions to stockholders	—	—	(45,511)	(96,489)	—	(142,000)
Stock compensation	—	—	108	—	—	108
Comprehensive income:
Net income	—	—	—	29,245	—	29,245
Minimum pension liability adjustment net of tax of $76	—	—	—	—	(112)	(112)

Comprehensive income						29,133

Balance at December 31, 2004	34,684	—	—	(56,195)	(386)	(56,581)
Proceeds from common stock offering	21,179	21	256,033	—	—	256,054
Repurchase of common stock for the treasury	(21,179)	(21)	(256,033)	—	—	(256,054)
Tax benefit of stock option exercises	—	—	2,122	—	—	2,122
Stock option exercises	461	—	173	—	—	173
Stock compensation	—	—	1,931	—	—	1,931
Comprehensive income:
Net income	—	—	—	32,182	—	32,182
Minimum pension liability adjustment net of tax of $320	—	—	—	—	(481)	(481)

Comprehensive income						31,701

Balance at December 31, 2005	35,145	$—	$4,226	$(24,013)	$(867)	$(20,654)

See accompanying notes.

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Cash Flows
(In Thousands)

	Predecessor
		Period From May 31 to December 31, 2003
	Period From January 1 to May 30, 2003		Year Ended December 31, 2004	Year Ended December 31, 2005
Operating activities
Net income (loss)	$(4,903)	$11,049	$29,245	$32,182
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,950	1,069	2,135	3,623
Deferred income taxes	(3,925)	257	4,836	2,589
Stock compensation expense	—	—	108	1,931
Loss (gain) on disposal of fixed assets	842	—	—	(3)
Minority interest	(378)	1,024	2,148	2,404
Mark to market of derivative contracts	(793)	1,652	(857)	(898)
Tax benefit of stock option exercises	—	—	—	2,122
Changes in operating assets and liabilities:
Receivables	7,921	(10,726)	11,484	(16,580)
Inventories	6,816	8,734	5,494	(29,813)
Accounts payable	(8,274)	12,380	(4,498)	26,716
Accrued expenses	(1,397)	(2,419)	171	417
Proceeds from marketing commission buydown	—	—	—	3,000
Other, net	2,387	(1,189)	(693)	1,137

Net cash provided by operating activities	1,246	21,831	49,573	28,827
Investing activities
Purchase of property and equipment, net	(1,786)	(2,952)	(4,653)	(20,672)
Investment in marketing alliance	—	(500)	(500)	—
Proceeds from the sale of property and equipment	—	35	—	—
Increase in restricted cash for plant expansion	—	—	(62,500)	(1,971)
Use of restricted cash for plant expansion	—	—	—	4,109

Net cash used in investing activities	(1,786)	(3,417)	(67,653)	(18,534)
Financing activities
Net borrowings (repayments) under credit agreement	—	(13,609)	8,869	(11,277)
Distribution to shareholders	—	—	(142,000)	—
Proceeds from issuance of senior secured notes	—	—	160,000	—
Payment of debt issuance costs	—	—	(6,841)	—
Capital contribution from Aventine Renewable Energy Holdings, LLC	—	—	2,343	—
Net borrowings from parent	698	—	—	—
Proceeds from stock option exercises	—	—	—	173
Proceeds from sale of common stock	—	10	—	256,054
Repurchase of common stock	—	—	—	(256,054)
Distributions to minority stockholders	(34)	(52)	(2,470)	(2,590)

Net cash (used in) provided by financing activities	664	(13,651)	19,901	(13,694)

Net increase (decrease) in cash and cash equivalents	124	4,763	1,821	(3,401)
Cash and cash equivalents, beginning of period	415	567	5,330	7,151

Cash and cash equivalents, end of period	$539	$5,330	$7,151	$3,750

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$419	$846	$15,046

Cash paid for income taxes	$—	$6,156	$13,660	$16,913

See accompanying notes.

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements

(In Thousands, Except Per Share Data)

December 31, 2005

1.  Organization and Presentation

        On May 30, 2003, CP RS Holdings purchased 100% of the membership interests of Williams Bio-Energy LLC, a subsidiary of The Williams Companies, Inc. (Williams). Immediately following the purchase, CP RS Holdings was renamed Aventine Renewable Energy Holdings, Inc., and Williams Bio-Energy LLC was renamed Aventine Renewable Energy, LLC. The acquisition has been accounted for as a purchase business combination, and accordingly, purchase accounting adjustments have been reflected in these financial statements subsequent to May 31, 2003. The financial statements for the period from January 1, 2003 to May 30, 2003, were prepared using the Williams Bio- Energy LLC historical basis of accounting and are designated as "Predecessor," because they are not comparable to the operating and cash flow results of Aventine Renewable Energy Holdings, Inc. subsequent to the acquisition.

        The consolidated financial statements include the accounts of Aventine Renewable Energy Holdings, Inc. (Aventine or the Company), its 100% owned subsidiary, Aventine Renewable Energy, LLC (LLC), those of LLC's 100% owned subsidiary, Aventine Renewable Energy, Inc. (Pekin), and LLC's 78.42% owned subsidiary, Nebraska Energy, L.L.C. (Nebraska Energy). The Company has no operations of its own other than its investment in LLC. LLC and Pekin are guarantors of the senior secured floating rate notes (see Note 14).

        The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, pursuant to which the purchase price was preliminarily allocated among the assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition. In 2004, the preliminary purchase allocation was finalized for resolution of disputed working capital amounts between the buyer and seller of $854, adjustments to contingencies of $(116), working capital adjustments of $(123), and a more specific purchase price allocation to property, plant, and equipment and the related deferred income taxes.

        The purchase consideration was structured as a fixed payment of $75,000, adjusted for changes in working capital and transaction costs. The purchase price and the allocation of net assets acquired are as follows:

Cash	$567
Accounts receivable	33,431
Inventory	37,695
Other current assets	3,654
Property, plant, and equipment	26,675
Accounts payable	(16,930)
Accrued payroll and benefits	(1,012)
Other current liabilities	(8,473)
Pension/postretirement liabilities	(1,377)
Minority interest	(8,207)

Total purchase price	$66,023

        The excess of the fair value of the acquired net assets over the purchase price was allocated to reduce the carrying values of investments in marketing alliances and net book value of property, plant, and equipment, as follows:

Investment in marketing alliances	$5,550
Land	1,659
Buildings	9,088
Furniture and fixtures	69
Storage tanks	15,950
Manufacturing equipment	127,628

Total	$159,944

        On December 17, 2004, Aventine completed the offering of $160,000 of senior secured floating rate notes (see Note 14). The net proceeds, along with an additional $15,500 borrowed on the revolving credit facility, were used to fund $62,500 into an escrow account for plant expansion at the Pekin facility and to pay a $107,000 distribution. The distribution together with a $35,000 distribution paid on April 13, 2004, resulted in the retained deficit on the accompanying consolidated balance sheet.

        On December 23, 2005, the Company completed an equity offering of 21,179 shares of common stock pursuant to Rule 144a of the Securities Act. All of the net proceeds of the offering were used to repurchase an equal number of shares from existing shareholders. The repurchase of the shares is reflected as a treasury stock transaction in the accompanying consolidated financial statements. The shares sold are subject to a registration rights agreement where the Company agreed, at its expense, to use reasonable efforts to file a shelf registration statement registering for resale the shares sold in the offering. In connection with the offering, the Company authorized a 805.47131 for 1 stock split. All share data presented is adjusted to reflect the stock split.

2.  Description of Business

        Aventine is engaged in the production and marketing of ethanol. Aventine owns and operates two ethanol plants, one in Nebraska (partially owned) and one in Illinois for the distillation and production of fuel-grade ethanol. In addition to marketing its own ethanol production, Aventine currently markets 100% of the ethanol output from three plants in which it holds an investment and nine additional third-party plants.

        Aventine sells ethanol to customers nationally, though most sales occur in the Midwest, Gulf Coast, East Coast, and West Coast regions of the United States. Customers mix the ethanol with gasoline for use as a motor fuel. The distillation and production process also produces various coproducts. Coproducts, mainly nutritional animal feed ingredients, are marketed directly to livestock farms or sold to livestock feed and food-processing companies in the United States or the European Union.

        The market for Aventine's ethanol product is affected by the federal government's excise tax incentive program scheduled to expire December 31, 2010. Under this program, gasoline distributors that blend gasoline with ethanol receive a federal excise tax rate reduction for each blended gallon, resulting in an indirect pricing incentive to ethanol. The tax rate reduction for 2003 and 2004 was $0.52 per gallon of ethanol. The tax rate reduction decreased to $0.51 in 2005.

        The market for Aventine's product is also affected through federal regulation by the U.S. Environmental Protection Agency under the Clean Air Act and the Reformulated Gasoline Program as well as the Renewable Fuels Standard of the Energy Policy Act of 2005. The U.S. Department of Agriculture Commodity Credit Corporation's Bio-Energy Program provides a two-year cash incentive for ethanol producers that increase grain consumption in order to increase fuel ethanol production. The program provided partial reimbursement for the cost of one bushel of grain for every three and one-half bushels used for increases in fuel ethanol production during 2003, 2004, and 2005. Reimbursements for the predecessor period January 1, 2003 to May 30, 2003, the period from May 31, 2003 to December 31, 2003, and the years ended December 31, 2004 and 2005, were $206, $2,338, $1,976, and $191, respectively. These amounts are included in other income in the statements of operations.

        At December 31, 2005, approximately 59% of the Company's workforce is represented by a collective bargaining agreement. The collective bargaining agreement expires October 31, 2006.

3.  Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include securities with maturities of three months or less when acquired. These investments are carried at cost, which approximates market value.

Accounts Receivable

        Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. An allowance for doubtful accounts is not recognized at the time the revenue which generates the accounts receivable is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and age of past due accounts.

        Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. The allowance for doubtful accounts is $25 at December 31, 2005 and 2004.

Inventory Valuation

        Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory costs include expenditures incurred in bringing inventory to its existing condition and location.

Property, Plant, and Equipment

        In connection with the purchase price allocation described in Note 1, the excess of the fair value of the net current assets over the purchase price was allocated to reduce the carrying value of noncurrent assets including property, plant, and equipment. Newly acquired property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation and amortization are provided on the straight-line basis over the following estimated useful lives:

Buildings	20-45 years
Furniture and fixtures	3-20 years
Storage tanks	25-30 years
Machinery and equipment	5-25 years

        Depreciation expense was $2,950 for the predecessor period from January 1, 2003 to May 30, 2003, $781 for the period from May 31, 2003 to December 31, 2003, and $1,587 and $2,274 for the years ended December 31, 2004 and 2005, respectively.

        In 2005, the Company began construction activities on a new plant addition at its Pekin, Illinois, facility. In conjunction with this construction project, the Company capitalized $41 of interest related to the ongoing funding of the Pekin plant expansion during 2005.

Impairment of Long-Lived Assets

        If the facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If a review indicates that the carrying value of such asset is not recoverable as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of such asset is reduced to its estimated fair value.

Investments in Marketing Alliances

        Aventine maintains investments in three ethanol plants all of which are less than 8.0% of total ownership. In connection with the purchase price allocation described in Note 1, these investments were written down to zero at the acquisition date. The $1,000 of investments recorded on the accompanying consolidated balance sheets represents investments made subsequent to May 30, 2003, and is recorded at cost.

Deferred Debt Issuance Costs

        Deferred debt issuance costs are included in other assets and are amortized over the terms of the respective debt obligation using the interest method.

Income Taxes

        Deferred income taxes are provided on all temporary differences between the financial basis and the tax basis of the Company's assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered. Management's judgment and income tax assumptions are used to determine the levels, if any, of valuation allowances associated with deferred tax assets.

        Prior to the acquisition, the Company was included in the consolidated federal income tax return of Williams. Pursuant to its intercompany tax allocation procedure, Williams paid the Company for the income tax benefit of tax losses generated by the Company.

Derivative Instruments and Hedging Activities

        Aventine accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained.

        In order to reduce risk caused by market fluctuations, the Company enters into corn and natural gas purchases with options, futures contracts, and swap agreements. These contracts are used to fix the purchase price of the Company's anticipated requirements of corn and natural gas in production activities. The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter markets. The fair value of the derivatives is continually subject to change due to changing market conditions. The Company does not formally designate these instruments as hedges and, therefore, marks these instruments to market on a monthly basis. The fair value of the contracts at December 31, 2004 and 2005, is $6 and $0, respectively, and is included in other current assets and liabilities. This derivative activity resulted in $1,024 for the predecessor period January 1, 2003 to May 30, 2003, $(2,560) for the period May 31, 2003 to December 31, 2003, and $(899) and $1,332 for the years ended December 31, 2004 and 2005, respectively, and is included in other nonoperating income (loss) in the consolidated statements of operations.

        SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133.

        During 2004, the Company entered into an interest rate cap agreement to adjust a portion of its long-term notes that are subject to variable interest rates. Under the transaction, the Company will receive payments from the counterparty when LIBOR exceeds 4.0%. This agreement effectively caps the Company's interest rate on $120,000 of the senior secured floating rate notes at 10.0%. The fair value of the instrument at December 31, 2004 and 2005, is $390 and $839 and is included in other current assets in the consolidated balance sheets. The interest rate agreement has not been designated as a hedge. Accordingly, all changes in fair value of the agreement are recorded in earnings as other income or expense in the period of change.

        Other nonoperating income (loss) for this derivative activity was $(25) and $449 for the years ended December 31, 2004 and 2005, respectively.

Segments

        The Company operates in one reportable segment, the manufacture and marketing of fuel-grade ethanol.

Revenue Recognition

        Revenue from sales of products is recognized at the time title and the risks and rewards of ownership pass. This occurs when the products are shipped per the customer's instructions, the sales price is fixed and determinable, and collection is reasonably ensured. Aventine also markets ethanol output from marketing alliances. Because the Company is the primary obligor in the sales arrangement with the customer, these sales and cost of sales are recorded gross in the accompanying statements of operations.

        Shipping and handling and motor fuel tax costs invoiced to customers are included in sales, and the related cost is included in cost of sales.

Unearned Revenue

        During 2005, the Company received $3,000 from an alliance partner to amend the marketing agreement with the alliance partner. The Company recorded this amount as deferred revenue and is recognizing the related revenue over the life of the agreement which extends through August 2012. The unrecognized balance at December 31, 2005, is $2,824 and the portion to be recognized in the next twelve months, $424, is included in other current liabilities with the remainder included in other liabilities on the consolidated balance sheet.

Reclassifications

        Certain amounts in the prior periods' financial statements have been reclassified to conform with the classifications in the current year's financial statements with no effect on previously reported net income.

Stock-Based Compensation

        Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Prior to 2004, the Company accounted for stock options under the recognition and measurement provisions of Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. The pro forma effect on the Company's net income and earnings per share had compensation expense been determined using the fair value method of SFAS No. 123 during the period May 31, 2003 to December 31, 2003, is immaterial.

        Under the modified-prospective method of adoption selected by the Company under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company recognized stock-based compensation cost from the beginning of 2004, as if the fair value- based accounting method in SFAS No. 123 had been used to account for all previously granted employee awards (see Note 10).

New Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will have no impact on the Company's consolidated financial position, result of operations, or cash flows.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which requires companies to measure compensation cost in the income statement for all share-based payments (including employee stock options) at fair value for interim or annual periods. The Company expects to adopt this standard on January 1, 2006, using the prospective transition method and has not yet determined the impact of adoption. Effective January 2004, the Company adopted the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, using the modified-prospective method under the provision of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Under the provisions of SFAS No. 123R, the Company will be unable to use the minimum value method to calculate fair value.

        In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that the term, conditional asset retirement obligation, as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted FIN 47 on December 31, 2005, and the impact of adopting FIN 47 has no impact on the consolidated financial position, results of operations, or cash flows.

        In May, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion

No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 may require restatement of prior period financial statements for certain changes in accounting principles. The retroactive application of a change in accounting principle should be limited to the direct effect of the change. Changes in depreciation, amortization, or depletion methods should be accounted for as a change in accounting estimate. Corrections of accounting errors will be accounted for under the guidance contained in APB Opinion No. 20. The effective date of this new pronouncement is for fiscal years beginning after December 15, 2005, and prospective application is required. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial statements.

        The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

4.  Related Party Transactions

        Prior to the acquisition, the Company obtained certain services from Williams for which it was allocated corporate overhead charges. The corporate overhead charges, which have been included in selling, general, and administrative expenses, for the predecessor period were as follows:

General corporate overhead allocation	$1,045
Information technology services allocation	565
Specific corporate overhead allocation	840

$2,450

        The Company also incurred interest charges on the intercompany notes payable to Williams at an interest rate calculated at the London Interbank Offered Rate (LIBOR) plus a spread based on the outstanding balance. The interest rate averaged 5.8%, and interest expense on the notes was $4,226 for the predecessor period from January 1, 2003 to May 30, 2003.

        As of the acquisition date, Aventine's principal shareholder was Morgan Stanley Capital Partners funds (MSCP funds). Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the MSCP funds on a sub-advisory basis. Monitoring fees paid to the MSCP funds for the period from May 31, 2003 to December 31, 2003, were $295 and for the year ended December 31, 2004, were $131. No fees were paid in 2005.

        At the time of the MSCP funds' acquisition of the Company, one of the MSCP funds entered into certain consulting agreements with each of its three directors. Under these agreements, each of these directors has agreed to serve as one of the Company's directors and to provide consulting services to the Company, as reasonably requested by such MSCP fund. The agreements have two one-year terms, which will automatically renew, unless either party provides 30 days' written notice prior to the end of the term. On April 30, 2004, the MSCP fund assigned its rights and obligations under these consulting agreements to the Company, and therefore, it is obligated to pay the directors under these agreements. Except for payments pursuant to the consulting agreements, the directors do not receive any additional compensation for their services as a director. Payments to directors reduce monitoring fees that would otherwise be paid to the MSCP funds. Payments of $238 and $310 were made under these agreements in 2004 and 2005.

        In an agreement dated May 30, 2003, Pekin agreed to reimburse the MSCP funds for all of their reasonable out-of-pocket costs, fees, and expenses incurred in connection with or related to such stockholder's ownership of shares of Aventine's common stock. Pekin reimbursed the MSCP funds for expenses of $8 in the period from May 31, 2003 to December 31, 2003. The Company reimbursed the MSCP fund $26 for expenses in 2005.

        In conjunction with the $160,000 senior secured note offering (see Note 14), Aventine paid an advisory fee of $400 to an affiliate of the MSCP funds.

        In conjunction with the December 2005 equity offering, the MSCP funds agreed to reimburse the Company for $1,500 of the expense of the offering. The remaining amount of $350 was paid by the Company and is included in salary, general, and administrative expenses. After giving effect to the equity offer, the MSCP funds own approximately 39.6% of the Company's outstanding stock.

        In exchange for providing professional expertise, services, consulting, or advice in accordance with an agreement entered into with one of the MSCP funds prior to the MSCP funds' acquisition of the Company, the directors received Class B units in Aventine Holdings LLC (see Note 1). Class B units have no voting rights, participate in distributions only after a specified threshold is met, and are subject to certain additional limitations.

        Aventine maintains investments in marketing alliances all of which are less than 8.0% of total ownership. Total purchases from these plants aggregated $38,909 for the predecessor period from January 1, 2003 to May 30, 2003, $57,000 for the period from May 31, 2003 to December 31, 2003, and $127,000 and $137,828 for the years ended December 31, 2004 and 2005, respectively. These transactions were recorded at market prices and normal commercial terms.

5.  Income Taxes

        Significant components of the benefit (provision) for income taxes are as follows:

	Predecessor
	Period From January 1 to May 30, 2003	Period From May 31 to December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Benefit (provision) for income taxes:
Current	$(656)	$(8,156)	$(18,182)	$(16,218)
Deferred	3,925	683	(251)	(2,589)

	$3,269	$(7,473)	$(18,433)	$(18,807)

        A reconciliation of income tax benefit (expense) computed at the U.S. federal statutory tax rates to the actual provision for income taxes is as follows:

	Predecessor
	Period From January 1 to May 30, 2003		Period From May 31 to December 31, 2003		Year Ended December 31, 2004		Year Ended December 31, 2005
(Provision) benefit at U.S. statutory tax rate	$2,860	(35.0)%	$(6,483)	(35.0)%	$(16,687)	(35.0)%	$(17,846)	(35.0)%
State and local taxes, net of federal tax benefit	403	(4.9)	(817)	(4.4)	(2,359)	(5.0)	(2,209)	(4.3)
Other	6	(0.1)	(173)	(1.0)	613	1.3	1,248	2.5

Income tax expense	$3,269	(40.0)%	$(7,473)	(40.4)%	$(18,433)	(38.7)%	$(18,807)	(36.9)%

        Significant components of the Company's deferred tax assets and liabilities that result from temporary differences between the financial statement basis and the tax basis of assets and liabilities as of December 31, 2004 and 2005, are summarized as follows:

	December 31
	2004	2005
Deferred tax assets:
Current liabilities	$150	$531
Property, plant, and equipment	1,075	149
Investments in marketing alliances	2,226	1,488
Benefit obligations	766	888
Accumulated other comprehensive income (loss)	257	578
Goodwill	4,325	3,550
Stock-based compensation	43	761

Total deferred tax assets	8,842	7,945
Deferred tax liabilities:
Prepaid assets	(322)	(474)
Production credits	—	(788)
Partnership investment	(618)	(878)
Contingency reserve	(4,524)	(6,748)

Total deferred tax liabilities	(5,464)	(8,888)
Valuation allowance	(7,755)	(5,703)

Net deferred tax asset (liability)	$(4,377)	$(6,646)

        Other current assets on the consolidated balance sheet include $150 and $531 of deferred tax assets at December 31, 2004 and 2005, respectively. Other current liabilities on the consolidated balance sheet include $322 and $474 of deferred tax liabilities at December 31, 2004 and 2005, respectively.

        The Company has recorded a valuation allowance on its deferred tax assets and a contingency reserve for tax assets that management believes may not be realized due to potential limitations imposed by Section 382 of the Internal Revenue Code. The deferred tax assets include the excess tax basis in fixed assets over the corresponding book basis and other deductible temporary differences.

6.  Employee Benefit Plans

        Aventine provides a noncontributory defined benefit pension plan for the hourly employees of Pekin. Aventine also provides a medical and life plan that provides postretirement medical benefits to certain retired employees. Nebraska Energy employees are not eligible for participation in these plans.

        The Company uses a December 31 measurement date for its pension and retirement benefit plans.

        Prior to the acquisition, certain of the Company's employees participated in the benefit plans of Williams. Cash contributions to the plans were made by Williams and are not specifically identifiable to the Company's employees. The cost of the plans was allocated through the corporate overhead allocations to the Company based on payroll.

        The accumulated benefit obligation is equal to the projected benefit obligation at December 31, 2004 and 2005, respectively, as the benefits are based on a monthly amount per year of service rather than the participants' compensation.

        The following table presents the changes in benefit obligations and plan assets for pension benefits under the Pekin defined benefit pension plan and Aventine Retiree Medical and Life Plan for 2004 and 2005. It also presents a reconciliation of the funded status of these plans to the amount recognized in the consolidated balance sheets at December 31, 2004 and 2005.

	Year Ended December 31, 2004		Year Ended December 31, 2005
	Defined Benefit Plan	Retiree Medical and Life Plan	Defined Benefit Plan	Retiree Medical and Life Plan
Change in benefit obligation:
Benefit obligation at beginning of period	$6,637	$1,255	$7,015	$1,717
Service cost	261	126	277	188
Interest cost	391	91	416	157
Actuarial loss	41	268	604	1,176
Benefits paid	(315)	(23)	(312)	(37)

Benefit obligation at end of period	7,015	1,717	8,000	3,201
Change in plan assets:
Fair value of plan assets at beginning of period	5,886	—	5,910	—
Actual return on plan assets	339	—	290	—
Employer contributions	—	—	324	—
Benefits paid	(315)	—	(312)	—

Fair value of plan assets at end of period	5,910	—	6,212	—

Funded status	(1,105)	(1,717)	(1,788)	(3,201)
Unrecognized net actuarial loss	644	261	1,445	1,385
Unrecognized prior service cost	—	—	—	—

Net amount recognized	$(461)	$(1,456)	$(343)	$(1,816)

        Amounts recognized in the consolidated balance sheets consist of:

	Year Ended December 31, 2004		Year Ended December 31, 2005
	Defined Benefit Plan	Retiree Medical and Life Plan	Defined Benefit Plan	Retiree Medical and Life Plan
Accrued benefit cost	$(1,105)	$(1,456)	$(1,788)	$(1,816)
Accumulated other comprehensive loss	644	—	1,445	—

Net amount recognized	$(461)	$(1,456)	$(343)	$(1,816)

        The components of net periodic benefit expense for the defined benefit plan and retiree medical and life plan are as follows:

	Predecessor
	Period From January 1 to May 30, 2003		Period From May 31 to December 31, 2003		Year Ended December 31, 2004		Year Ended December 31, 2005
	Defined Benefit Plan	Retiree Medical and Life Plan	Defined Benefit Plan	Retiree Medical and Life Plan	Defined Benefit Plan	Retiree Medical and Life Plan	Defined Benefit Plan	Retiree Medical and Life Plan
Service cost	$75	$35	$128	$66	$261	$126	$277	$188
Interest cost	164	26	203	40	391	91	416	157
Expected return on plan assets	(188)	—	(263)	—	(487)	6	(488)	52
Net amortization	60	—	—	—	—	—	2	—

	$111	$61	$68	$106	$165	$223	$207	$397

        The following are the weighted average assumptions utilized:

	Year Ended December 31, 2004		Year Ended December 31, 2005
	Defined Benefit Plan	Retiree Medical and Life Plan	Defined Benefit Plan	Retiree Medical and Life Plan
Discount rate	6.00%	6.00%	5.5%	6.00%
Expected return on plan assets	8.50%	—	8.5%	—
Health care cost trend rate	—	9.30%	—	9.30%
Rate to which the health care cost rate is assumed to decline	—	5.00%	—	5.00%

        The Company establishes the expected long-term rate of return at the beginning of each calendar year based upon historical returns and projected returns on the underlying mix of invested assets. The Company utilizes modern portfolio theory modeling techniques in the development of return assumptions. This technique projects rates of returns that can be generated through various asset allocations that lie within the risk tolerance set forth by the members of the Company's Pension Committee. The risk assessment provides a link between a pension's risk, capacity, management's willingness to accept investment risk, and the asset allocation process, which ultimately leads to the return generated by the invested assets.

        For the determination of net period benefit cost in 2006, the Company will utilize an assumed health care trend rate of 9.3%.

        The Company's pension plan weighted average asset allocation at December 31, 2004 and 2005, by asset category is as follows:

	Plan Assets
	December 31
	2004	2005
Stable fund	21%	21%
Bonds	33%	28%
Money market	—%	4%
Common stocks	46%	47%

Total	100%	100%

        The Company's Pension Committee is responsible for overseeing the investment of pension plan assets. The Pension Committee is responsible for determining and monitoring the appropriate asset allocations and for selecting or replacing investment managers, trustees, and custodians. The pension plan's current investment targets are 20% stable fund, 30% bond fund, and 50% common stock. The Pension Committee reviews the actual asset allocation in light of these targets periodically and rebalances among investments as necessary. The Pension Committee evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan's investment guidelines.

        The Company contributed $324 to the pension plan during 2005 and does not expect to contribute to the plan during 2006.

        The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

	Pension Benefits	Other Postretirement Benefits
2006	$382	$140
2007	407	138
2008	404	144
2009	436	121
2010	455	112
Years 2011 to 2015	3,144	721

        The effect of a 1% change in the assumed health care cost trend rate would increase (decrease) the accumulated postretirement benefit obligation as of December 31, 2005, by $325 and $(273), respectively, and would increase (decrease) annual net periodic postretirement benefit cost by $26 and $(22), respectively, for 2005.

        Aventine maintains a defined contribution plan for Pekin employees and one for Nebraska Energy employees. Aventine provides for matching contributions within specified limits of the defined contribution plans. Aventine's expense for the period from May 31, 2003 to December 31, 2003, was $425 and for the years ended December 31, 2004 and 2005, was $1,107 and $1,173, respectively.

        The Company's employees participated in a defined contribution plan sponsored by Williams prior to the acquisition. The Company's contribution to the plan was paid by Williams and allocated to the Company via the specific corporate overhead allocation described in Note 4.

7.  Inventories

        Inventories consist of the following:

	December 31
	2004	2005
Raw material:
Corn	$1,421	$1,343
Work-in-process	847	1,100
Finished goods:
Ethanol	21,219	50,145
Coproducts	582	683
Materials and supplies	769	1,380

	$24,838	$54,651

8.  Leasing Arrangements

        Aventine leases terminal facilities and railcars from unaffiliated parties under noncancelable operating leases. Rent expense for the predecessor period January 1, 2003 to May 30, 2003, the period May 31, 2003 to December 31, 2003, and the years ended December 31, 2004 and 2005, was $5,810, $7,265, $8,705, and $10,784, respectively. Future minimum annual rentals under noncancelable operating leases as of December 31, 2005, are payable as follows:

2006	$10,372
2007	10,625
2008	7,783
2009	6,832
2010	6,092
Thereafter	18,132

$59,836

9.  Stockholder Rights Plan

        On December 12, 2005, the Board of Directors adopted a stockholder rights plan under which each common shareholder was issued one preferred share purchase right for each share of common stock outstanding prior to the equity offering. In addition, each share of common stock issued in the offering or after the consummation of the offering will be issued with an accompanying preferred share purchase right. Each right will entitle the holder, under certain circumstances, to purchase one one-thousandth of a share of the Company's Series A participating cumulative preferred stock, par value $0.001 per share, at an initial purchase price of $60.00 per one one-thousandth of a share of Series A participating cumulative preferred stock.

        The Company may exchange the rights at a ratio of one share of common stock for each right at any time after a person or group acquires beneficial ownership of 20% or more of its common stock but before such party acquires beneficial ownership of 50% or more of its common stock.

        The Company may also redeem the rights at its discretion at a price of $0.001 per right at any time before a person or party has acquired beneficial ownership of 20% or more of its common stock. The rights will expire on November 30, 2015, unless earlier exchanged or redeemed.

        Each share of Series A participating cumulative preferred stock that is purchased upon exercise of a right entitles the holder to receive an aggregate quarterly dividend payment of $1.00 or 1,000 times the cash and noncash dividends declared per share of common stock, whichever is greater.

        As of December 31, 2005, there were no Series A participating preferred stock rights that had been exercised.

10.  Stock-Based Compensation

        On June 17, 2003, the Board of Directors approved the Aventine Renewable Energy Holdings, Inc. 2003 Stock Option Plan (the Plan), effective as of May 31, 2003. The Plan, as amended, provides for 5,001 shares to be available for option grants. Option grants are awarded at the discretion of the Board of Directors. Options granted under the Plan vest over a period of two to five years and expire ten years from the date of the grant.

        Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Prior to 2004, the Company accounted for stock options under the recognition and measurement provisions of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations.

        Under the modified-prospective method of adoption selected by the Company under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company recognizes stock-based compensation cost from the beginning of 2004, as if the fair value-based accounting method in SFAS No. 123 had been used to account for all previously granted employee awards.

        As a result of the equity offering, the Company enacted a stock split of 805.47131 to 1. All option data has been adjusted to reflect the split. The following is a summary of stock option activity from May 31, 2003 to December 31, 2003, and for the years ended December 31, 2004 and 2005, respectively:

	2003		2004		2005
	Common Shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding at beginning of period:	—	—	2,083	1.24	2,194	0.53
Granted	2,118	1.24	371	1.96	1,269	3.80
Canceled	(35)	1.24	(260)	1.24	(83)	0.23
Exercised	—	—	—	—	(461)	0.23

Outstanding at end of period	2,083	1.24	2,194	0.53	2,919	2.01

Outstanding Stock Options				Exercisable Stock Options
Exercise Price	Common Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
$0.23	1,379	3.2	$0.23	346	$0.23
2.36	271	3.9	2.36	21	2.36
2.67	42	2.0	2.67	—	2.67
2.92	433	4.6	2.92	—	2.92
4.35	794	4.9	4.35	—	4.35

	2,919	3.9	1.98	367	0.61

        Option grants with an exercise price of $2.36 or greater were granted at exercise prices less than market price at the date of grant.

        As a result of the $35,000 dividend declared on April 13, 2004, the option exercise price of options outstanding at that date was adjusted to $0.23. The option plan provided for the price adjustment in the event of an extraordinary cash dividend. The fair value of the award immediately after the modification did not exceed fair value immediately before the modification; therefore, no additional compensation expense was recognized due to the repricing.

        The Company recognized stock-based compensation cost of $1,931 and $108 for the periods ended December 31, 2005 and 2004, respectively.

        The fair value of the options granted in 2003, 2004, and 2005 was estimated at the date of grant using the minimum value method outlined in SFAS No. 123. The Company estimated the minimum value by using the following assumptions in the Black-Scholes option pricing model:

Risk-free interest rate	4.0%
Expected dividend yield	0%
Expected volatility	0.01%
Expected option life	5 years

        Prior to the acquisition, certain Company employees participated in the Williams stock-based award plans. The exercise price of stock options granted was the market price of the stock on the date of grant. Therefore, the Company recorded no stock compensation costs related to these plans in the predecessor period from January 1, 2003 to May 30, 2003.

11.  Financial Instruments

Financial Instruments' Fair Value

        Aventine used the following methods and assumptions to estimate the fair value of its financial instruments:

        Cash and cash equivalents:    The carrying amounts reported in the balance sheets approximate fair value due to the short-term maturity of these instruments.

        Commodity derivatives:    Commodity derivative instruments held by Aventine consist primarily of futures contracts, swap agreements, purchased put options, and written call options. The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter markets.

        Interest rate instruments:    The fair values of interest rate instruments are based on quoted prices, which reflect the present value of the difference between estimated future amounts to be paid and received.

        Debt:    The fair value of the Company's senior notes at December 31, 2005 and 2004, was $165,600 and $161,600, respectively. At December 31, 2005, 2004, and 2003, the carrying amounts of the Company's borrowings under its revolving credit agreement approximated fair value.

        The carrying amount and estimated fair values of Aventine's financial instruments as of December 31, 2005, are as follows:

	December 31, 2005
Asset (Liability)	Carrying Amount	Fair Value
Cash and cash equivalents	$3,750	$3,750
Interest rate instruments	839	839
Debt	161,514	167,114
Investments—cost	1,000	(a	)

(a)
These investments are in non-publicly traded companies for which it is not practical to estimate fair value.

12.  Concentration of Credit Risk

        Aventine's financial instruments potentially exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Aventine's cash equivalents are invested in overnight instruments as permitted under the terms of the revolving credit agreement.

        The Company focuses on providing exceptional customer service and as a result has had very little customer turnover. The substantial majority of its customer base has purchased ethanol from the Company for over five years. The Company enjoys a diverse customer base, with no customer accounting for over 16% of ethanol volume during the year ended December 31, 2005. As a general policy, collateral is not required for receivables, but customers' financial condition and creditworthiness are evaluated regularly.

        The Company sells ethanol to most of the major integrated oil companies and a significant number of large, independent refiners and petroleum wholesalers.

        Aventine's trade receivables result primarily from its ethanol marketing operations including customers representing most of the major integrated oil companies and a significant number of large, independent refiners and petroleum wholesalers. The table below shows each ethanol customer whose business accounted for more than 5.0% of total volume during the year ended December 31, 2005.

	Year Ended December 31, 2005
	Sales	Percent of Total Sales
Shell Oil Products US and affiliate	$151,592	16%
BP Amoco	108,747	12%
Conoco Phillips	91,254	10%
Marathon/Ashland	74,149	8%
Valero Marketing and Supply Company	66,275	7%
Sunoco, Inc.	55,919	6%

Total	$547,936	59%

13.  Revolving Credit Agreement

        Pekin (the Borrower), an indirect, 100% owned subsidiary of Aventine, is the borrower under a $60,000 revolving credit facility, with a $20,000 sublimit for letters of credit (the Credit Agreement) expiring on December 31, 2008, as amended.

        The revolving credit facility permits the Borrower to receive advances up to a borrowing base limit established by reference to eligible amounts of accounts receivable and inventories, minus certain specified availability reserves. Advances under the Credit Agreement bear interest at prime plus a margin ranging from 0% to 0.50% determined quarterly based on the ratio of the Borrower's earnings before interest, taxes, depreciation, and amortization to advances under the Credit Agreement. Interest is computed daily based on a 365-day year. The Credit Agreement is secured by the working capital of Pekin and a second priority lien on the property, plant, and equipment of the Pekin facility.

        On March 19, 2004, the Credit Agreement was amended to allow for a $35,000 distribution payment and extend the original maturity date of May 30, 2006, to May 30, 2007.

        The Credit Agreement was amended on December 8, 2004, in conjunction with the senior secured note offering (see Note 14). This amendment extended the maturity date to December 31, 2008, and provided for the payment of a $107,000 distribution to stockholders. The amendment revised the calculation of the fixed charge coverage ratio.

        The Credit Agreement was amended August 19, 2005, to allow the Company to enter into a separate credit agreement with Nebraska Energy, to provide financing assistance with Nebraska Energy's plant expansion.

        The Credit Agreement was amended November 30, 2005, to provide for reductions in certain interest rates and fees and to relax certain restrictions under the agreement relating to investment limitations and other borrowing and debt repayment restrictions. This amendment also removed certain subjective acceleration clauses and accordingly now allows the Company to classify advances under the agreement as long-term liabilities of the Company.

        Maximum borrowings under the Credit Agreement totaled $17,854 during the period, while $12,791 and $1,514 were outstanding at December 31, 2004 and 2005, respectively. At December 31, 2005, the Company also had $6,375 in letters of credit outstanding. The Company is restricted to $20,000 in aggregate for letters of credit. The Credit Agreement requires payment of an unused credit fee ranging from 0.25% to 0.50% based upon amounts available under the Credit Agreement. The total amount paid under this provision was $172 and $205 for the years ended December 31, 2004 and 2005, respectively. The interest rate on borrowings outstanding as of December 31, 2005, was 7.25%, and the weighted average rate in 2005 was 5.23%. The amount available under the Credit Agreement was $52,100 at December 31, 2005.

        The Credit Agreement requires the Borrower to maintain a cash collections lockbox at the lendor's and administrative agent's bank.

14.  Senior Secured Floating Rate Notes

        On December 17, 2004, Aventine completed the offering of $160,000 of senior secured floating rate notes. The proceeds of the offering, along with an additional $15,500 borrowed on the amended revolving credit facility, were utilized to pay the stockholders a $107,000 distribution, deposit $62,500 into a restricted escrow account to fund the expansion of the Pekin facility, and pay expenses of the offering.

        The notes bear a variable interest rate that is set at LIBOR plus 6% and are due in 2011. Interest on the notes is payable quarterly in arrears on March 15, June 15, September 15, and December 15, commencing on March 15, 2005. The notes and the note guarantees are secured by LLC and by the assets of the Pekin facility. The terms of the notes contain restrictive covenants that limit Aventine's ability to, among other things, incur additional debt, sell or transfer assets, make investments or guarantees, enter into transactions with shareholders and affiliates, and pay future dividends.

        The notes may be redeemed, in whole or in part, beginning on December 15, 2006, at an initial redemption price of 103% of their principal amount, plus accrued interest. The redemption price declines annually to 100% beginning December 15, 2009.

        The Company agreed to file a registration statement to effect an exchange offer and shelf registration relating to the notes on or prior to June 30, 2006. In the event such exchange offer is not consummated by June 30, 2006, the interest rate on the notes increases 0.25%, up to a maximum additional 1% for each subsequent 90-day period.

        Under the terms of the escrow agreement, $62,500 of the proceeds of the note offerings are restricted to fund the Pekin facility expansion.

15.   Accumulated Other Comprehensive Loss

        The table below presents the changes in the components of accumulated other comprehensive loss:

	Income (Loss)
	Minimum Pension Liability	Total
Balance at May 31, 2003	$—	$—
Change from May 31, 2003 to December 31, 2003:
Minimum pension liability adjustment (net of income tax benefit of $182)	(274)	(274)

Balance at December 31, 2003	(274)	(274)
Change in 2004:
Minimum pension liability adjustment (net of income tax benefit of $76)	(112)	(112)

Balance at December 31, 2004	(386)	(386)
Change in 2005:
Minimum pension liability adjustment (net of income tax benefit of $320)	(481)	(481)

Balance at December 31, 2005	$(867)	$(867)

16.  Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share:

	Period May 31 to December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Numerator:
Income (loss) available to common stockholders	$11,049	$29,245	$32,182
Denominator:
Denominator for basic earnings per share-weighted average shares	34,643	34,684	34,686
Effect of dilutive securities:
Employee stock options	—	1,084	1,366

Denominator for diluted earnings per share-adjusted weighted average shares and assumed conversions	34,643	35,768	36,052
Basic earnings per common share	$0.32	$0.84	$0.93

Diluted earnings per common share	$0.32	$0.82	$0.89

17.  Commitments

Marketing Contracts

        Aventine is party to ethanol marketing alliance contracts which require Aventine to purchase and market all ethanol produced from these alliance ethanol facilities. Under these contracts, the Company is generally obligated to purchase a set volume of ethanol at a purchase price that is based upon the price at which it sells the ethanol less a pre-negotiated margin. At December 31, 2005, Aventine had agreements with 12 ethanol alliance partners. The contracts range from one year to as long as Aventine retains an investment in the alliance facility.

Construction Commitments

        The Company entered into a construction contract during 2005 to expand its Pekin ethanol facility. The contract price is approximately $59,300 and is funded by the restricted cash of the Company. The project is estimated to be completed during 2006.

Natural Gas and Coal Purchase Commitments

        The Company had forward contracts to purchase approximately 1,615 and 1,805 MMBtus of natural gas at fixed prices for the years ended December 31, 2005 and 2004. The Company has additional forward contracts to purchase approximately 107 MMBtus of natural gas for $1,085 for the year ended December 31, 2006. The Company's natural gas commitment will be fulfilled by March 31, 2006.

        The Company had forward contracts to purchase approximately 245 and 250 tons of coal at fixed prices for the years ended December 31, 2005 and 2004. The Company had additional forward contracts to purchase approximately 45 and 245 tons of coal for the years ended December 31, 2007 and 2006, respectively.

Corn Purchase Commitments

        The Company had forward contracts to purchase approximately 2,365 bushels and 1,906 bushels of corn at various prices at December 31, 2005 and 2004, respectively.

18.  Quarterly Financial Data (Unaudited)

	Quarter
	First	Second	Third	Fourth
Year 2005:
Net sales	$197,030	$190,976	$259,203	$288,259
Gross profit	18,846	13,905	35,491	19,173
Net income	6,635	3,393	17,660	4,494
Year 2004:
Net sales	$198,258	$212,546	$211,456	$236,616
Gross profit	12,791	15,626	13,009	24,380
Net income	6,045	7,016	5,488	10,696
Year 2005:
Basic earnings per common share	$0.19	$0.10	$0.51	$0.13
Diluted earnings per common share	$0.19	$0.09	$0.49	$0.12
Average number of shares outstanding—basic	34,684	34,684	34,684	34,694
Average number of shares outstanding—diluted	35,827	35,853	36,038	36,473
Year 2004:
Basic earnings per common share	$0.17	$0.20	$0.16	$0.31
Diluted earnings per common share	$0.17	$0.20	$0.15	$0.30
Average number of shares outstanding—basic	34,684	34,684	34,684	34,684
Average number of shares outstanding—diluted	35,625	35,720	35,790	35,931

19.  Guarantor/Non-guarantor Combining Financial Statements

        In accordance with the indenture governing the Company's senior secured floating rate notes, certain 100% owned subsidiaries of the Company have fully and unconditionally guaranteed the notes on a joint and several basis. The following tables present unaudited condensed consolidating financial information for Aventine Renewable Energy Holdings, Inc., the issuer of the notes, Aventine Renewable Energy, LLC, and Aventine Renewable Energy, Inc., guarantors of the notes, and Nebraska Energy, LLC, a non-guarantor of the notes.

Condensed Consolidating Balance Sheets
As of December 31, 2005
(In Thousands)

	Issuer	Guarantors	Non-Guarantor	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$143	$3,607	$—	$3,750
Accounts receivable	—	46,206	419	—	46,625
Income tax receivable	—	2,628	—	—	2,628
Intercompany receivable	—	34,736	706	(35,442)	—
Inventories	—	53,747	904	—	54,651
Other current assets	—	2,296	223	—	2,519

Total current assets	—	139,756	5,859	(35,442)	110,173
Property, plant, and equipment	—	24,245	4,777	—	29,022
Construction-in-progress	—	9,560	9,003	—	18,563

	—	33,805	13,780	—	47,585
Accumulated depreciation	—	(3,837)	(892)	—	(4,729)

Property, plant and equipment, net	—	29,968	12,888	—	42,856
Deferred tax asset	—	2,375	—	—	2,375
Investments in marketing alliances	—	1,000	—	—	1,000
Restricted cash for plant expansion	—	60,362	—	—	60,362
Other assets	5,669	1,917	—	—	7,586
Investment in Aventine Renewable Energy, LLC	165,187	—	—	(165,187)	—
Investment in Nebraska Energy, LLC.	—	18,154	—	(18,154)	—

Total assets	$170,856	$253,532	$18,747	$(218,783)	$224,352

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$—	$48,631	$2,897	$—	$51,528
Accrued payroll and benefits	—	3,781	323	—	4,104
Credit agreement borrowings	—	1,514	—	—	1,514
Intercompany payable	31,510	1,031	2,901	(35,442)	—
Income tax payable	—	—	—	—	—
Other current liabilities	—	2,817	332	—	3,149

Total current liabilities	31,510	57,774	6,453	(35,442)	60,295
Minority interest	—	—	—	8,675	8,675
Senior secured floating rate notes	160,000	—	—	—	160,000
Deferred tax liability	—	9,078	—	—	9,078
Other long-term liabilities	—	6,958	—	—	6,958
Stockholders' equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in capital	4,226	68,341	—	(68,341)	4,226
Retained earnings (deficit)	(24,013)	112,248	12,294	(124,542)	(24,013)
Accumulated other comprehensive loss	(867)	(867)	—	867	(867)

Total stockholders' equity (deficit)	(20,654)	179,722	12,294	(192,016)	(20,654)

Total liabilities and stockholders' equity	$170,856	$253,532	$18,747	$(218,783)	$224,352

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Statements of Operations
Year Ended December 31, 2005
(in thousands)

	Issuer	Guarantors	Non-guarantor	Eliminations	Consolidated
Sales	$—	$926,432	$60,492	$(51,456)	$935,468
Cost of Sales	—	(857,231)	(42,038)	51,216	(848,053)

Gross Profit	—	69,201	18,454	(240)	87,415
Selling, general, and administrative expenses	(300)	(20,313)	(2,155)	268	(22,500)
Other income (expense)	—	3,618	(2,629)	—	989

Operating income (loss)	(300)	52,506	13,670	28	65,904
Interest income	—	2,167	82	(31)	2,218
Interest expense	(16,017)	(484)	(40)	31	(16,510)
Income from investments in subsidiaries	67,306	10,753	—	(78,059)	—
Minority interest	—	—	—	(2,404)	(2,404)
Other nonoperating income (loss)	—	1,830	—	(49)	1,781

Income (loss) before income taxes	50,989	66,772	13,712	(80,484)	50,989
Income tax benefit (expense)	(18,807)	(29,691)	—	29,691	(18,807)

Net income (loss)	$32,182	$37,081	$13,712	$(50,793)	$32,182

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2005
(in thousands)

	Issuer	Guarantors	Non-guarantor	Consolidated
Operating Activities
Net cash (used in) provided by operating activities	$—	$14,416	$14,411	$28,827
Investing activities
Purchase of property and equipment, net	—	(11,852)	(8,820)	(20,672)
Increase in restricted cash for plant expansion	—	(1,971)	—	(1,971)
Use of restricted cash for plant expansion	—	4,109	—	4,109

Net cash (used in) provided by investing activities	—	(9,714)	(8,820)	(18,534)
Financing activities
Net borrowings (repayments) under credit agreement	—	(11,277)	—	(11,277)
Proceeds from stock option exercises	173	—	—	173
Intercompany capital contributions	(173)	173	—	—
Proceeds from sale of common stock	256,054	—	—	256,054
Net intercompany borrowings	—	(2,870)	2,870	—
Repurchase of common stock	(256,054)	—	—	(256,054)
Distributions (to)/from stockholders	—	9,410	(12,000)	(2,590)

Net cash (used in) provided by financing activities	—	(4,564)	(9,130)	(13,694)
Net increase (decrease) in cash and cash equivalents	—	138	(3,539)	(3,401)
Cash and cash equivalents, beginning of period	—	5	7,146	7,151

Cash and cash equivalents, end of period	$—	$143	$3,607	$3,750

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Balance Sheets
December 31, 2004
(in thousands)

	Issuer	Guarantors	Non-guarantor	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$5	$7,146	$—	$7,151
Accounts receivable	—	32,271	402	—	32,673
Intercompany receivable	—	27,726	490	(28,216)	—
Inventories	—	23,931	907	—	24,838
Other current assets	—	1,424	289	—	1,713

Total current assets	—	85,357	9,234	(28,216)	66,375
Property, plant, and equipment	—	21,158	4,396	—	25,554
Construction-in-progress	—	795	564	—	1,359

	—	21,953	4,960	—	26,913
Accumulated depreciation	—	(1,924)	(490)	—	(2,414)

Property, plant and equipment, net	—	20,029	4,470	—	24,499
Deferred tax asset	—	937	—	—	937
Investments in marketing alliances	—	1,000	—	—	1,000
Restricted cash for plant expansion	—	62,500	—	—	62,500
Other assets	6,611	1,676	—	—	8,287
Investment in Aventine Renewable Energy, LLC	124,534	—	—	(124,534)	—
Investment in Nebraska Energy, LLC.	—	16,811	—	(16,811)	—

Total assets	$131,145	$188,310	$13,704	$(169,561)	$163,598

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$—	$22,285	$2,527	$—	$24,812
Accrued payroll and benefits	—	3,316	371	—	3,687
Credit agreement borrowings	—	12,791	—	—	12,791
Intercompany payable	27,726	490	—	(28,216)	—
Other current liabilities	—	2,079	224	—	2,303

Total current liabilities	27,726	40,961	3,122	(28,216)	43,593
Minority interest	—	—	—	8,861	8,861
Senior secured floating rate notes	160,000	—	—	—	160,000
Deferred tax liability	—	5,142	—	—	5,142
Other long-term liabilities	—	2,583	—	—	2,583
Stockholders' equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in capital	—	64,843	—	(64,843)	—
Retained earnings (deficit)	(56,195)	75,167	10,582	(85,749)	(56,195)
Accumulated other comprehensive loss	(386)	(386)	—	386	(386)

Total stockholders' equity (deficit)	(56,581)	139,624	10,582	(150,206)	(56,581)

Total liabilities and stockholders' equity	$131,145	$188,310	$13,704	$(169,561)	$163,598

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Statements of Operations
Year Ended December 31, 2004
(in thousands)

	Issuer	Guarantors	Non-guarantor	Eliminations	Consolidated
Sales	$—	$847,341	$67,195	$(55,660)	$858,876
Cost of Sales	—	(798,778)	(49,661)	55,369	(793,070)

Gross Profit	—	48,563	17,534	(291)	65,806
Selling, general, and administrative expenses	—	(14,507)	(2,020)	291	(16,236)
Other income (expense)	—	5,410	(2,576)	362	3,196

Operating income (loss)	—	39,466	12,938	362	52,766
Interest income	—	3	16	—	19
Interest expense	(645)	(1,385)	(5)	—	(2,035)
Income from investments in subsidiaries	48,325	10,155	—	(58,480)	—
Minority interest	—	—	—	(2,148)	(2,148)
Other nonoperating income (loss)	—	(924)	—	—	(924)

Income (loss) before income taxes	47,680	47,315	12,949	(60,266)	47,678
Income tax benefit (expense)	(18,434)	(18,292)	—	18,293	(18,433)

Net income (loss)	$29,246	$29,023	$12,949	$(41,973)	$29,245

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2004
(in thousands)

	Issuer	Guarantors	Non-guarantor	Consolidated
Operating Activities
Net cash (used in) provided by operating activities	$—	$35,265	$14,308	$49,573
Investing activities
Purchase of property and equipment, net	—	(3,612)	(1,041)	(4,653)
Investment in marketing alliance	—	(500)	—	(500)
Increase in restricted cash for plant expansion	—	(62,500)	—	(62,500)

Net cash (used in) provided by investing activities	—	(66,612)	(1,041)	(67,653)
Financing activities
Net borrowings (repayments) under credit agreement	—	8,869	—	8,869
Distribution to shareholders	(142,000)	—	—	(142,000)
Proceeds from issuance of senior secured notes	160,000	—	—	160,000
Payment of debt issuance costs	(6,841)	—	—	(6,841)
Intercompany capital contributions	(64,843)	64,843	—	—
Capital contribution from Aventine Renewable Energy Holdings, LLC	2,343	—	—	2,343
Distributions (to) from stockholders	—	8,967	(11,437)	(2,470)
Intercompany dividends	51,341	(51,341)	—	—

Net cash (used in) provided by financing activities	—	31,338	(11,437)	19,901
Net increase (decrease) in cash and cash equivalents	—	(9)	1,830	1,821
Cash and cash equivalents, beginning of period	—	14	5,316	5,330

Cash and cash equivalents, end of period	$—	$5	$7,146	$7,151

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Aventine Renewable Energy Holdings, Inc.

Condensed Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

	December 31, 2005	(Unaudited) March 31, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$3,750	$10,153
Accounts receivable	46,625	44,218
Income tax receivable	2,628	—
Inventories	54,651	71,058
Other current assets	2,519	1,728

Total current assets	110,173	127,157
Property, plant, and equipment	29,022	37,792
Construction-in-progress	18,563	22,809

	47,585	60,601
Accumulated depreciation	(4,729)	(5,775)

Property, plant, and equipment, net	42,856	54,826
Deferred tax asset	2,375	1,621
Investments in marketing alliances	1,000	1,000
Restricted cash for plant expansion	60,362	47,285
Other assets	7,586	7,711

Total assets	$224,352	$239,600

See accompanying notes.

	December 31, 2005	(Unaudited) March 31, 2006
LIABILITIES and STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$51,528	$52,632
Accrued payroll and benefits	4,104	1,938
Credit agreement borrowings	1,514	—
Income tax payable	—	5,695
Other current liabilities	3,149	2,063

Total current liabilities	60,295	62,328
Minority interest	8,675	9,725
Senior secured floating rate notes	160,000	160,000
Deferred tax liability	9,078	8,169
Other long-term liabilities	6,958	6,537
Stockholders' equity (deficit):
Preferred stock	—	—
Common stock	—	—
Additional paid-in capital	4,226	5,534
Retained earnings (deficit)	(24,013)	(11,826)
Accumulated other comprehensive loss	(867)	(867)

Total stockholders' equity (deficit)	(20,654)	(7,159)
Total liabilities and stockholders' equity (deficit)	$224,352	$239,600

See accompanying notes.

Aventine Renewable Energy Holdings, Inc.

Condensed Consolidated Statements of Operations
(In Thousands, Except Per Share Data)

(Unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Sales	$197,030	$313,520
Cost of sales	(178,184)	(282,925)

Gross profit	18,846	30,595
Selling, general, and administrative expenses	(3,598)	(6,266)
Other income	559	265

Operating income	15,807	24,594
Interest income	387	655
Interest expense	(3,868)	(4,365)
Minority interest	(898)	(1,266)
Other non-operating income (loss)	(352)	555

Income before income taxes	11,076	20,173
Income taxes	(4,441)	(7,986)

Net income	$6,635	$12,187

Basic earnings per common share	$0.19	$0.35
Diluted earnings per common share	$0.19	$0.34
Average number of shares outstanding—basic	34,684	34,684
Average number of shares outstanding—diluted	35,827	36,019

See accompanying notes.

Aventine Renewable Energy Holdings, Inc.

Condensed Consolidated Statements of Cash Flows
(In Thousands, Except Per Share Data)

(Unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Operating activities
Net income	$6,635	$12,187
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	897	1,380
Deferred income taxes	—	(155)
Minority interest	898	1,266
Mark to market of derivative contracts	(352)	(195)
Stock compensation expense	27	1,308
Changes in operating assets and liabilities:
Receivables	9,851	5,035
Inventories	(15,239)	(16,407)
Accounts payable	4,055	1,104
Accrued payroll and benefits	(2,136)	(2,166)
Other, net	4,284	4,715

Net cash provided by operating activities	8,920	8,072

Investing activities
Purchase of property, plant, and equipment, net	(1,334)	(13,016)
Increase in restricted cash for plant expansion	(365)	(597)
Use of restricted cash for plant expansion	—	13,674

Net cash provided by (used in) investing activities	(1,699)	61

Financing activities
Net repayments under credit agreement	(6,731)	(1,514)
Distributions to minority shareholders	(1,079)	(216)

Net cash used by financing activities	(7,810)	(1,730)

Net increase (decrease) in cash and cash equivalents	(589)	6,403
Cash and cash equivalents, beginning of period	7,151	3,750

Cash and cash equivalents, end of period	$6,562	$10,153

See accompanying notes.

Aventine Renewable Energy Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

(Unaudited)

Note 1.    Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of the Company's management, necessary to fairly present the financial position, results of operations and cash flows of the Company. Those adjustments consist only of normal recurring adjustments. The condensed consolidated balance sheet as of December 31, 2005 has been derived from the audited consolidated balance sheet of the Company as of that date. Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's Consolidated Financial Statements for the year ended December 31, 2005. The results of operations for the period are not necessarily indicative of the results to be expected for the full year.

Note 2.    Organization and Presentation

        On May 30, 2003, CP RS Holdings purchased 100% of the membership interests of Williams Bio-Energy LLC, a subsidiary of The Williams Companies, Inc. (Williams). Immediately following the purchase, CP RS Holdings was renamed Aventine Renewable Energy Holdings, Inc., and Williams Bio-Energy LLC was renamed Aventine Renewable Energy, LLC. The acquisition has been accounted for as a purchase business combination, and accordingly, purchase accounting adjustments have been reflected in these financial statements.

        The consolidated financial statements include the accounts of Aventine Renewable Energy Holdings, Inc. (Aventine or the Company), its 100% owned subsidiary, Aventine Renewable Energy, LLC (LLC), those of LLC's 100% owned subsidiary, Aventine Renewable Energy, Inc. (Pekin), and LLC's 78.42% owned subsidiary, Nebraska Energy, L.L.C. (Nebraska Energy). The Company has no operations of its own other than its investment in LLC. LLC and Pekin are guarantors of the senior secured floating rate notes (see Note 7).

        The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, pursuant to which the purchase price was preliminarily allocated among the assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition. In 2004, the preliminary purchase allocation was finalized for resolution of disputed working amounts between the buyer and seller of $854, adjustments to contingencies of $(116), working capital adjustments of $(123), and a more specific purchase price allocation to property, plant, and equipment and the related deferred income taxes.

        The purchase consideration was structured as a fixed payment of $75,000, adjusted for changes in working capital and transaction costs. The purchase price and the allocation of net assets acquired are as follows:

Cash	$567
Accounts receivable	33,431
Inventory	37,695
Other current assets	3,654
Property, plant, and equipment	26,675
Accounts payable	(16,930)
Accrued payroll and benefits	(1,012)
Other current liabilities	(8,473)
Pension/postretirement liabilities	(1,377)
Minority interest	(8,207)

Total purchase price	$66,023

        The excess of the fair value of the acquired net assets over the purchase price was allocated to reduce the carrying values of investments in marketing alliances and net book value of property, plant, and equipment, as follows:

Investment in marketing alliances	$5,550
Land	1,659
Buildings	9,088
Furniture and fixtures	69
Storage tanks	15,950
Manufacturing equipment	127,628

Total	$159,944

        On December 17, 2004, Aventine completed the offering of $160,000 of senior secured floating rate notes. The net proceeds, along with an additional $15,500 borrowed on the revolving credit facility, were used to fund $62,500 into an escrow account for plant expansion at the Pekin facility and to pay a $107,000 distribution. The distribution together with a $35,000 distribution paid on April 13, 2004, resulted in the retained deficit on the accompanying condensed consolidated balance sheets.

        The notes bear a variable interest rate that is set at LIBOR plus 6% and are due in 2011. Interest on the notes is payable quarterly in arrears on March 15, June 15, September 15, and December 15, commencing on March 15, 2005. The notes and the note guarantees are secured by LLC and by the assets of the Pekin facility. The terms of the notes contain restrictive covenants that limit Aventine's ability to, among other things, incur additional debt, sell or transfer assets, make investments or guarantees, enter into transactions with shareholders and affiliates, and pay future dividends.

        The notes may be redeemed, in whole or in part, beginning on December 15, 2006, at an initial redemption price of 103% of their principal amount, plus accrued interest. The redemption price declines annually to 100% beginning December 15, 2009.

        On December 23, 2005, the Company completed an equity offering of 21,179 shares of common stock pursuant to Rule 144a of the Securities Act of 1933. All of the net proceeds of the offering were used to repurchase an equal number of shares from existing shareholders. The repurchase of the shares is reflected as a treasury stock transaction in the accompanying condensed consolidated financial statements. The shares sold are subject to a registration rights agreement where the Company agreed, at its expense, to use reasonable efforts to file a shelf registration statement registering for resale the shares sold in the offering which has been completed and filed March 31, 2006 and is subject to approval by the SEC. In connection with the offering, the Company authorized a 805.47131 for 1.0 stock split. All share data presented is adjusted to reflect the stock split.

Note 3.    Inventories

        Inventories consist of the following:

	March 31, 2006	December 31, 2005
Raw material:
Corn	$1,622	$1,343
Work-in-process	970	1,100
Finished goods:
Ethanol	66,409	50,145
Coproducts	607	683
Materials and supplies	1,450	1,380

	$71,058	$54,651

Note 4.    Stockholder Rights Plan

        On December 12, 2005, the Board of Directors adopted a stockholder rights plan under which each common shareholder was issued one preferred share purchase right for each share of common stock outstanding prior to the equity offering. In addition, each share of common stock issued in the offering or after the consummation of the offering will be issued with an accompanying preferred share purchase right. Each right will entitle the holder, under certain circumstances, to purchase one one-thousandth of a share of the Company's Series A participating cumulative preferred stock, par value $0.001 per share, at an initial purchase price of $60.00 per one one-thousandth of a share of Series A participating cumulative preferred stock.

        The Company may exchange the rights at a ratio of one share of common stock for each right at any time after a person or group acquires beneficial ownership of 20% or more of its common stock but before such party acquires beneficial ownership of 50% or more of its common stock.

        The Company may also redeem the rights at its discretion at a price of $0.001 per right at any time before a person or party has acquired beneficial ownership of 20% or more of its common stock. The rights will expire on November 30, 2015, unless earlier exchanged or redeemed.

        Each share of Series A participating cumulative preferred stock that is purchased upon exercise of a right entitles the holder to receive an aggregate quarterly dividend payment of $1.00 or 1,000 times the cash and non-cash dividends declared per share of common stock, whichever is greater.

        As of March 31, 2006, there were no Series A participating preferred stock rights that had been exercised.

Note 5.    Stock-Based Compensation

        On June 17, 2003, the Board of Directors approved the Aventine Renewable Energy Holdings, Inc. 2003 Stock Option Plan (the Plan), effective as of May 31, 2003. The Plan, as amended, provides for 5,001 shares to be available for option grants. Option grants are awarded at the discretion of the Board of Directors. Options granted under the Plan vest in equal installments on each anniversary of the grant date, over a term ranging from two to five years and expire ten years from the date of the grant.

        As a result of the equity offering, the Company enacted a stock split of 805.47131 to 1.0. All option data has been adjusted to reflect the split.

        Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123 Accounting for Stock Based Compensation (SFAS No. 123). Prior to 2004, the Company accounted for stock-based compensation under the recognition and measurement provisions of APB Opinion Number 25, Accounting for Stock Issued to Employees, and related interpretations. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS Number 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company recognized stock-based compensation cost from the beginning of 2004 as if the fair-value based accounting method in SFAS No. 123 had been used to account for all previously granted stock-option awards.

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (SFAS No. 123R), using the modified prospective transition method. Under this method, compensation cost recognized for the quarter ending March 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Compensation expense related to stock-based compensation is recognized ratably on a straight-line basis over the vesting period for all periods presented.

        The impact of adopting SFAS No. 123R was immaterial to the results of operations for the three months ended March 31, 2006. The condensed consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R. Additionally, SFAS No. 123R amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows and had no impact to the Company upon adoption as no options were exercised in the quarter ended March 31, 2006.

        Stock compensation cost for the three months ended March 31, 2006 and March 31, 2005 was approximately $1.3 million and $0.03 million, respectively. During the three months ended March 31, 2006 and March 31, 2005, the Company granted no new options.

        The fair value of each option grant is estimated as of the date of grant using a Black-Scholes option pricing model.

        A summary of option activity as of March 31, 2006, and changes during the quarter then ended is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)
Shares under option at December 31, 2005	2,919	$2.01	7	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(55)	0.23	—	—

Shares under option at March 31, 2006	2,864	$2.05	7	$55,705

Exercisable at March 31, 2006	325	$0.37	7	$6,867

        As of March 31, 2006, there was $15.9 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements which will be recognized during the next 5 years.

Note 6.    Employee Benefit Plans

        Aventine provides a noncontributory defined benefit pension plan for the hourly employees of Pekin. Aventine also provides a medical and life plan that provides postretirement medical benefits to certain retired employees. Nebraska Energy employees are not eligible for participation in these plans.

        The components of net periodic benefit expense for the defined benefit plan and retiree medical and life plan are as follows:

	Three Months Ended March 31, 2005		Three Months Ended March 31, 2006
	Defined Benefit Plan	Retiree Medical and Life Plan	Defined Benefit Plan	Retiree Medical and Life Plan
Service cost	$69	$47	$71	$54
Interest cost	104	39	108	44
Expected return on plan assets	(122)	—	(128)	—
Net Amortization	1	13	12	15

Net periodic benefit plan expense	$52	$99	$63	$113

Note 7.    Guarantor/Non-Guarantor Combining Financial Statements

        In accordance with the indenture governing the Company's senior secured floating rate notes, certain 100% owned subsidiaries of the Company have fully and unconditionally guaranteed the notes on a joint and several basis. The following tables present unaudited condensed consolidating financial information for Aventine Renewable Energy Holdings, Inc., the issuer of the notes, Aventine Renewable Energy, LLC, and Aventine Renewable Energy, Inc., guarantors of the notes, and Nebraska Energy, LLC, a non-guarantor of the notes.

Condensed Consolidating Balance Sheets
As of March 31, 2006

	Issuer	Guarantors	Non-Guarantor	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$5,680	$4,473	$—	$10,153
Accounts receivable	—	43,756	462	—	44,218
Intercompany receivable	—	32,963	6,952	(39,915)	—
Inventories	—	70,225	833	—	71,058
Other current assets	—	1,568	160	—	1,728

Total current assets	—	154,192	12,880	(39,915)	127,157
Property, plant, and equipment	—	24,336	13,456	—	37,792
Construction-in-progress	—	21,457	1,352	—	22,809

	—	45,793	14,808	—	60,601
Accumulated depreciation	—	(4,411)	(1,364)	—	(5,775)

Property, plant, and equipment, net	—	41,382	13,444	—	54,826
Deferred tax asset	—	1,621	—	—	1,621
Investments in marketing alliances	—	1,000	—	—	1,000
Restricted cash for plant expansion	—	47,285	—	—	47,285
Other assets	5,334	2,377	—	—	7,711
Investment in Aventine Renewable Energy, LLC	181,378	—	—	(181,378)	—
Investment in Nebraska Energy, LLC	—	22,538	—	(22,538)	—

Total assets	$186,712	$270,395	$26,324	$(243,831)	$239,600

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$—	$50,193	$2,439	$—	$52,632
Accrued payroll and benefits	—	1,760	178	—	1,938
Intercompany payable	33,871	1,165	4,879	(39,915)	—
Income tax payable	—	5,695	—	—	5,695
Other current liabilities	—	1,869	194	—	2,063

Total current liabilities	33,871	60,682	7,690	(39,915)	62,328
Minority interest	—	—	—	9,725	9,725
Senior secured floating rate notes	160,000	—	—	—	160,000
Deferred tax liability	—	7,263	906	—	8,169
Other long-term liabilities	—	6,537	—	—	6,537
Stockholders' equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in capital	5,534	69,649	—	(69,649)	5,534
Retained earnings (deficit)	(11,826)	127,131	17,728	(144,859)	(11,826)
Accumulated other comprehensive loss	(867)	(867)	—	867	(867)

Total stockholders' equity (deficit)	(7,159)	195,913	17,728	(213,641)	(7,159)

Total liabilities and stockholders' equity (deficit)	$186,712	$270,395	$26,324	$(243,831)	$239,600

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Statements of Operations
Three Months Ended March 31, 2006

	Issuer	Guarantors	Non-Guarantor	Eliminations	Consolidated
Sales	$—	$310,875	$21,308	$(18,663)	$313,520
Cost of sales	—	(287,107)	(14,296)	18,478	(282,925)

Gross profit	—	23,768	7,012	(185)	30,595
Selling, general, and administrative expenses	(235)	(5,568)	(648)	185	(6,266)
Other income	—	178	87	—	265

Operating income	(235)	18,378	6,451	—	24,594
Interest income	—	672	32	(49)	655
Interest expense	(4,228)	(137)	(49)	49	(4,365)
Income from investments in subsidiaries	24,636	5,168	—	(29,804)	—
Minority interest	—	—	—	(1,266)	(1,266)
Other nonoperating income	—	555	—	—	555

Income (loss) before income taxes	20,173	24,636	6,434	(31,070)	20,173
Income tax benefit (expense)	(7,986)	(9,753)	—	9,753	(7,986)

Net income (loss)	$12,187	$14,883	$6,434	$(21,317)	$12,187

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Statements of Cash Flows
Three Months Ended March 31, 2006

	Issuer	Guarantors	Non- Guarantor	Consolidated
Operating activities
Net cash provided by operating activities	$—	$2,306	$5,766	$8,072
Investing activities
Purchase of property and equipment, net	—	(11,988)	(1,028)	(13,016)
Increase in restricted cash for plant expansion	—	(597)	—	(597)
Use of restricted cash for plant expansion	—	13,674	—	13,674

Net cash (used in) provided by investing activities	—	1,089	(1,028)	61
Financing activities
Net repayments under credit agreement	—	(1,514)	—	(1,514)
Net intercompany borrowings	—	2,872	(2,872)	—
Distributions (to)/from stockholders	—	784	(1,000)	(216)

Net cash (used in) provided by financing activities	—	2,142	(3,872)	(1,730)
Net increase in cash and cash equivalents	—	5,537	866	6,403
Cash and cash equivalents, beginning of period	—	143	3,607	3,750

Cash and cash equivalents, end of period	$—	$5,680	$4,473	$10,153

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Balance Sheets
As of December 31, 2005

	Issuer	Guarantors	Non-Guarantor	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$143	$3,607	$—	$3,750
Accounts receivable	—	46,206	419	—	46,625
Income tax receivable	—	2,628	—	—	2,628
Intercompany receivable	—	34,736	706	(35,442)	—
Inventories	—	53,747	904	—	54,651
Other current assets	—	2,296	223	—	2,519

Total current assets	—	139,756	5,859	(35,442)	110,173
Property, plant, and equipment	—	24,245	4,777	—	29,022
Construction-in-progress	—	9,560	9,003	—	18,563

	—	33,805	13,780	—	47,585
Accumulated depreciation	—	(3,837)	(892)	—	(4,729)

Property, plant, and equipment, net	—	29,968	12,888	—	42,856
Deferred tax asset	—	2,375	—	—	2,375
Investments in marketing alliances	—	1,000	—	—	1,000
Restricted cash for plant expansion	—	60,362	—	—	60,362
Other assets	5,669	1,917	—	—	7,586
Investment in Aventine Renewable Energy, LLC	165,187	—	—	(165,187)	—
Investment in Nebraska Energy, LLC	—	18,154	—	(18,154)	—

Total assets	$170,856	$253,532	$18,747	$(218,783)	$224,352

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$—	$48,631	$2,897	$—	$51,528
Accrued payroll and benefits	—	3,781	323	—	4,104
Credit agreement borrowings	—	1,514	—	—	1,514
Intercompany payable	31,510	1,031	2,901	(35,442)	—
Other current liabilities	—	2,817	332	—	3,149

Total current liabilities	31,510	57,774	6,453	(35,442)	60,295
Minority interest	—	—	—	8,675	8,675
Senior secured floating rate notes	160,000	—	—	—	160,000
Deferred tax liability	—	9,078	—	—	9,078
Other long-term liabilities	—	6,958	—	—	6,958
Stockholders' equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in capital	4,226	68,341	—	(68,341)	4,226
Retained earnings (deficit)	(24,013)	112,248	12,294	(124,542)	(24,013)
Accumulated other comprehensive loss	(867)	(867)	—	867	(867)

Total stockholders' equity (deficit)	(20,654)	179,722	12,294	(192,016)	(20,654)

Total liabilities and stockholders' equity (deficit)	$170,856	$253,532	$18,747	$(218,783)	$224,352

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Statements of Operations
Three Months Ended March 31, 2005

	Issuer	Guarantors	Non-Guarantor	Eliminations	Consolidated
Sales	$—	$194,420	$17,200	$(14,590)	$197,030
Cost of sales	—	(180,491)	(12,207)	14,514	(178,184)

Gross profit	—	13,929	4,993	(76)	18,846
Selling, general, and administrative expenses	(234)	(2,920)	(520)	76	(3,598)
Other income	—	543	16	—	559

Operating income (loss)	(234)	11,552	4,489	—	15,807
Interest income	—	366	21	—	387
Interest expense	(3,439)	(429)	—	—	(3,868)
Income from investments in subsidiaries	14,749	3,612	—	(18,361)	—
Minority interest	—	—	—	(898)	(898)
Other nonoperating loss	—	(352)	—	—	(352)

Income (loss) before income taxes	11,076	14,749	4,510	(19,259)	11,076
Income tax benefit (expense)	(4,441)	(5,913)	—	5,913	(4,441)

Net income (loss)	$6,635	$8,836	$4,510	$(13,346)	$6,635

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

Condensed Consolidating Statements of Cash Flows
Three Months Ended March 31, 2005

	Issuer	Guarantors	Non-Guarantor	Consolidated
Operating activities
Net cash provided by operating activities	$—	$3,772	$5,148	$8,920
Investing activities
Purchase of property and equipment, net	—	(599)	(735)	(1,334)
Use of restricted cash for plant expansion	—	(365)	—	(365)

Net cash (used in) provided by investing activities	—	(964)	(735)	(1,699)
Financing activities
Net repayments under credit agreement	—	(6,731)	—	(6,731)
Distributions (to) from stockholders	—	3,921	(5,000)	(1,079)
Intercompany dividends	—	—	—	—

Net cash used in financing activities	—	(2,810)	(5,000)	(7,810)
Net decrease in cash and cash equivalents	—	(2)	(587)	(589)
Cash and cash equivalents, beginning of period	—	5	7,146	7,151

Cash and cash equivalents, end of period	$—	$3	$6,559	$6,562

Note:  Aventine Renewable Energy, LLC and Aventine Renewable Energy, Inc. are combined as the guarantors.

8.    Earnings Per Share

       The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,
	2006	2005
Numerator:
Net income	$12,187	$6,635

Denominator:
Denominator for basic earnings per common share— Weighted average shares outstanding	34,684	34,684
Effect of dilutive securities—Employee stock options	1,335	1,143

Denominator for diluted earnings per common share— Adjusted weighted average shares	36,019	35,827

Basic earnings per common share	$0.35	$0.19
Diluted earnings per common share	$0.34	$0.19

        Until July 24, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Aventine Renewable Energy Holdings, Inc.

9,058,450 Shares
of
Common Stock

PROSPECTUS

Banc of America Securities LLC

Friedman Billings Ramsey

Goldman, Sachs & Co.

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INDUSTRY AND MARKET INFORMATION AND FORECASTS
AVAILABLE INFORMATION
FORWARD LOOKING STATEMENTS
SUMMARY
AVENTINE RENEWABLE ENERGY HOLDINGS, INC.
The Offering
Risk Factors
Summary Historical Consolidated Financial Data
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Aventine Renewable Energy Holdings, Inc. Consolidated Statements of Operations
Aventine Renewable Energy Holdings, Inc. Consolidated Statements of Operations
Aventine Renewable Energy Holdings, Inc. Consolidated Statements of Operations
BUSINESS
Overview of Products
Overview of Our Facilities
Marketing Alliances
Top Ethanol Customers
United States Ethanol Production Capacity—Top Ten Producers
MANAGEMENT
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
STOCK OPTION/SAR GRANTS IN LAST FISCAL YEAR
AGGREGATED OPTION AND SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
CONSOLIDATED FINANCIAL STATEMENTS
Aventine Renewable Energy Holdings, Inc. Consolidated Financial Statements Years Ended December 31, 2005 and 2004, Period From May 31, 2003 to December 31, 2003, and the Predecessor Period From January 1, 2003 to May 30, 2003 and Three Month Period Ended March 31, 2006 (Unaudited)
Contents
Report of Independent Registered Public Accounting Firm
Aventine Renewable Energy Holdings, Inc. Consolidated Balance Sheets (In Thousands)
Aventine Renewable Energy Holdings, Inc. Consolidated Statements of Operations (In Thousands, Except Per Share Data)
Aventine Renewable Energy Holdings, Inc. Consolidated Statements of Changes in Stockholders' Equity (Deficit) (In Thousands)
Aventine Renewable Energy Holdings, Inc. Consolidated Statements of Cash Flows (In Thousands)
Aventine Renewable Energy Holdings, Inc. Notes to Consolidated Financial Statements (In Thousands, Except Per Share Data) December 31, 2005
Aventine Renewable Energy Holdings, Inc. Condensed Consolidated Statements of Operations (In Thousands, Except Per Share Data) (Unaudited)
Aventine Renewable Energy Holdings, Inc. Condensed Consolidated Statements of Cash Flows (In Thousands, Except Per Share Data) (Unaudited)
Aventine Renewable Energy Holdings, Inc. Notes to Condensed Consolidated Financial Statements (In Thousands, Except Per Share Data) (Unaudited)